Filed Pursuant to Rule 424B3
Registration File No. 333-173593

PROSPECTUS

AFFINIA GROUP INC.

AFFINIA

Offer to Exchange

$100,000,000 principal amount of its 9% Senior Subordinated Notes due 2014 which have been registered under the Securities Act of 1933 for any and all of its outstanding 9% Senior Subordinated Notes due 2014 that were issued on December 9, 2010. This offer does not relate to any of our 9% Senior Subordinated Notes due 2014 issued on any other date. In this prospectus, we sometimes refer to the notes issued on December 9, 2010 as the “eligible notes” to differentiate them from notes issued on any other date.

The exchange notes will be fully and unconditionally guaranteed on an unsecured basis by Affinia Group Intermediate Holdings Inc. (which is Affinia, Group Inc.’s direct parent) and Affinia Group Inc.’s direct and indirect subsidiaries that guarantee its and its restricted subsidiaries obligations under Affinia Group Inc.’s notes and revolving credit facility.

We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered eligible notes for freely tradeable notes that have been registered under the Securities Act.

The Exchange Offer

•	We will exchange all eligible notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of eligible notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 12:00 a.m. midnight, New York City time, on June 2, 2011, unless extended.

•	The exchange of eligible notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the eligible notes, except that the exchange notes will be freely tradeable.

All untendered eligible notes will continue to be subject to the restrictions on transfer set forth in the eligible notes and in the indenture. In general, the eligible notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the eligible notes under the Securities Act.

See “Risk Factors” beginning on page 19 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2011.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not, and the initial purchasers of the eligible notes are not, making an offer of these securities in any state where the offer is not permitted.

i

Market and Industry Data and Forecasts

Unless otherwise specified, (i) all references to the “aftermarket” or “market” refer to the light and commercial vehicle replacement products and services industry, (ii) “Eastern Europe” refers to Bulgaria, Czech Republic, Hungary, Poland, Romania, Russia, Slovakia, Slovenia, Turkey and Ukraine, (iii) “North America” refers to the United States, Canada and Mexico, (iv) all references to the “traditional” distribution channel refer to our sales to warehouse distributors, jobber stores and professional installers, (v) “the Alliance” refers to Aftermarket Auto Parts Alliance Inc., which is an auto parts distribution and marketing organization, marketing the Auto Value and Bumper to Bumper brands, (vi) “CARQUEST” refers to CARQUEST Auto Parts, a distributor of replacement products, comprised of stores owned and operated by General Parts Inc. (and its affiliated companies) and by independent franchise dealers, (vii) “DIFM” is an acronym for do-it-for-me and refers to consumers who use professionals to perform the maintenance and repair work needed on their vehicles, (viii) “DIY” is an acronym for do-it-yourself and refers to consumers who perform the maintenance and repair work needed on their vehicles, (ix) “NAPA” refers to NAPA Auto Parts, a distributor of replacement products, comprised of stores owned and operated by Genuine Parts Company (and its affiliated companies) and by independent franchise dealers, (x) “OEM” refers to original equipment manufacturers and (xi) “OES” refers to original equipment service providers.

Our market position is based on sales data for 2009. This prospectus includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications and surveys including, among others, the Automotive Aftermarket Industry Association (“AAIA”) 2011 Automotive Aftermarket Factbook and J.D. Power and Associates (“JD Power”), as well as internal company surveys. Third-party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Our internal data and forecasts have not been verified by any independent source and we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions upon which those sources relied. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

Certain Trademarks

The product and brand names WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris® are trademarks of the Company. This prospectus may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and such brand names, trademarks, service marks and trade names are the property of their respective owners.

ii

SUMMARY

This summary highlights selected information contained in this prospectus, but it may not contain all of the information that is important to you in making an investment decision. To better understand this exchange offer, and for a more complete description of this exchange offer and related transactions, you should read this entire prospectus carefully, including the “Risk Factors” section and the financial statements included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, the terms “Affinia,” “the company,” “we,” “our” and “us” all refer to Affinia Group Inc., its subsidiaries and its parent, Affinia Group Intermediate Holdings Inc. on a consolidated basis, the term “Issuer” refers to Affinia Group Inc. and not to its parent or any of its subsidiaries and the term “Intermediate Holdings” refers to Affinia Group Intermediate Holdings Inc.

Our Company

We are a global leader in the light and commercial vehicle replacement products and services industry, which also is referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2010, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe, Asia and Africa and generate sales in over 70 countries. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010.

Our aftermarket products can be classified into two primary groups:

(1)	Routine maintenance products, such as oil, fuel, air and other filters. The regular replacement cycle for these types of products provides a stable and recurring revenue stream. For example, we estimate that the oil filter will be replaced on an average heavy duty truck eight to ten times each year and on a typical light duty vehicle three to four times each year.

(2)	Wear products that are designed to be replaced occasionally, such as brake and chassis products (e.g., pads, rotors, shoes, drums, shock absorbers, steering and other suspension products). For example, brake pads will be replaced multiple times over the life of a light vehicle and more frequently over the life of a typical severe use or heavy duty truck.

We believe that these are the most attractive product groups of the aftermarket given the higher frequency of replacement for filters and brake products and the historical and expected growth in these product groups due to increasing regulatory and consumer focus on the environmental and safety benefits of these products. Our filtration products and systems are critical to the efficient operations of the engine and passenger air quality, while our brake and chassis products are essential for the safety of the vehicle.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated and ADN. We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket. Professional installers are highly incentivized to order reliable, well-known aftermarket products when repairing a vehicle because the cost of the products is passed through to the end consumer and, once the repair is made, installers are expected to stand behind their work by replacing any malfunctioning products without charging for the replacement or for the additional labor required. We believe that the reputation of our brands and products for form, fit, function and quality promotes significant demand for our products from these installers and throughout the aftermarket supply chain. Our reputation for reliability has helped us penetrate retailers whose customers have become increasingly sophisticated about the quality of the products they install in their vehicles.

In addition to servicing the light vehicle population, we sell to medium and heavy duty truck fleets and repair facilities through many of our customers, such as NAPA, CARQUEST, the Alliance and other independent warehouse distributors. We also serve the off-highway market through our large customers and have successfully developed products for new non-vehicle related opportunities in stationary equipment and wind generation applications.

Our principal product areas are described below:

Product Area	Representative Brands	Product Description
Filtration	WIX, Filtron, NAPA, CARQUEST and ecoLAST	Oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications

Brakes	Raybestos, BrakePro, AIMCO, NAPA, CARQUEST and ACDelco	Drums, rotors, calipers, friction and hydraulic components

Distribution – South America	Nakata, Bosch and WIX	Steering, shock absorbers and other suspension and driveline components, brakes, fuel and water pumps and other aftermarket products

Chassis	Raybestos, Nakata, NAPA Chassis, McQuay-Norris and ACDelco	Steering, suspension and driveline components

Our net sales for 2010 were approximately $2.0 billion. The following charts illustrate our net sales by geography and product type for the fiscal year ended December 31, 2010, excluding our Commercial Distribution Europe business unit, which we sold on February 2, 2010. For further information about our segments and our sales by geographic region referred refer to “Note 21. Segment Information,” in the notes to our audited financial statements included elsewhere in this prospectus.

Our Industry

According to JD Power, there were a total of one billion light, medium and heavy duty vehicles registered worldwide in 2009. Approximately 259 million, or 25%, of these vehicles were registered in the United States. According to the AAIA, the overall size of the U.S. aftermarket was approximately $274 billion in 2009. We are one of the largest independent participants in the global aftermarket, based on our sales in over 70 countries and offer what we believe is the broadest line within our product categories. To facilitate efficient inventory management and timely vehicle owner customer service, many of our customers and professional installers rely on larger suppliers like us to have full line product offerings, consistent value-added services and timely delivery. There are important advantages to having meaningful size and scale in the aftermarket, including the ability to support significant distribution operations, offer sophisticated supply chain management capabilities and provide a broad line of quality products.

In general, aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and DIY customers. Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to installers.

The distribution business is comprised of the (1) traditional, (2) retail and (3) OES channels. Typically, professional installers purchase their products through the traditional channel, and DIY customers purchase products through the retail channel. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Alliance, Uni-Select and ADN. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retail channel includes merchants such as AutoZone, O’Reilly Auto Parts and Canadian Tire. The OES channel consists primarily of vehicle manufacturers’ service departments at new vehicle dealerships.

We believe that future growth in aftermarket product sales will be driven by the following key factors:

Growth in global vehicle population. JD Power estimates that the world’s total vehicle population in 2009 was approximately 1.0 billion and expects it to continue to grow at a compound annual growth rate (“CAGR”) of 3.2% from 2009 to 2015. In particular, JD Power expects that the total vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 3.0%

•	China – 13.7%

•	Eastern Europe – 2.9%

•	India – 10.2%

Growth in global commercial vehicle population. JD Power estimates that there were approximately 170 million commercial vehicles registered globally in 2009 and expects the commercial vehicle population to continue to grow at a CAGR of 2.9% from 2009 to 2015. In particular, JD Power expects that the U.S. commercial vehicle population will grow at a CAGR of 1.4% from 2009 to 2015 and that the commercial vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in commercial vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 4.1%

•	China – 6.5%

•	Eastern Europe – 3.6%

•	India – 5.5%

Increase in total miles driven in the United States. In the United States, the total miles driven rose from 2.15 trillion in 1990 to 3.00 trillion in 2010, an increase of approximately 40%. Since 1980, annual miles driven in the United States have increased every year except for 2008.

Increase in average age of light vehicles in the United States. As of 2009, the average light vehicle age in the United States was 10.2 years, compared to an average of 8.8 years in 1999. As the average light vehicle age continues to rise, we believe that the use of aftermarket products will generally increase as well.

Increase in vehicle related regulation and legislation. Increase in environmental and safety legislation that is being adopted on a global basis has led to an increase in demand for high value filtration and brake products.

Our Competitive Strengths

Leading market positions in our product categories

We are one of the largest suppliers of aftermarket products with leading market positions in all of our primary categories. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010.

Well positioned to capture growth in emerging markets

We expect the aftermarket to grow disproportionately in the emerging markets. Additionally, we expect the vehicle population of Brazil, China, Eastern Europe and India to grow by a CAGR of 7.5% from 2009 to 2015, driven by robust new light vehicle sales and increasing commercial vehicle sales, a large percentage of which are first time vehicle purchases as opposed to replacement of existing vehicles. We have an established, large manufacturing footprint, well-known brands and an efficient distribution system to capitalize on the organic growth of these markets. Revenues in these markets represented approximately 30% of total revenues in 2010 and grew by approximately 115% between 2005 and 2010.

Long-standing customer relationships

Our top ten customers have maintained a relationship with us for an average of approximately 24 years. We have supplied our largest customer, NAPA, for over 40 years and we currently supply them with filtration, brake and chassis products. Similarly, we have supplied brake and filter products to our second largest customer, CARQUEST, for approximately 20 years and were recently awarded their chassis business. We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. Our strong relationships and reputation with customers in the traditional channel have increasingly positioned us to penetrate the retail channel as evidenced by recent business wins at O’Reilly Auto Parts and AutoZone.

Portfolio of highly regarded aftermarket brands

As a result of their reputation for form, fit, function and quality, we believe that our brands are preferred by the most common purchasers of products in the aftermarket (i.e., professional installers and technicians). Our well-known portfolio of brands includes WIX, Raybestos, Nakata, Brake Pro, Filtron, AIMCO and McQuay-Norris. We believe that through our WIX line of filters, we have the broadest product line offering in the North American aftermarket. We believe that our Raybestos brand brake pads have a reputation for less noise and better performance than our competitors’ products. Approximately 60% of our net sales in 2010 were derived from products we consider to be premium products, which command higher prices due to their reputation for superior quality and performance.

Leading heavy duty filtration platform

We believe that we are among the largest global manufacturers of aftermarket filters for heavy duty applications. We manufacture aftermarket filters for nearly every type of vehicle, including products for light, medium and heavy duty as well as off-highway applications. Approximately 60% of our North America filtration net sales in 2010 were for heavy duty and off-highway applications (i.e., construction, mining, forestry and agricultural). These heavy duty and off-highway products require more complex technologies and therefore are priced at three to four times the price of those used in light vehicle products. We believe that our WIX brand of filters has the #1 market position in the commercial vehicle filtration market.

Strong reputation for customer support and product breadth

We believe that our emphasis on customer service coupled with the breadth of our product offering are key factors in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

Global lower labor cost manufacturing and distribution footprint

Over the last several years, we have shifted a significant portion of our manufacturing and distribution base to lower labor cost countries. In the last six years we have closed or sold 59 facilities in high cost countries (i.e., the United States, Canada and England) and have built or acquired several facilities in lower labor cost countries (i.e., China, India, Mexico and Ukraine).

Accomplished management team

Our operations are led by an experienced management team that has successfully transformed the business over the past five years. Our top nine executives, led by our Chief Executive Officer, Terry R. McCormack, have an average of approximately 24 years in the aftermarket and industrial sectors. These executives have been instrumental in our efforts to shift the manufacturing footprint to lower labor cost, high growth emerging markets while maintaining and enhancing our customer relationships, entering into new markets and positioning us for future growth. As a result of their efforts, our gross margin has increased from 13.8% for the year ended December 31, 2005 to 20.6% for the year ended December 31, 2010.

Our Business Strategy

Develop relationships with new customers in the retail distribution channel

Historically, we have held a leading position in the traditional channel for filtration, brake and chassis products and have benefited from our strong reputation for quality among the most sophisticated customers (i.e., professional installers and technicians). As retailers expand their target markets to the professional installers, we have been able to maintain our leading position by adding retailers to our customer base. Management expects to continue leveraging our distribution capabilities and lower labor cost operating base to generate additional opportunities in the retail channel and continue to gain overall market share.

Increase product innovation and expand sales with existing customers in the traditional distribution channel

We are highly focused on enhancing our products for our core customers. We use our expertise in product design and engineering to develop and improve our product coverage with parts that meet or exceed OEM specifications. We also have been successful at expanding our strong relationships with customers by selling them additional products. We will continue to leverage our distribution and customer relationships to sell new products and services. For example, we introduced our new hub bearing product in 2008, we introduced our motorcycle and heavy duty parts in Brazil in 2009 and we introduced new hydraulic filtration products in 2010.

Expand sales in emerging markets

We have made significant investments in emerging markets over the last three years to capitalize on the rapid growth in these regions. This includes the acquisition of an 85% controlling interest in Longkou Haimeng Machinery Co. Ltd. (“Haimeng”), one of the world’s largest drum and rotor manufacturing companies. Over the past three years, we have opened new filtration manufacturing locations in Ukraine and Mexico as well as a new heavy duty friction and light vehicle brake shoe manufacturing operation in Mexico. In 2010, we expanded our filtration manufacturing capacity and capabilities in Brazil to sell into the domestic market. We are in the process of expanding our distribution capabilities with two new branches and a new warehouse in Brazil and starting a new filtration operation in China, which we expect to be operational in the first half of 2011 to sell into the domestic market and export product globally.

Grow presence in the commercial vehicle, industrial and marine aftermarket

We derived approximately 50% of our 2010 filtration revenues from the premium heavy duty equipment market, which includes on-highway trucks, construction equipment, agricultural equipment, industrial equipment and severe service vehicles. We believe that these products enjoy growth rates well in excess of gross domestic product given the increased focus on emissions coupled with the growing importance of fuel efficiency (as diesel fuel costs have increased by approximately 35% from December 2005 to December 2010). We also have expanded our product line in filtration, including the introduction of new hydraulic filtration products.

Capitalize on favorable aftermarket trends

We are focused on expanding our product lines and solidifying our position as a leading provider of aftermarket filtration, brake and chassis products in order to capitalize on several trends that are likely to positively affect growth and profitability in the aftermarket. For example, the AAIA expected the U.S. aftermarket to grow by 3.8% in 2010, 3.4% in 2011 and 3.6% in 2012, due to pent up demand developed in 2008 and 2009. Based on AAIA data, the markets for our primary products are expected to grow at higher rates than the overall aftermarket due to the fact that our maintenance and wear replacement markets are less affected by the increasing durability of vehicles.

Focus on operating efficiency and cash flow generation

Since 2005 we have lowered our manufacturing and distribution costs by approximately $98 million, thereby improving our return on assets and free cash flow. During that time we have rationalized and consolidated many of our facilities and have shifted production to lower labor cost countries. The majority of our product offerings are produced via light-intensity manufacturing processes, which avoid material capital expenditure requirements for individual pieces of production equipment. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue generating significant free cash flow in the future. As a result of this focus, our operating margin grew from 0.5% for the year ended December 31, 2005 to 6.0% for the year ended December 31, 2010.

Pursue opportunistic acquisitions and joint ventures

We intend to continue to analyze and pursue acquisition opportunities and joint ventures where we believe that we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our existing businesses. Our acquisition strategy also is focused on expanding into new geographic markets and providing products that fit well within our existing distribution channels.

Ownership Structure

The chart below illustrates our ownership and corporate structure.

(1)	The seller note was issued by our indirect parent company, Affinia Group Holdings Inc. The Issuer and the guarantors of the notes have no obligations with respect to the seller note. The seller note has a face amount of $74.5 million.
(2)	On August 13, 2009, Affinia Group Inc. issued $225 million in aggregate principal amount of 10.75% Senior Secured Notes due 2016 (“Secured Notes”). The Secured Notes were offered at a price of 98.799% of their face value, resulting in $222 million of net proceeds. The discount, which was $2 million as of December 31, 2010, is being amortized based on the effective interest rate method and included in interest expense until the Secured Notes mature. The Secured Notes are guaranteed on a senior secured basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. On December 31, 2010, Affinia Group Inc. redeemed $22.5 million aggregate principal amount of the Secured Notes pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date. As of December 31, 2010, $200 million in aggregate principal amount of the Secured Notes was outstanding net of a $2 million discount.
(3)

Our asset-based revolving credit facility provides for borrowings of up to $315 million (the “ABL Revolver”). The Canadian Dollar equivalent of up to $20 million U.S. Dollars of the ABL Revolver can be made available, subject to certain collateral obligations, for borrowings by a Canadian subsidiary. As of December 31, 2010, we had $90 million of outstanding borrowings under the ABL Revolver, and approximately $191 million was available for borrowings under the ABL Revolver after giving effect to $15 million of outstanding and undrawn letters of credit and $3 million of borrowing base reserves, which reduce available borrowings.

(4)	On November 30, 2004, Affinia Group Inc. issued $300 million in aggregate principal amount of 9% Senior Subordinated Notes due 2014 (“Subordinated Notes”). The Subordinated Notes are guaranteed on a senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. During the second quarter of 2009, Affinia Group Holdings Inc. purchased approximately $33 million principal amount of the Subordinated Notes in the open market and thereafter contributed such notes to Affinia Group Intermediate Holdings Inc., which contributed such notes to Affinia Group Inc. Affinia Group Inc. promptly surrendered such notes for cancellation. On December 9, 2010, we completed an offering of an additional $100 million aggregate principal amount of Subordinated Notes (the “Additional Notes”). As of December 31, 2010, $367 million in aggregate principal amount of the Subordinated Notes was outstanding.

Our Sponsor

Our principal stockholders are investment funds affiliated with The Cypress Group L.L.C. (collectively, “Cypress”) and OMERS Administration Corporation (“OMERS”). Cypress is a New York-based private equity firm founded in 1994. Since 1994, Cypress professionals have invested $4 billion in transactions exceeding $22 billion in value. Selected transactions include: Communications & Power Industries Inc.; Cinemark USA, Inc.; The Meow Mix Company; Wesco International, Inc. and Williams Scotsman, Inc. OMERS is one of Canada’s leading pension funds with approximately $53 billion in net investment assets at December 31, 2010. As one of the largest institutional investors in Canada, OMERS manages a diversified global portfolio of more than 2,800 stocks and bonds as well as real estate, infrastructure and private equity investments. Cypress and OMERS invested in us in connection with our acquisition of substantially all of Dana Corporation’s (“Dana”) aftermarket business operations on November 30, 2004 (the “Acquisition”).

Affinia Group Inc. is a Delaware corporation. Our principal executive offices are located at 1101 Technology Drive, Ann Arbor, Michigan 48108. Our telephone number is (734) 827-5400. We also maintain a website at www.affiniagroup.com. Our website and the information contained on our website is not part of this prospectus, and you should rely only on the information contained or incorporated by reference in this prospectus when making a decision as to whether to participate in the exchange offer.

The Exchange Offer

In this prospectus, the term “outstanding notes” refers to the $367,000,000 principal amount of 9% Senior Subordinated Notes due 2014 that Affinia Group Inc. issued on November 30, 2004 and December 9, 2010 in private offerings; the term “Initial Notes” refers to the 9% Senior Subordinated Notes due 2014 issued on November 30, 2004, the terms “Additional Notes” and “eligible notes” refer to the 9% Senior Subordinated Notes due 2014 issued on December 9, 2010 and to which this offer relates; the term “exchange notes” refers to the 9% Senior Subordinated Notes due 2014, as registered under the Securities Act; and the terms “Subordinated Notes” and “notes” refer to the outstanding notes and the exchange notes collectively.

General	In connection with the private offering of eligible notes, Affinia Group Inc. and the guarantors of eligible notes entered into a registration rights agreement with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 180 days after the date of original issuance of the eligible notes. You are entitled to exchange in the exchange offer your eligible notes for exchange notes which are identical in all material respects to the eligible notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the eligible notes under the registration rights agreement; and

•	the liquidated damages provisions of the registration rights agreement will no longer be applicable.

The Exchange Offer	Affinia Group Inc. is offering to exchange $100,000,000 principal amount of its 9% Senior Subordinated Notes due 2014, which have been registered under the Securities Act, for any and all of its outstanding 9% Senior Subordinated Notes due 2014 issued on December 9, 2010.

You may only exchange eligible notes in integral multiples of $1,000.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for eligible notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for eligible notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of eligible notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its eligible notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on June 2, 2011, unless extended by Affinia Group Inc. Affinia Group Inc. does not currently intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your eligible notes at any time prior to the expiration of the exchange offer. Affinia Group Inc. will return to you any of your eligible notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	Each exchange offer is subject to customary conditions, which Affinia Group Inc. may waive. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Eligible Notes	If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with the eligible notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold eligible notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of

DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for eligible notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of eligible notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those eligible notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those eligible notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your eligible notes, either make appropriate arrangements to register ownership of the eligible notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your eligible notes and your eligible notes are not immediately available or you cannot deliver your eligible notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your eligible notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Eligible notes

As a result of the making of, and upon acceptance for exchange of all validly tendered eligible notes pursuant to the terms of, the exchange offer, Affinia Group Inc. and the guarantors of the notes will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no additional increase in the interest rate on the eligible notes under the circumstances described in the registration rights agreement. If you do not tender your eligible notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the eligible notes as set forth in the indenture, except Affinia Group Inc. and the guarantors of the notes will not have any further obligation to you to provide for the exchange and registration of the eligible notes under the registration rights agreement. To the extent that eligible notes are tendered and accepted in the exchange offer, the trading market for eligible notes could be adversely affected.

Consequences of Failure to Exchange	All untendered eligible notes will continue to be subject to the restrictions on transfer set forth in the eligible notes and in the indenture. In general, the eligible notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, Affinia Group Inc. and the guarantors of the notes do not currently anticipate that they will register the eligible notes under the Securities Act.

Material United States Federal Income Tax Consequences	The exchange of eligible notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer. See “Use of Proceeds.”

Exchange Agent	Wilmington Trust Company is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the eligible notes and the exchange notes. The exchange notes will have terms identical in all material respects to the eligible notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuer	Affinia Group Inc.

Notes offered	$100 million aggregate principal amount of 9% Senior Subordinated Notes due 2014.

Maturity date	November 30, 2014.

Interest	The exchange notes will bear interest at an annual rate of 9% (calculated using a 360-day year).

Interest payment dates	We will pay interest on the exchange notes on May 30 and November 30 of each year.

Optional redemption	We may redeem some or all of the notes at our option at the redemption prices listed under “Description of the Exchange Notes—Optional redemption” plus accrued and unpaid interest, if any, to the date of redemption.

Ranking	The exchange notes and the guarantees will be our unsecured senior subordinated obligations. The exchange notes and the guarantees will rank:

•	junior to all of our and the guarantors’ existing and future senior indebtedness, including the indebtedness under our Secured Notes and our ABL Revolver;

•	equally with all of our and the guarantors’ existing and future senior subordinated indebtedness; and

•	senior to all of our and the guarantors’ existing and future subordinated indebtedness.

In addition, the exchange notes will be effectively subordinated to the existing and future liabilities of our non-guarantor subsidiaries.

As of December 31, 2010,

•

the Issuer had (i) $290 million of senior indebtedness (all of which is secured indebtedness), which consisted of (x) $90 million of borrowings under the ABL Revolver (excluding $15 million of outstanding undrawn letters of credit issued thereunder and $3 million of borrowing base reserves) and (y) $200 million aggregate principal amount of the Secured Notes, and (ii) $367 million of senior subordinated indebtedness;

•

the guarantors had (i) $290 million of senior indebtedness (all of which is secured indebtedness), which consisted of guarantees of (x) $90 million of indebtedness under the ABL Revolver (excluding $15 million of outstanding undrawn letters of credit issued thereunder and $3 million of borrowing base reserves) and (y) $200 million aggregate principal amount of the Secured Notes, and (ii) $367 million of senior subordinated indebtedness, which consists of the guarantees of the notes;

•

the Issuer had an additional $191 million of unutilized capacity under the ABL Revolver after deducting $15 million of outstanding and undrawn letters of credit issued thereunder and $3 million of borrowing base reserves, all of which was senior to the notes; and

•	liabilities of our non-guarantor subsidiaries was $213 million.

Guarantees	The notes will initially be jointly and severally guaranteed on a senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries that guarantee the Secured Notes and the ABL Revolver. See “Description of the Exchange Notes—Guarantees” and “Description of the Exchange Notes—Future guarantors.”

Our non-guarantor subsidiaries accounted for $616 million and $736 million, or 34% and 37%, of our net sales for the years ended December 31, 2009 and December 31, 2010 (excluding our non-guarantor subsidiaries’ intercompany sales to the guarantors of $327 million and $342 million), respectively, and generated operating profit of $82 million and $101 million, compared to the guarantors’ operating profit of $62 million and $51 million, for the years ended December 31, 2009 and December 31, 2010, respectively. Our non-guarantor subsidiaries accounted for $519 million and $557 million, or 35% and 35%, of our assets and $241 million and $213 million, or 23% and 19%, of our liabilities as of December 31, 2009 and December 31, 2010, respectively.

A subsidiary guarantee of the notes will be released upon (i) the sale or other disposition of the subsidiary guarantor, (ii) the designation of such subsidiary as an unrestricted subsidiary, (iii) such subsidiary not having any debt outstanding that would have required it to become a guarantor or (iv) the satisfaction, discharge or defeasance of the indenture.

Change in control	Upon a change in control, we may be required to make an offer to purchase each holder’s exchange notes at a price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of purchase.

Covenants	The indenture governing the notes contains certain covenants applicable to the Issuer and its restricted subsidiaries. These covenants, among other things, limit the Issuer’s ability and the ability of its restricted subsidiaries to

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens; and

•	merge, consolidate or sell substantially all of our assets.

These covenants are subject to important exceptions and qualifications and do not restrict Intermediate Holdings. See “Description of the notes—Certain covenants.”

Risk Factors

You should carefully consider all the information in this prospectus prior to exchanging your eligible notes for exchange notes. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

SUMMARY HISTORICAL FINANCIAL DATA

The following table sets forth summary historical financial data as of and for the years ended December 31, 2008, 2009 and 2010. The summary historical financial data as of December 31, 2009 and 2010 and for each of the fiscal years ended December 31, 2008, 2009 and 2010 have been derived from, and should be read together with, our audited historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary historical financial data as of December 31, 2008 have been derived from our audited historical consolidated financial statements and the accompanying notes that are not included in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The summary historical financial data should be read together with the “Selected Historical Financial Data” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in this prospectus, and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Year ended December 31,
(Dollars in millions)	2008	2009	2010
Statement of income data:(1)
Net sales	$1,915	$1,797	$1,991
Cost of sales	(1,546)	(1,429)	(1,581)

Gross profit	369	368	410
Selling, general and administrative expenses	(276)	(267)	(290)

Operating profit	93	101	120
Gain (loss) on extinguishment of debt	—	8	(1)
Other income (loss), net	(3)	5	3
Interest expense	(56)	(69)	(66)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	34	45	56
Income tax provision	(18)	(22)	(27)
Equity in income, net of tax	—	1	1

Net income from continuing operations	16	24	30
Loss from discontinued operations, net of tax	(19)	(61)	—

Net income (loss)	(3)	(37)	30
Less: net income attributable to noncontrolling interest, net of tax	—	7	6

Net income (loss) attributable to the Company	$(3)	$(44)	$24

Statement of cash flows data:

Net cash (used in) provided by:
Operating activities	$48	$55	$23
Investing activities	(75)	(36)	(98)
Financing activities	51	(35)	66

Other financial data and ratios:
Capital expenditures	$25	$31	$52
Depreciation and amortization(2)	34	36	37

Balance sheet data (end of period):(3)
Cash and cash equivalents	$77	$65	$55
Total current assets	994	973	1,016
Total assets	1,515	1,483	1,589
Total current liabilities	467	437	455
Total debt	622	601	696
Total shareholder’s equity(4)	416	437	448

(1)	Our Commercial Distribution Europe business unit was sold on February 2, 2010. As a result, in accordance with Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment is accounted for as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.
(2)	The depreciation and amortization expense excludes the Commercial Distribution Europe segment. The consolidated cash flow statement, which is included in our audited financial statements included elsewhere in this prospectus, includes the Commercial Distribution Europe segment.
(3)	The various balance sheet items as of December 31, 2008 have not been updated to reflect the discontinued operation of the Commercial Distribution Europe segment.
(4)	Effective January 1, 2009, we changed the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements as required under ASC Topic 810, “Consolidation.” Upon adoption, applicable prior period amounts have been retrospectively changed to conform. The noncontrolling interest was reclassified to the equity section of the balance sheet.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before deciding to tender your eligible notes in the exchange offer. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose some or all of your investment.

Risks Related To The Exchange Offer

There may be adverse consequences if you do not exchange your eligible notes.

If you do not exchange your eligible notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your eligible notes as set forth in the offering memorandum distributed in connection with the private offering of the eligible notes. In general, the eligible notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the eligible notes under the Securities Act. You should refer to “Summary—The Exchange Offer” and “The Exchange Offer” for information about how to tender your eligible notes.

The tender of eligible notes under the exchange offer will reduce the outstanding amount of the eligible notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the eligible notes due to a reduction in liquidity.

Risks Relating to Our Industry and Our Business

Continued volatility in and disruption to the global economy, including the global capital and credit markets, has affected and may continue to materially and adversely affect our business, financial condition and results of operations, as well as our ability to access credit and has affected and may continue to materially and adversely affect the financial soundness of our customers and suppliers.

The global economy, including the global capital and credit markets, has been experiencing a period of significant uncertainty, characterized by very weak or negative economic growth, high unemployment, reduced spending by consumers and businesses, the bankruptcy, failure, collapse or sale of various financial institutions and a considerable level of intervention from the United States federal government and various foreign governments. These recessionary conditions have materially and adversely affected the demand for our products and services and, therefore, reduced purchases by our customers, which has negatively affected our revenue growth and caused a decrease in our profitability. Although many vehicle maintenance and repair expenses are non-discretionary, difficult economic conditions may reduce miles driven and thereby increase periods between maintenance and repairs. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may limit our access to capital, and may also negatively affect our customers’ and our suppliers’ ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers’ or suppliers’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our earnings and cash flow.

If these economic conditions do not improve or continue to deteriorate, our results of operations or financial condition could limit our ability to take actions pursuant to certain covenants in our debt agreements that are tied to ratios based on our financial performance. Such covenants include our ability to incur additional indebtedness, make investments or pay dividends.

Our business would be materially and adversely affected if we lost any of our larger customers.

For the year ended December 31, 2010, approximately 27% and 8% of our net sales from continuing operations were to NAPA and CARQUEST, respectively. To compete effectively, we must continue to satisfy these and other customers’ pricing, service, technology and increasingly stringent quality and reliability requirements. Additionally, our revenues may be affected by decreases in NAPA’s or CARQUEST’s business or market share. Consolidation among our customers may also negatively impact our business. We cannot provide any assurance as to the amount of future business with these or any other customers. While we intend to continue to focus on retaining and winning these and other customers’ business, we may not succeed in doing so. Although business with any given customer is typically split among numerous contracts, the loss of, or significant reduction in purchases by, one of those major customers could materially and adversely affect our business, financial condition and results of operations.

Increased crude oil and gasoline prices could reduce global demand for and use of automobiles and increase our costs, which could have a material and adverse effect on our business, financial condition and results of operations.

Material increases in the price of crude oil have historically been a contributing factor to the periodic reduction in the global demand for and use of automobiles. An increase in the price of crude oil could reduce global demand for and use of automobiles and continue to shift customer demand away from larger cars and light trucks (including sport utility vehicles (“SUVs”)), which we believe have more frequent replacement intervals for our products, which could have a material and adverse effect on our business, financial condition and results of operations. Demand for traditional SUVs and vans has declined in the past due, in part, to higher gasoline prices. If this trend were to continue, or if total miles driven were to decrease for a number of years, it could have a material and adverse effect on our business, financial condition and results of operations. Further, as higher gasoline prices result in a reduction in discretionary spending for auto repair by the end users of our products, our results of operations have been, and could continue to be, impacted. Additionally, higher gasoline prices have a material and adverse impact on our freight expenses.

The shift in demand from premium to economy brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby reducing our margins and decreasing our net sales.

We estimate that a majority of our net sales are currently derived from products we consider to be premium products. There has been, and may continue to be, a shift in demand from premium products, on which we can generally command premium pricing and generate enhanced margins, to value products. If such a trend continues, we may be forced to expand our production and/or purchases of value products at competitive prices. In addition, we could be forced to further reduce our prices to remain competitive, in which case our margins will decrease unless we make corresponding reductions in our cost structure.

We are subject to increasing pricing pressure from imports, particularly from lower labor cost countries.

Price competition from other aftermarket manufacturers particularly those based in lower labor cost countries, such as China, have historically played a role and may play an increasing role in the aftermarket sectors in which we compete. Pricing pressures have historically been more prevalent with respect to our brake products than our other products. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, many are expanding their manufacturing capabilities to produce a broad range of lower labor cost, higher quality products and provide an expanded product offering. In the future, competitors in Asia or other lower labor cost sources may be able to effectively compete in our premium markets and produce a wider range of products which may force us to move additional manufacturing capacity offshore and/or lower our prices, reducing our margins and/or decreasing our net sales.

Increasing costs for manufactured components, raw materials and energy prices may materially and adversely affect our business, financial condition and results of operations.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. Materials comprise the largest component of our manufactured goods cost structure. Increases in the price of these items could materially increase our operating costs and materially and adversely affect our profit margins. In addition, in connection with passing through steel and other raw material price increases to our customers, there has typically been a delay of up to several months in our ability to increase prices, which has temporarily impacted profitability. In the future, it may be difficult to pass further price increases on to our customers, especially if we experience additional cost increases soon after implementing price increases. In addition, we have experienced longer than typical lead times in sourcing some of our steel-related components and certain finished products, which has caused us to buy from non-preferred vendors at higher costs.

If our customers seek more expansive return policies or practices, such as extended payment terms, our cash flows and results of operations could be materially and adversely affected.

We are subject to product returns from customers, some of which manage their excess inventory by returning product to us. Our contracts with our customers typically include provisions that permit our customers to return specified levels of their purchases. Returns have historically represented approximately 2% of our sales. If returns from our customers significantly increase, our business, financial condition and results of operations may be materially and adversely affected. In addition, some customers in the aftermarket are pursuing ways to shift their costs of working capital, including extending payment terms. To the extent customers extend payment terms, our cash flows and results of operations may be materially and adversely affected.

We are subject to other risks associated with our non-U.S. operations.

We have significant manufacturing operations outside the United States, including joint ventures and other alliances. In 2010, approximately 42% of our net sales originated outside the United States. Risks inherent in international operations include:

•	multiple regulatory requirements that are subject to change and that could restrict our ability to manufacture, market or sell our products;

•	inflation, recession, fluctuations in foreign currency exchange and interest rates and discriminatory fiscal policies;

•	trade protection measures, including increased duties and taxes, and import or export licensing requirements;

•	price controls;

•	exposure to possible expropriation or other government actions;

•	differing local product preferences and product requirements;

•	difficulty in establishing, staffing and managing operations;

•	differing labor regulations;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	political and economic instability and possible terrorist attacks against American interests;

•	enforcement of remedies in various jurisdictions; and

•	diminished protection of intellectual property in some countries.

These and other factors may have a material and adverse effect on our international operations or on our business, financial condition and results of operations. In addition, we may experience net foreign exchange losses due to currency fluctuations.

We are exposed to risks related to our receivables factoring arrangements.

We have entered into agreements with third-party financial institutions to factor on a non-recourse basis certain receivables. The terms of the factoring arrangements provide for the factoring of certain U.S. Dollar-denominated or Canadian Dollar-denominated receivables, which are purchased at the face amount of the receivable discounted at the annual rate of LIBOR plus a bank-determined spread on the purchase date. The amount factored is not contractually defined by the factoring arrangements and our use will vary each month based on the amount of underlying receivables and our cash flow needs. We began factoring certain of our receivables during 2010. For the year ended December 31, 2010, the total amount of receivables factored was $156 million and the cost incurred on factoring was $2 million. Receivables factored by us will be accounted for as a sale and removed from the balance sheet at the time of factoring and the cost of the factoring will be accounted for in other income. If any of the financial institutions we have factoring arrangements with experience financial difficulties or are otherwise unable or unwilling to honor the terms of, or otherwise terminates, our factoring arrangements, we may experience material and adverse economic losses due to the failure of such factoring arrangements and the impact of such failure on our liquidity, which could have a material and adverse effect upon our financial condition, results of operations and cash flows.

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us.

We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product if the defect or the alleged defect relates to vehicle safety. Our costs associated with providing product warranties could be material. Product liability, warranty and recall costs may have a material and adverse effect on our business, financial condition and results of operations. Our insurance may not be sufficient to cover such costs.

As a result of the consolidation driven by improved logistics and data management, distributors have reduced their inventory levels, which have reduced and could continue to reduce our sales.

Warehouse distributors have consolidated through acquisition and rationalized inventories, while streamlining their distribution systems through more timely deliveries and better data management. The corresponding reduction in purchases by distributors has negatively impacted our sales. Further consolidation or improvements in distribution systems could have a similar material and adverse impact on our sales.

We are subject to costly regulation, particularly in relation to environmental, health and safety matters, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to a substantial number of costly regulations. In particular, we are required to comply with frequently changing and increasingly stringent requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries, including those governing emissions to air, discharges to air and water, and the creation and emission of noise and odor; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties and occupational health and safety. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or costs to upgrade or replace existing equipment, as a result of violations of or liabilities under environmental, health and safety laws or non-compliance with environmental permits required at our facilities. In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose joint and several liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating and/or remediating contamination at these properties if contamination requiring such activities is discovered in the future. We cannot assure that we have been, or will at all times be, in complete compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, environmental requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material and adverse effect on our business, financial condition and results of operations. We have made and will continue to make expenditures to comply with environmental requirements. These requirements, responsibilities and associated expenses and expenditures, if they continue to increase, could have a material and adverse effect on our business and results of operations. While our costs to defend and settle claims arising under environmental laws in the past have not been material, we cannot assure you that this will remain the case in the future. For more information about our environmental compliance and potential environmental liabilities, see “Business—Environmental Matters” and “Business—Legal Proceedings.”

Our operations would be materially and adversely affected if we are unable to purchase raw materials, manufactured components or equipment from our suppliers.

Because we purchase from suppliers various types of raw materials, finished goods, equipment and component parts, we may be materially and adversely affected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our suppliers’ ability to supply products to us is also subject to a number of risks, including availability of raw materials, such as steel, destruction of their facilities or work stoppages. In addition, our failure to promptly pay, or order sufficient quantities of inventory from, our suppliers may increase the cost of products we purchase or may lead to suppliers refusing to sell products to us at all. Our efforts to protect against and to minimize these risks may not always be effective.

Our intellectual property portfolio could be subject to legal challenges and we may be subject to certain intellectual property claims.

We have developed and actively pursue developing a considerable amount of proprietary technology in the replacement products industry and rely on intellectual property laws of the United States and other countries to protect such technology. In doing so, we incur ongoing costs to enforce and defend our intellectual property. We have from time to time been involved in litigation regarding patents and other intellectual property. We may be subject to material intellectual property claims in the future or we may incur significant costs or losses related to such claims, including payments for licenses that may not be available on reasonable terms, if at all. Our proprietary rights may be challenged, invalidated or circumvented. Moreover, third parties may independently develop technology or other intellectual property that is comparable with or similar to our own, and we may not be able to prevent the use of it.

Our success depends in part on our development of improved products, and our efforts may fail to meet the needs of customers on a timely or cost-effective basis.

Our continued success depends on our ability to maintain advanced technological capabilities, machinery and knowledge necessary to adapt to changing market demands as well as to develop and commercialize innovative products. We cannot assure you that we will be able to develop new products as successfully as in the past or that we will be able to keep pace with technological developments by our competitors and the industry generally. In addition, we may develop specific technologies and capabilities in anticipation of customers’ demands for new innovations and technologies. If such demand does not materialize, we may be unable to recover the costs incurred in such programs. If we are unable to recover these costs or if any such programs do not progress as expected, our business, financial condition or results of operations could be materially and adversely affected.

The introduction of new and improved products and services may reduce our future sales.

Improvements in technology and product quality may extend the longevity of vehicle component parts and delay aftermarket sales. In particular, in our oil filter business the introduction of oil change indicators and the use of synthetic motor oils may further extend oil filter replacement cycles. The introduction of electric, fuel cell and hybrid automobiles may pose a long-term risk to our business because these vehicles may alter demand for our primary product lines. In addition, the introduction by OEMs of increased warranty and maintenance service initiatives, which are gaining popularity, have the potential to decrease the demand for our products in the traditional and retail sales channels.

We may not be able to achieve the cost savings that we expect from the restructuring of our operations.

At the end of 2005 we announced the comprehensive restructuring through which we seek to lower costs and improve profitability by rationalizing manufacturing operations and to focus on low-cost sourcing opportunities. We have realized approximately $98 million in cost savings as a result of the comprehensive restructuring to date. However, we may not be able to achieve the level of benefits that we expect to realize or we may not be able to realize these benefits within the timeframes we currently expect. Our expectations regarding cost savings are also predicated upon maintaining our sales levels. Changes in the amount, timing and character of charges related to the restructuring, failure to complete or a substantial delay in completing the restructuring and planned divestitures or the receipt of lower proceeds from such divestitures than currently is anticipated could have a material and adverse effect on us. We expect to record an additional $4 million in comprehensive restructuring costs for the remainder of the comprehensive restructuring.

Work stoppages, labor disputes or similar difficulties could significantly disrupt our operations.

As of December 31, 2010, 139 of our U.S. employees and 5 of our Canadian employees were represented by unions. It is possible that our workforce will become more unionized in the future. We may be subject to work stoppages and may be affected by other labor disputes. A work stoppage at one or more of our plants may have a material and adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

Any acquisitions we make could disrupt our business and materially and adversely affect our business, financial condition and results of operations.

We may, from time to time, consider acquisitions of complementary companies, products or technologies. Acquisitions involve numerous risks, including difficulties in the assimilation of the acquired businesses, the diversion of our management’s attention from other business concerns and potential adverse effects on existing business relationships with current customers and suppliers. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness. We cannot assure that we will be able to successfully integrate any acquisitions that we pursue or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flow. Any such failure could materially and adversely affect our business, financial condition and results of operations.

Cypress controls us and may have conflicts of interest with us or the holders of the notes in the future.

Cypress beneficially owns 61% of the outstanding shares of our common stock. As a result, Cypress has control over our decisions to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders or note holders believe that any such transactions are in their own best interests. Additionally, Cypress is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Cypress may also pursue, for its own account, acquisition opportunities that may be complementary to our business, and, as a result those acquisition opportunities may not be available to us. So long as Cypress continues to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions including director and officer appointments, potential mergers and acquisitions, asset sales and other significant corporate transactions.

We may be required to recognize impairment charges for our long-lived assets.

At December 31, 2010, the net carrying value of long-lived assets (property, plant and equipment) totaled $217 million. In accordance with GAAP, we periodically assess our long-lived assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in charges to long-lived asset impairments. Future impairment charges could significantly affect our results of operations in the periods recognized. Impairment charges would also reduce our consolidated net worth and increase our debt to total capitalization ratio, which could negatively impact our access to the public debt and equity markets.

We could be required to record a material non-cash charge to income if our recorded intangible assets or goodwill is impaired, or if we shorten intangible asset useful lives.

We have $215 million of recorded intangible assets and goodwill on our consolidated balance sheet as of December 31, 2010. These assets may become impaired with the loss of significant customers or a decline of profitability. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. If these estimates or related projections change in the future, we may be required to record impairment charges for goodwill at that time. If our trade names carrying values exceed fair value we will be required to record an impairment charge.

While our intangibles with definite lives may not be impaired, the useful lives are subject to continual assessment, taking into account historical and expected losses of relationships that were in the base at time of acquisition. This assessment may result in a reduction of the remaining useful life of these assets, resulting in potentially significant increases to non-cash amortization expense that is charged to our consolidated statement of operations. An intangible asset or goodwill impairment charge, or a reduction of amortization lives, could have a material and adverse effect on our results of operations.

Business disruptions could materially and adversely affect our future sales and financial condition or increase our costs and expenses.

Our business may be disrupted by a variety of events or conditions, including, but not limited to, threats to physical security, acts of terrorism, raw material shortages, natural and man-made disasters, information technology failures and public health crises. Any of these disruptions could affect our internal operations or services provided to customers, and could impact our sales, increase our expenses or materially and adversely affect our reputation.

Foreign exchange rate fluctuations could cause a decline in our financial condition, results of operations and cash flows.

As a result of our international operations, we are subject to risk because we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the U.S. Dollar. Our international presence is most significant in Brazil, Canada, China, Mexico and Poland. To the extent that we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if the foreign currency appreciates because the appreciation effectively increases our cost in that country to a greater extent than our revenues. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, foreign exchange rate fluctuations in that currency could have a material and adverse effect on our financial condition, results of operations and cash flows. In addition, the financial condition, results of operations and cash flows of some of our operating entities are reported in foreign currencies and then translated into U.S. Dollars at the applicable foreign exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. Dollar against these foreign currencies generally will have a negative impact on our reported sales and profits.

For example, on January 11, 2010, the Venezuelan government devalued the country’s currency, bolivar fuerte (“VEF”), and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 VEF per U.S. Dollar to 2.60 VEF for essential goods and 4.30 VEF for non-essential goods and services, with our products falling into the non-essential category. A Venezuelan currency control board is responsible for foreign exchange procedures, including approval of requests for exchanges of VEF for U.S. Dollars at the official, government established exchange rate. We use the parallel market rate, which ranged between 5.30 to 7.70 VEF to the U.S. Dollar, to translate the financial statements of our Venezuelan subsidiary because we expect to obtain U.S. Dollars at the parallel market rate for future dividend remittances. The one-time devaluation had a $2 million negative impact on our pre-tax net income in 2010. Further depreciation of the VEF, or depreciation of the currencies of other countries in which we do business, could materially and adversely affect our business, financial condition, results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment.”

We use a combination of natural hedging techniques and financial derivatives to protect against certain foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. Gains or losses associated with hedging activities also may negatively impact operating results.

Entering new markets poses new competitive threats and commercial risks.

In recent years we have sought to expand our manufacturing and sales into new markets. Expanding into new markets requires investments and resources that may not be available as needed. We cannot guarantee that we will be successful in leveraging our capabilities to compete favorably in new markets or that we will be able to recoup our significant investments in expansion projects. If our customers in new markets experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

We conduct significant operations at our facility in Juarez, Mexico, which could be materially and adversely affected as a result of the increased levels of drug-related violence in that city.

Recently, fighting among rival drug cartels has led to unprecedented levels of violent crime in Juarez, Mexico and elsewhere along the U.S.-Mexico border despite increased law-enforcement efforts by the Mexican and the U.S. governments. This situation presents several risks to our operations in Juarez, including, among others, that our employees may be directly affected by the violence, that our employees may elect to relocate out of the Juarez region in order to avoid the risk of violent crime to themselves or their families, and that our customers may become increasingly reluctant to visit our Juarez facility, which could delay new business opportunities and other important aspects of our business. If any of these risks materializes, our business may be materially and adversely affected.

The mix of profits and losses in various jurisdictions may have an impact on our overall tax rate, which in turn, may materially and adversely affect our profitability.

Tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that is consolidated for tax purposes in each jurisdiction. Losses in such jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of projected profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our operating results.

As of December 31, 2010, we had $85 million in net deferred income tax assets. These deferred tax assets include net operating loss carryforwards that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. We periodically determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the factors described above or other factors, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material and adverse effect on our results of operations.

Our ability to utilize our net operating loss carryforwards may be limited and delayed. As of December 31, 2010, we had U.S. net operating loss carryforwards of $266 million. Certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”) could limit our annual utilization of the net operating loss carryforwards. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards and any subsequent net operating loss carryforwards in the future.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations. We are currently implementing modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

Our international operations are subject to political and economic risks of developing countries and special risks associated with doing business in corrupting environments.

We design, manufacture, distribute and market a broad range of aftermarket products in various regions, some of which are less developed, have less stability in legal systems and financial markets and are generally recognized as potentially more corrupt business environments than the United States, and therefore present greater political, economic and operational risks. We have in place certain policies, procedures and certain ongoing training of employees with regard to business ethics and many key legal requirements, such as applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), which make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantages; however, there can be no assurance that our employees will adhere to our code of business conduct and ethics or any other of our policies, applicable anti-corruption laws, including the FCPA, or other legal requirements. If we fail to enforce our policies and procedures properly or fail to maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. In the event that we believe or have reason to believe that our employees have or may have violated applicable anti-corruption laws, including the FCPA, or other laws or regulations, we are required to investigate or have outside counsel investigate the relevant facts and circumstances, and if violations are found or suspected could face civil and criminal penalties, and significant costs for investigations, litigation, fees, settlements and judgments, which in turn could have a material and adverse effect on our business.

Risks Relating to Our Indebtedness

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital and, to the extent of our variable rate indebtedness, exposing us to interest rate risk.

As a result of the Acquisition in 2004, the refinancing in 2009 and the issuance of additional Subordinated Notes in 2010, we are highly leveraged. This leverage may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, restructuring and general corporate or other purposes, limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our less leveraged competitors. Further volatility in the credit markets could adversely impact our ability to obtain favorable terms on financing in the future. In addition, a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including our operations, capital expenditures and future business opportunities. We may be more vulnerable than a less leveraged company to a downturn in the general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth. We may be vulnerable to interest rate increases, as certain of our borrowings, including those under our ABL Revolver, are at variable rates. We can give no assurance that our business will generate sufficient cash flow from operations, that revenue growth or operating improvements will be realized, or that future borrowings will be available under our ABL Revolver in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which actions may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our ABL Revolver and the indentures governing our Secured Notes and the notes restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair, and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of the Exchange Notes.”

Despite our current indebtedness levels, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the terms of the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. As of December 31, 2010, we had $191 million of borrowing capacity available under the ABL Revolver after giving effect to $15 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures governing our notes and the credit agreement that governs our ABL Revolver, contain, and the agreements that govern our future indebtedness may contain, certain covenants that, among other things, limit or restrict our ability and the ability of our subsidiaries to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	make certain investments or acquisitions;

•	create certain liens or encumbrances;

•	sell assets;

•	enter into transactions with affiliates;

•	issue capital stock;

•	change our line of business;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	designate subsidiaries as unrestricted subsidiaries;

•	make capital expenditures; and

•	restrict dividends, distributions or other payments from our subsidiaries.

There are limitations on our ability to incur the full $315 million of commitments under the ABL Revolver. The borrowers organized in the United States are limited to $295 million and the borrower organized in Canada may borrow up to the remaining $20 million. In each case, borrowings under our ABL Revolver are limited by a specified borrowing base consisting of a percentage of eligible accounts receivable and inventory, less customary reserves. Subject to certain conditions, the commitments under the ABL Revolver may be increased by up to $160 million.

In addition, under the ABL Revolver, a covenant trigger would occur if excess availability under the ABL Revolver is at any time less than the greater of 12.5% of the total revolving loan commitments at such time and $39.5 million, and shall continue until such time thereafter as excess availability shall have exceeded a threshold amount at all times during a 60 consecutive day period. If the covenant trigger were to occur, we would be required to satisfy and maintain a fixed charge coverage ratio of at least 1.10x, measured for the last twelve-month period. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. A breach of any of these covenants could result in a default under the ABL Revolver.

Moreover, the ABL Revolver provides the lenders considerable discretion to impose reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the lenders under the ABL Revolver will not impose such actions during the term of the ABL Revolver.

A breach of the covenants or restrictions under the indentures governing our Secured Notes and the notes or the credit agreement that governs the ABL Revolver could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Revolver would permit the lenders under our ABL Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Revolver, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

A portion of our borrowings is at variable rates of interest and exposes us to interest rate risks. We are exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. As of December 31, 2010, we had $696 million of aggregate debt outstanding consisted of $105 million of floating-rate debt and $591 million of fixed-rate debt. Fixed rate debt comprised approximately 85% of our total debt as of December 31, 2010. Based on the amount of floating-rate debt outstanding at December 31, 2010 a 1% rise in interest rates would result in approximately $1 million in incremental interest expense. If the LIBOR rates increase in the future then the floating-rate debt could have a material effect on our interest expense.

Risks Related to Exchange Notes

The Issuer and Intermediate Holdings are holding companies, and therefore their ability to repay or guarantee indebtedness, as applicable, including the notes, is dependent on cash flow generated by their subsidiaries and the subsidiaries’ ability to make distributions to the Issuer or Intermediate Holdings, as applicable.

The Issuer is a holding company with no significant operations or material assets other than the equity interests it holds in its subsidiaries. The Issuer conducts all of its business operations through its subsidiaries. As a result, its ability to pay principal and interest on its indebtedness, including the notes, is dependent on the generation of cash flow by its subsidiaries, including its subsidiaries that are not guarantors, and their ability to make such cash available to the Issuer, by dividend or otherwise.

The earnings of the Issuer’s subsidiaries will depend on their financial and operating performance, which will be affected by general economic, industry, financial, competitive, operating and other factors beyond our control. Unless they are guarantors of the notes, the Issuer’s subsidiaries do not have any obligations to pay amounts due on the notes or to make funds available for that purpose. While Intermediate Holdings and the Issuer’s existing wholly-owned domestic subsidiaries will initially guarantee the notes on a senior subordinated unsecured basis, such guarantees could be rendered unenforceable for the reasons described below under “—Federal and state statutes allow courts, under certain circumstances, to void the notes and the related guarantees and require the holders of the notes to return payments thereon.” If such guarantees were rendered unenforceable, the holders of the notes would lose their direct claim against the entities holding substantially all of our operating assets. In addition, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any of the Issuer’s subsidiaries who are not guarantors, all of such subsidiary’s creditors would be entitled to payment in full out of such subsidiary’s assets before the holders of the notes would be entitled to any payment. Each of the Issuer’s subsidiaries is a separate and distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of the Issuer’s subsidiaries, may limit the Issuer’s ability to obtain cash from its subsidiaries. While the indenture governing the notes limits the ability of the Issuer’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Issuer, these limitations are subject to certain qualifications and exceptions. Any payments of dividends, distributions, loans or advances to the Issuer by its subsidiaries could also be subject to taxes or restrictions on dividends or transfers under applicable local law in the jurisdictions in which its subsidiaries operate.

If the Issuer does not receive distributions from its subsidiaries, or to the extent that the earnings from, or other available assets of, its subsidiaries are insufficient, the Issuer may be unable to make required principal and interest payments on its indebtedness, including the notes.

If we cannot make scheduled payments on our indebtedness, we could be in default under the terms of the agreements governing such indebtedness including the credit agreement governing our ABL Revolver, the indenture governing the notes and the indenture governing our Secured Notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our ABL Revolver could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against the assets securing their loans, and we could be forced into bankruptcy or liquidation, which could result in you losing your investment in the notes.

In addition, Intermediate Holdings is also a guarantor of the notes. However, Intermediate Holdings is a holding company whose entire operating income and cash flow is derived from the Issuer and whose only material asset is the capital stock of the Issuer. Therefore, you should not place undue reliance on Intermediate Holdings’ guarantee in evaluating whether to invest in the notes.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries because they will not guarantee the notes.

The notes will not be guaranteed by any of our non-U.S. subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

In addition, the equity interests of other equity holders in any non-wholly-owned non-guarantor subsidiary or in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Our non-guarantor subsidiaries accounted for $616 million and $736 million, or 34% and 37%, of our net sales for the year ended December 31, 2009 and December 31, 2010 (excluding our non-guarantor subsidiaries’ intercompany sales to the guarantors of $327 million and $342 million), respectively, and generated operating profit of $82 million and $101 million, compared to the guarantors’ operating profit of $62 million and $51 million, for the year ended December 31, 2009 and December 31, 2010, respectively. Our non-guarantor subsidiaries accounted for $519 million and $557 million, or 35% and 35%, of our assets and $241 million and $213 million, or 23% and 19%, of our liabilities as of December 31, 2009 and December 31, 2010, respectively.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our ABL Revolver and our Secured Notes and each guarantor’s obligations under its guarantee of our ABL Revolver and our Secured Notes are secured by a security interest in substantially all of our domestic tangible and intangible assets and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our ABL Revolver or our Secured Notes, the lenders under our ABL Revolver or holders of our Secured Notes could declare all of the funds borrowed or principal amount outstanding thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders under our ABL Revolver or holders of our Secured Notes could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes. Furthermore, if the lenders under our ABL Revolver or holders of our Secured Notes foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

Your right to receive payments on the notes will be junior to all of the Issuer’s and the guarantors’ senior indebtedness, including the Issuer’s and the guarantors’ obligations under the ABL Revolver and other existing and future senior debt.

The notes will be general unsecured obligations that will be junior in right of payment to all our existing and future senior indebtedness. The guarantees will be general unsecured obligations of the guarantors that will be junior in right of payment to all of the applicable guarantor’s existing and future senior indebtedness.

The Issuer and the guarantors may not pay principal, premium, if any, interest or other amounts on account of the notes or the guarantees in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under our ABL Revolver, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, the Issuer or the guarantors may not be permitted to pay any amount on account of the notes or the guarantees for a designated period of time.

Because of the subordination provisions in the notes and the guarantees, in the event of a bankruptcy, liquidation or dissolution of the Issuer or any guarantor, the Issuer’s or the guarantor’s assets will not be available to pay obligations under the notes or the applicable guarantee until the Issuer or the guarantor has made all payments on its respective senior indebtedness. The Issuer and the guarantors may not have sufficient assets after all these payments have been made to make any payments on the notes or the applicable guarantee, including payments of principal or interest when due.

As of December 31, 2010, we had $191 million of borrowing capacity available under the ABL Revolver after giving effect to $15 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves. The indenture governing the notes permits the incurrence of substantial additional indebtedness, including senior debt, by the Issuer and our restricted subsidiaries in the future.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our ABL Revolver could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our ABL Revolver to avoid being in default. If we breach our covenants under our ABL Revolver and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our ABL Revolver, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of other indebtedness—ABL Revolver” and “Description of the notes.”

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture governing the notes, each holder of the notes will have the right to require us to purchase the notes at a price equal to 101% of the principal amount thereof. Our failure to purchase, or to give notice of purchase of, the notes would be a default under the indenture governing the notes and any such default could result in a default under certain of our other indebtedness, including our ABL Revolver and our Secured Notes. In addition, a change of control may constitute an event of default under the credit agreement governing our ABL Revolver and would also require us to offer to purchase our Secured Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. A default under our ABL Revolver would result in an event of default under the indenture governing the notes and under the indenture governing our Secured Notes if the lenders accelerate the debt under our ABL Revolver. In addition, a failure to purchase any Secured Notes as described above would result in an event of default under the indenture governing the notes and under the credit agreement governing the ABL Revolver.

If a change of control occurs, we may not have enough assets to satisfy all obligations under our ABL Revolver, the indenture governing our Secured Notes and the indenture governing the notes. Upon the occurrence of a change of control, we could seek to refinance the indebtedness under our ABL Revolver, our Secured Notes and the notes or obtain a waiver from the lenders under our ABL Revolver, the holders of our Secured Notes and the holders of the notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

In addition, the credit agreement governing our ABL Revolver contains, and any future credit agreement likely will contain, restrictions or prohibitions on our ability to repurchase the notes. In the event that these change of control events occur at a time when we are prohibited from repurchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the borrowings that contain these prohibitions or restrictions. If we do not obtain our lenders’ consent or refinance these borrowings, we will remain prohibited or restricted from repurchasing the notes. Accordingly, the holders of the notes may not receive the change of control purchase price for their notes in the event of a sale or other change of control. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the notes the right to declare an event of default and accelerate the repayment of the notes as described under the section in this prospectus entitled “Description of the notes—Defaults.” This event of default under the indenture governing the notes would in turn constitute an event of default under the credit agreement governing our ABL Revolver and under the indenture governing our Secured Notes.

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state statutes allow courts, under certain circumstances, to void the notes and the related guarantees and require the holders of the notes to return payments thereon.

The issuance of the notes and the related guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. If the Issuer or any guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law, a court may void or otherwise decline to enforce the notes or the related guarantee. A court might do so if it found that when the Issuer issued the notes or the guarantor entered into its guarantee or, in some states, when payments became due under the notes or the related guarantee, the Issuer or the guarantor received less than reasonably equivalent value or fair consideration and either:

•	was or was rendered insolvent by reason of such transactions;

•	was engaged in a business or transaction for which the Issuer’s or such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to repay such debts as they matured.

The court might also void the issuance of notes or a related guarantee, without regard to the above factors, if the court found that the Issuer issued the notes or the guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

A court would likely find that the Issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its related guarantee, respectively, if the Issuer or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes or a related guarantee, you would no longer have a claim against the Issuer or such guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the Issuer or such guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, however, a court would consider the Issuer or a guarantor insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

To the extent a court voids any of the notes or the related guarantees as fraudulent transfers or holds any of the notes or the related guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against the Issuer or the applicable guarantor. If a court were to take this action, the assets of the Issuer or the applicable guarantor would be applied first to satisfy the other liabilities of the Issuer or the applicable guarantor, if any, before any portion of the assets could be applied to the payment of the notes.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We are offering the exchange notes to the holders of the eligible notes. The eligible notes were offered and sold in December 2010 to institutional investors and are eligible for trading by “qualified institutional buyers” as defined under Rule 144A of the Securities Act. Upon consummation of the exchange offer, we expect that the exchange notes will share a single CUSIP number with the Initial Notes and we expect that such exchange notes and the Initial Notes will thereafter be fungible. However, in the event that we are unable to exchange the eligible notes for exchange notes sharing a single CUSIP number with the Initial Notes, the exchange notes will continue to trade under a separate CUSIP number.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes or the outstanding notes and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers in the private offering of the eligible notes have advised us that they intend to make a market with respect to the exchange notes. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. Therefore, an active market for the exchange notes may not develop or, if developed, it may not continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” or future or conditional verbs, such as “could” “may,” “should,” or “will,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there is no assurance that these expectations, beliefs and projections will be achieved. With respect to all forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.”

As stated elsewhere in this prospectus such risks, uncertainties and other important factors include, among others, continued volatility in and disruption to the global economy and the resulting impact on the availability and cost of credit; financial viability of key customers and key suppliers; our dependence on our largest customers; increased crude oil and gasoline prices and resulting reductions in global demand for the use of automobiles; the shift in demand from premium to economy products; pricing pressures from imports; increasing costs for manufactured components; the expansion of return policies or the extension of payment terms; risks associated with our non-U.S. operations; risks related to our receivables factoring arrangements; product liability and warranty and recall claims; reduced inventory levels by our distributors resulting from consolidation and increased efficiency; environmental and automotive safety regulations; the availability of raw materials, manufactured components or equipment from our suppliers; challenges to our intellectual property portfolio; our ability to develop improved products; the introduction of improved products and services that extend replacement cycles otherwise reduce demand for our products; our ability to achieve cost savings from our restructuring plans; work stoppages, labor disputes or similar difficulties that could significantly disrupt our operations; our ability to successfully combine our operations with any businesses we have acquired or may acquire; risk of impairment charges to our long-lived assets; risk of impairment to intangibles and goodwill; the risk of business disruptions; risks associated with foreign exchange rate fluctuations; risks associated with our expansion into new markets; risks associated with increased levels of drug-related violence in Juarez, Mexico; the impact on our tax rate resulting from the mix of our profits and losses in various jurisdictions; reductions in the value of our deferred tax assets; difficulties in developing, maintaining or upgrading information technology systems; risks associated with doing business in corrupting environments; our substantial leverage and limitations on flexibility in operating our business contained in our debt agreements. Additionally, there may be other factors that could cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of eligible notes, the terms of which are identical in all material respects to the exchange notes. The eligible notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010. The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of Affinia Group Intermediate Holdings Inc. included elsewhere in this prospectus (Dollars in Millions):

As of December 31, 2010
Cash and cash equivalents	$55

Debt:
Long-term debt (including current portion):
9% Senior Subordinated Notes due 2014(1)	$367
10.75% Senior Secured Notes due 2016(2)	200
ABL Revolver(3)	90
Other debt(4)	39

Total debt (including current portion)	696

Total shareholder’s equity	448

Total capitalization (including current portion of long-term debt)	$1,144

(1)	On November 30, 2004, Affinia Group Inc. issued $300 million in aggregate principal amount of the Subordinated Notes. The Subordinated Notes are guaranteed on a senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. During the second quarter of 2009, Affinia Group Holdings Inc. purchased approximately $33 million principal amount of the Subordinated Notes in the open market and thereafter contributed such notes to Affinia Group Intermediate Holdings Inc., which contributed such notes to Affinia Group Inc. Affinia Group Inc. promptly surrendered such notes for cancellation. On December 9, 2010, we completed an offering of an additional $100 million aggregate principal amount of Additional Notes. As of December 31, 2010, $367 million in aggregate principal amount of the Subordinated Notes was outstanding.
(2)	On August 13, 2009, Affinia Group Inc. issued $225 million in aggregate principal amount of the Secured Notes. The Secured Notes were offered at a price of 98.799% of their face value, resulting in $222 million of net proceeds. The discount, which is $2 million as of December 31, 2010, is being amortized based on the effective interest rate method and included in interest expense until the Secured Notes mature. The Secured Notes are guaranteed on a senior secured basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. On December 31, 2010, Affinia Group Inc. redeemed $22.5 million aggregate principal amount of the Secured Notes pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date. As of December 31, 2010, $200 million of the Secured Notes were outstanding net of a $2 million discount.
(3)	Our ABL Revolver provides for borrowings of up to $315 million. The Canadian Dollar equivalent of up to $20 million U.S. Dollars of the ABL Revolver can be made available, subject to certain collateral obligations, for borrowings by a Canadian subsidiary. As of December 31, 2010, we had $90 million of outstanding borrowings under the ABL Revolver, and approximately $191 million was available for borrowings under the ABL Revolver after giving effect to $15 million of outstanding and undrawn letters of credit and $3 million of borrowing base reserves, which reduce available borrowings.
(4)	Consists of borrowings of $39 million in Asia.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The selected historical financial data as of December 31, 2009 and 2010 and for each of the fiscal years ended December 31, 2008, 2009 and 2010 have been derived from, and should be read together with, our audited historical financial statements and the accompanying notes included elsewhere in this prospectus. The selected historical financial data as of December 31, 2008 and for the fiscal year ended December 31, 2007 have been derived from our audited historical consolidated financial statements and accompanying notes that are not included in this prospectus. The selected historical financial data as of December 31, 2006 and 2007 and for the fiscal year ended December 31, 2006 have been derived from our unaudited historical consolidated financial statements and accompanying notes that are not included in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The selected historical financial data should be read together with “Summary Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,
(Dollars in millions)	2006	2007	2008	2009	2010
Statement of income data:(1)
Net sales	$1,892	$1,857	$1,915	$1,797	$1,991
Cost of sales	(1,550)	(1,512)	(1,546)	(1,429)	(1,581)

Gross profit	342	345	369	368	410
Selling, general and administrative expenses	(298)	(276)	(276)	(267)	(290)
Income from settlement(2)	—	15	—	—	—

Operating profit	44	84	93	101	120
Gain (loss) on extinguishment of debt	—	—	—	8	(1)
Other income (loss), net	7	4	(3)	5	3
Interest expense	(58)	(59)	(56)	(69)	(66)

Income (loss) before taxes and noncontrolling interest	(7)	29	34	45	56
Income tax (provision) benefit	5	(6)	(18)	(22)	(27)
Equity in income, net of tax	—	—	—	1	1

Net income (loss) from continuing operations	(2)	23	16	24	30
Loss from discontinued operations, net of tax	(3)	(17)	(19)	(61)	—

Net income (loss)	(5)	6	(3)	(37)	30
Less: Net income attributable to noncontrolling interest, net of tax	—	—	—	7	6

Net income (loss) attributable to the Company	$(5)	$6	$(3)	$(44)	$24

Statement of cash flows data:
Net cash provided by operating activities	$22	$1	$48	$55	$23
Net cash used in investing activities	(21)	(16)	(75)	(36)	(98)
Net cash provided by (used in) financing activities	(15)	—	51	(35)	66

Other financial data:
Capital expenditures	$24	$30	$25	$31	$52
Depreciation and amortization(3)	41	30	34	36	37

Balance sheet data (end of period):(4)
Cash and cash equivalents	$70	$59	$77	$65	$55
Total current assets	896	970	994	973	1,016
Total assets	1,381	1,457	1,515	1,483	1,589
Total current liabilities	389	401	467	437	455
Total debt	597	597	622	601	696
Shareholder’s equity(5)	383	434	416	437	448

(1)	In accordance with ASC Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment is accounted for as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.
(2)	We received a general unsecured nonpriority claim against Dana relating to a settlement in 2007. The claim was monetized for $15 million and was recorded as income from the settlement.
(3)	The depreciation and amortization expense excludes the Commercial Distribution Europe segment. The consolidated cash flow statement, which is included elsewhere in this prospectus, includes the Commercial Distribution Europe segment.
(4)	The various balance sheet line items as of December 31, 2006, 2007 and 2008 have not been modified to reflect the discontinued operation of the Commercial Distribution Europe segment.
(5)	Effective January 1, 2009, the Company changed the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements as required under ASC Topic 810, “Consolidation.” Upon adoption, applicable prior period amounts have been retrospectively changed to conform. The noncontrolling interest was reclassified to the equity section of the balance sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the “Prospectus Summary—Summary Historical Financial Data,” the “Selected Historical Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.

Statements in the discussion and analysis regarding industry outlook and our expectations regarding the performance of our business and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with “Forward-Looking Statements” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Company Overview

We are a global leader in the light and commercial vehicle replacement products and services industry, which also is referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2010, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe and Asia and generate sales in over 70 countries. The following charts illustrate our net sales by product grouping, together with major brands and the concentration of on and off-highway replacement product sales and OEM sales for the year ended December 31, 2010.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated and ADN. We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket.

We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. These services include detailed product catalogs, e-catalogs, technical services, electronic data interchange, direct shipments of products and point-of-sale marketing materials. The depth of our value added services has led to numerous customer awards.

Transformation

In the last five years, the diversification of our manufacturing locations has transformed us from a domestic to a global manufacturer with a significant portion of our manufacturing base in lower labor cost countries. We have accomplished this transformation by acquiring or opening new locations in low labor cost countries and closing or selling our operations (i.e. Commercial Distribution Europe) in high labor cost countries. We are continuing to focus on growing our business in emerging markets as we continue to diversify our global manufacturing and distribution capabilities. We intend to continue expanding our global capabilities as we pursue our objective of becoming a world class on and off-highway replacement products and services company.

The charts below illustrate our global change in square footage and number of locations from January 1, 2005 to December 31, 2010.

The following are major transformation projects we have completed or in the process of completing:

•

2010 and 2011 - Our Brazilian distribution company opened one new branch in 2010, plans on opening two new branches in 2011, and opened a new warehouse in January 2011. The new branch has contributed to the growth in the Brazilian distribution company.

•	Fourth quarter of 2010 - During the fourth quarter of 2010, we purchased the remaining 50% ownership in our India joint venture.

•	Fourth quarter of 2010 - We purchased substantially all the assets of North American Parts Distributors, Inc. (“NAPD”), a chassis distributor in the fourth quarter of 2010.

•	Fourth quarter of 2010 - We initiated filter product distribution capabilities in Russia during the fourth quarter of 2010.

•

Third quarter of 2010 - We formed a friction company in China during the third quarter of 2010, in which we have an 85% ownership interest, with the intention to manufacture products in China and distribute these products in Asia and North America. We anticipate that we will complete the manufacturing facility near the end of 2011.

•	First quarter of 2010 - We formed a filtration company in China during the first quarter of 2010, in which we have an 85% ownership interest, with the intention to manufacture products in China and distribute products principally in Asia. In the second quarter of 2010 we commenced construction of the filtration manufacturing facility. We anticipate that we will begin manufacturing filtration products in the first half of 2011.

•

Fourth quarter of 2008 – Effective October 31, 2008, we purchased an 85% controlling interest in Longkou Haimeng Machinery Company Limited (“Haimeng”), one of the world’s largest drum and rotor manufacturing companies. Haimeng has over 1 million square feet of modern manufacturing and machining capacity.

•	Fourth quarter of 2008 – We started production of brake products at a new facility in northern Mexico.

•	Fourth quarter of 2008 – We completed our 50% owned manufacturing site in India. We began operating this facility at full capacity by the end of the first quarter 2010.

•

Third quarter of 2007 – Our first filter manufacturing operation in Mexico opened in the third quarter of 2007. During 2008, the manufacturing operation was brought up to its full capabilities. This operation serves markets in both North America and Central America. We are expanding our distribution capabilities at this operation to increase our sales in the Mexican market.

•

Second quarter of 2007 – We opened a new filter manufacturing plant in Ukraine on April 1, 2007 to help meet increased demand for filtration products in Eastern Europe. The plant became fully operational in 2009.

Restructuring Activities

Comprehensive Restructuring

In 2005, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to herein as the “acquisition restructuring” and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the “comprehensive restructuring” (collectively, the “restructuring plans”). We have completed the acquisition restructuring and we are in the process of completing the comprehensive restructuring. We have closed or sold 71 facilities during the last six years and have shifted some of our manufacturing base to lower labor cost countries such as China, India, Ukraine and Mexico. Refer to the chart below for a breakout of the closed or sold facilities during the last six years.

Closed or sold facilities since 2005
Acquisition restructuring	12
Comprehensive restructuring	36
Other restructuring	2
Quinton Hazell sale	21

Total	71

We initiated the acquisition restructuring to take advantage of opportunities that we identified prior to the Acquisition but that were difficult to actively pursue as part of Dana (i.e., consolidation of distribution facilities and manufacturing plants). Through the comprehensive restructuring we seek to lower costs and improve profitability by rationalizing manufacturing operations and to focus on low-cost sourcing opportunities. Such initiatives included the movement of manufacturing to lower cost facilities. The acquisition restructuring was completed at the end of 2005 and the comprehensive restructuring was essentially completed at the end of 2010. We anticipate $4 million additional comprehensive restructuring costs over the next couple of years related to the closure of the final facility, which was previously announced, and other costs related to closed facilities which we still own or lease. The major components of the comprehensive restructuring through 2010 were employee severance costs, asset impairment charges, and other costs (i.e. moving costs, environmental remediation, site clearance and repair costs) each of which we expect to represent approximately 41%, 18% and 41% respectively, of the total cost of the restructuring. The comprehensive restructuring will result in approximately $171 million in restructuring costs, which exceeds preliminary expectations of $152 million.

Our gross margin has grown over the last five years mainly due to the comprehensive restructuring as shown in the chart.

Other Restructuring

At the end of 2009, we approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations closed at the end of the first quarter of 2010. The closure of this operation was part of the Company’s continuing effort to improve its distribution system and serve the replacement parts market effectively and efficiently. We incurred approximately $4 million in 2010 and $1 million in 2009 related to the closure of this facility. We anticipate another $2 million in restructuring costs in 2011 related to the closure of the facility.

On May 3, 2010, we announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela. The operations closed during the second quarter of 2010. These actions resulted in the Company incurring pre-tax charges of approximately $7 million, of which approximately $4 million were cash expenditures. The charges were comprised of employee severance costs of $3 million, asset impairments of $3 million, and other trailing liabilities of $1 million.

The following chart summarizes our restructuring activities for the comprehensive restructuring plan and other restructuring plans.

(Dollars in millions)	Total Restructuring Payments	Discontinued Operations	Selling, General and Administrative Expenses	Cost of Sales	Total
Comprehensive Restructuring
2005	$—	$—	$2	$21	$23
2006	32	1	38	1	40
2007	37	12	23	3	38
2008	29	12	27	1	40
2009	15	2	10	1	13
2010	13	—	13	—	13

Total Comprehensive Cost	126	27	113	27	$167
Other Restructuring
2009	—	—	1	—	1
2010	7	—	8	3	11

Total Other Restructuring Cost	7	—	9	3	12

Total Restructuring Payments and Cost	$133	$27	$122	$30	$179

Strategic Focus

Since we have substantially completed our comprehensive restructuring, we have shifted our focus to global growth. We recently unveiled our World SmartTM business philosophy, which we believe will provide consistent product quality regardless of where a product is manufactured globally. We strive not only to manufacture competitively priced products off-shore, but to do so in a manner that assures high quality. Our World Smart business strategy is based on four key strategic elements: customer-centric focus, involved Affinia people, continual improvement and supplier relationships.

Acquisitions and New Technology

On December 16, 2010, the Company, through its subsidiary Affinia Products Corp LLC, acquired substantially all the assets of NAPD, which is located in Ramsey, New Jersey. NAPD designs and engineers chassis products, which are manufactured by contractors in low labor cost countries. The NAPD acquisition expands our product offering of chassis parts to one of broadest in the industry. We acquired NAPD’s assets and liabilities for cash consideration of $52 million.

On December 3, 2010, the Company acquired the remaining 50% ownership interest in Affinia India Private Limited, the Company’s India joint venture, for $24 million in cash, increasing our ownership interest from 50% to 100%.

In January 2011, we introduced ecoLAST™ oil filters, a revolutionary line of heavy duty oil filters that has been demonstrated to double oil life. WIX ecoLAST oil filters capture dirt and soot like a traditional filter, while utilizing media to sequester the acids in the oil. WIX’s ecoLAST oil filters are a direct replacement with no changes or modification required to the vehicle. We expect the first ecoLAST oil filters to become available by April 2011.

Disposition

On February 2, 2010, as part of our strategic plan, we sold our Commercial Distribution Europe business unit for approximately $12 million reduced by post-closing purchase price adjustments of $1 million. Our Commercial Distribution Europe business unit, also known as Quinton Hazell, is a diverse aftermarket manufacturer and distributor of automotive components throughout Europe. Quinton Hazell’s financial performance did not meet our strategic financial metrics, as evidenced by a 2009 pre-tax loss of $84 million, of which $75 million related to an impairment of assets.

Amendment to ABL Revolver

On November 30, 2010, we entered into an amendment to the credit agreement governing the ABL Revolver. The ABL Revolver has been amended to, among other things, (a) increase the amount of additional unsecured indebtedness that we may incur from $100 million to $300 million and provide certain conditions to any issuance of such indebtedness in excess of $100 million, (b) amend the covenants with respect to: making certain dividends, distributions, restricted payments and investments; extending, renewing and refinancing certain existing indebtedness; amending certain material documents; and issuing and disposing of certain equity interests, (c) reduce the pricing spread applicable to each type of loan by 150 basis points at each level of average aggregate availability and remove the floor formerly applicable to the LIBOR rate and the BA rate, (d) extend the maturity date from August 13, 2013 to November 30, 2015 (subject to early termination under certain limited circumstances), (e) allow for prepayments of certain outstanding indebtedness with the proceeds of an initial public offering (if Affinia Group Holdings Inc. undertakes an initial public offering) and permit the merger of Affinia Group Intermediate Holdings Inc. with and into Affinia Group Holdings Inc. upon satisfaction of certain preconditions to such merger and (f) modify certain other provisions thereof.

Issuance of Senior Subordinated Notes

On December 9, 2010, we completed an offering of the Additional Notes. The Additional Notes have been issued at a price equal to 100% of their face value. The Additional Notes were issued pursuant to the Indenture, dated November 30, 2004, relating to our then outstanding $267 million aggregate principal amount of 9% Senior Subordinated Notes due 2014 (the “Initial Notes”). Other than with respect to the date of issuance and issue price, the Additional Notes have the same terms as, and are treated as a single class with, the Initial Notes. Affinia Group Inc.’s obligations under the Additional Notes are guaranteed on an unsecured senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. The outstanding balance of the Subordinated Notes at December 31, 2010 was $367 million. We utilized the ABL Revolver to finance our purchase of the NAPD business and the remaining 50% interest in Affinia India Private Limited but subsequently used the proceeds of the Additional Notes offering to repay the ABL Revolver borrowings that we incurred to finance these acquisitions. The proceeds of the Additional Notes offering were also used to redeem $22.5 million in aggregate principal amount of Secured Notes.

Redemption of Secured Notes

On December 31, 2010, we redeemed $22.5 million in aggregate principal amount of our Secured Notes, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date.

Nature of Business

We typically conduct business with our customers pursuant to short-term contracts and purchase orders. However, our business is not characterized by frequent customer turnover due to the critical nature of long-term relationships in our industry. The expectation of quick turnaround times for car repairs and the broad proliferation of available part numbers require a large investment in inventory and strong fulfillment capabilities in order to deliver high fill rates and quick cycle times. Large aftermarket distributors typically source their product lines at a particular price point and product category with one “full-line” supplier, such as us, which covers substantially all of their product requirements. Switching to a new supplier typically requires that a distributor or supplier make a substantial investment to purchase, or “changeover” to, the new supplier’s products. In addition, the end user of our products, who is most frequently a professional installer, requires consistently high quality products because it is industry practice to replace, free of any labor or service charge, malfunctioning parts.

Business Environment

Our Markets. We believe that future growth in aftermarket product sales will be driven by the following key factors: (1) growth in global vehicle population; (2) growth in global commercial vehicle population; (3) increase in total miles driven in the United States and other key countries around the world; (4) increase in average age of light vehicles in the United States and other key countries around the world and (5) increase in vehicle related regulation and legislation. Growth in sales in the aftermarket does not always have a direct correlation to sales growth for aftermarket suppliers like us. For example, as automotive parts distributors have consolidated during the past several years, they have reduced purchases from manufacturers as they focused on reducing their combined inventories. The automotive distributors are also focused on reducing inventories due to the recent decline in miles driven.

Raw Materials and Manufactured Components. Our variable costs are proportional to sales volume and mix and are comprised primarily of raw materials and labor and certain overhead costs. Our fixed costs are not significantly influenced by volume in the short term and consist principally of selling, general and administrative expenses, depreciation and other facility-related costs.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedules.

Seasonality. Our working capital requirements are significantly impacted by the seasonality of the aftermarket. In a typical year, we build inventory during the first and second quarters to accommodate our peak sales during the second and third quarters. Our working capital requirements therefore tend to be highest from March through August. In periods of weak sales, inventory can increase beyond typical seasonal levels, as our product delivery lead times are less than two days while certain components we purchase from overseas require lead times of approximately 90 days.

Global Developments. The aftermarket has also experienced increased price competition from manufacturers based in China and other lower labor cost countries. We responded to this challenge by acquiring an 85% controlling interest in Haimeng, one of the largest drum and rotor manufacturers in the world and by expanding our manufacturing capacity in China, India, Mexico, Poland and Ukraine. Additionally, we are meeting this challenge through restructuring and outsourcing initiatives, as well as through ongoing cost reduction programs.

Results of Operations

In accordance with ASC Topic 360, “Property, Plant, and Equipment,” the Commercial Distribution Europe segment qualified as a discontinued operation. Previously reported consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2010

Net sales. Consolidated net sales increased by $194 million in 2010 in comparison to 2009 due mainly to favorable foreign currency translation effects of $26 million, improved market conditions and increased business from new and existing customers. The following table summarizes the consolidated net sales results for the years ended December 31, 2009 and December 31, 2010:

(Dollars in millions)	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010	Dollar Change	Percent Change	Currency Effect(1)
Net sales
Filtration products	$713	$759	$46	6%	$(21)
Brake North America and Asia products	593	633	40	7%	9
Commercial Distribution South America products	333	430	97	29%	45
Chassis products	153	169	16	10%	3

On and Off-highway segment	1,792	1,991	199	11%	36
Brake South America segment	22	15	(7)	-32%	(10)
Corporate, eliminations and other	(17)	(15)	2	12%	—

Total net sales	$1,797	$1,991	$194	11%	$26

(1)	The currency effect was calculated by comparing the local currency net sales for all international locations for both periods, each at the current year exchange rate to determine the impact of the currency between periods. These currency effects provide a more clear understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales increased due to the following:

(1)	Filtration products sales increased in 2010 in comparison to 2009 due in part to increased sales in our Polish operation and due to improving markets. Sales increased $43 million due to the improving U.S. and Canadian markets, $23 million due to our Polish operation gaining market share in Western and Eastern Europe and due to $1 million in additional volumes in other countries. The increased sales were offset by $21 million of unfavorable currency translations which were comprised of unfavorable currency translation effects in Venezuela of $31 million, favorable currency translation effects of $4 million related to Poland and an additional $6 million of favorable currency effects in three other countries.

(2)	Brake North America and Asia products sales increased in 2010 in comparison to 2009 due to favorable currency translation effects of $9 million, improvement in market conditions and new business from new customers or existing customers. Additionally our Chinese operations increased sales by $14 million to third party customers in China and other countries in 2010 compared to 2009.

(3)	Commercial Distribution South America products sales increased in 2010 in comparison to 2009 partially due to favorable foreign currency translation effects of $45 million. The Brazilian Real weakened significantly in the first half of 2009 and then strengthened in the last half of the year and has remained strong in 2010. Excluding currency effects, sales grew by 16% in 2010 in comparison to 2009. This growth was due to improved market conditions, growth in our Brazilian distribution company and the introduction of motorcycle applications, heavy duty applications and related accessories. Our Brazilian distribution company sales grew significantly in 2010 and have grown since 2005 by 135%.

(4)	Chassis products sales increased in 2010 in comparison to 2009 due to an improvement in general market conditions, new business and favorable currency translation effects of $3 million related to the

Canadian Dollar. Additionally, sales increased due to new business with new customers and existing customers. During the fourth quarter we began shipping premium Chassis product to one of our largest customers, which accounted for an $8 million increase in sales in 2010.

Brake South America segment products sales for 2010 decreased in comparison to 2009 due to the devaluation of the Venezuelan currency, which resulted in a decrease in sales of $10 million for 2010, offset partially by additional volumes in Venezuela and Uruguay.

The following table summarizes the consolidated results for the years ended December 31, 2009 and December 31, 2010:

(Dollars in millions)	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010	Dollar Change	Percent Change
Net sales	$1,797	$1,991	$194	11%
Cost of sales(1)	(1,429)	(1,581)	(152)	11%

Gross profit	368	410	42	11%
Gross margin	20%	21%
Selling, general and administrative expenses(2)	(267)	(290)	(23)	9%
Selling, general and administrative expenses as a percent of sales	15%	15%

Operating profit (loss)
On and Off-highway segment	153	167	14	9%
Brake South America segment	(3)	(8)	(5)	-167%
Corporate, eliminations and other	(49)	(39)	10	20%

Operating profit	101	120	19	19%
Operating margin	6%	6%
Gain (loss) on extinguishment of debt	8	(1)	(9)	NM
Other income, net	5	3	(2)	-40%
Interest expense	(69)	(66)	3	-4%

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	45	56	11	24%
Income tax provision	(22)	(27)	(5)	23%
Equity in income, net of tax	1	1	—	NM

Net income from continuing operations, net of tax	24	30	6	25%
Loss from discontinued operations, net of tax(3)	(61)	—	61	NM

Net income (loss)	(37)	30	67	NM
Less: net income attributable to noncontrolling interest, net of tax	7	6	(1)	NM

Net income (loss) attributable to the Company	$(44)	$24	$68	NM

(1)	We recorded $1 million and $3 million of restructuring costs in cost of sales for 2009 and 2010, respectively.
(2)	We recorded $11 million and $21 million of restructuring costs in selling, general and administrative expenses for 2009 and 2010, respectively.
(3)	We recorded in our discontinued operations $2 million of restructuring costs in 2009 and no restructuring costs in 2010.

NM (Not Meaningful)

Gross profit/Gross margin. Gross profit increased by $42 million during 2010 in comparison to 2009. The gross profit in 2010 increased despite a 24% increase in freight costs. The increase in gross profit in during 2010 was primarily due to an increase in sales volume, currency effects and the effects of our comprehensive restructuring. The comprehensive restructuring began at the end of 2005 and was essentially completed by the end of 2010. Due to the comprehensive restructuring, the operating costs as a percentage of sales decreased in 2010 in comparison to 2009. The improvement in gross profit includes $13 million of favorable currency translation effects.

Selling, general and administrative expenses. Our selling, general and administrative expenses for 2010 increased $23 million from 2009 due to restructuring expenses, payroll related costs, insurance related expenses, advertising, travel costs and professional fees. The restructuring costs increased $10 million in 2010 in comparison to 2009, which was mainly related to our Brake North America and Venezuela operations. The payroll, advertising and travel costs increased $8 million related to improved market and economic conditions of the Company. The remaining increase relates to an increase in insurance costs and legal and professional fees. Offsetting these increases in 2010 was a reduction in the management fee charged by Cypress from $3 million in 2009 to no charge in 2010.

Operating profit/Operating margin. Our operating profit increased in 2010 in comparison to 2009 due to an improvement in gross profit and an increase in sales volume. On and Off-highway segment operating profit increased in 2010 in comparison to 2009 due to the improved gross profit and increased sales. Brake South America segment operating loss increased in 2010 due to the restructuring costs related to the closure of our Maracay, Venezuela manufacturing plant. In 2010, Corporate, eliminations and other operating loss decreased by $10 million due to lower general and administrative expenses and due to Cypress not charging us a management fee.

Gain (loss) on extinguishment of debt. In June of 2009 Affinia Group Holdings Inc. purchased in the open market approximately $33 million principal amount of the Subordinated Notes and thereafter contributed such notes to Affinia Group Intermediate Holdings Inc., who contributed such notes to Affinia Group Inc. Affinia Group Inc. promptly surrendered such purchased notes for cancellation which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009. The retirement of $22.5 million of Secured Notes on December 31, 2010 resulted in a pre-tax loss on extinguishment of debt of $1 million.

Interest expense. Interest expense decreased by $3 million in 2010 in comparison to 2009 due to lower refinancing costs in 2010 and offset by higher interest rates on our new debt structure. During 2009, we recognized $10 million in refinancing costs related to replacing our former term loan facility, revolving credit facility and accounts receivable facility and the termination of our interest rate swap agreements. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. During 2010, we issued additional notes and amended the ABL Revolver, which resulted in payment of deferred financing costs of $5 million.

Income tax provision. The income tax provision increased by $5 million for 2010 in comparison to 2009 due mainly to a higher level of income from continuing operations. The effective tax rate was similar for both 2010 and 2009.

Loss from discontinued operations, net of tax. As part of our strategic plan we committed to a plan to sell our Commercial Distribution Europe business unit during the fourth quarter of 2009. Subsequently, on February 2, 2010, we sold the business unit for approximately $12 million. Commercial Distribution Europe incurred a loss of $61 million in 2009 of which $10 million related to loss on operations, $75 million related to an impairment charge to reduce the carrying value of the business to expected realizable value, and offsetting these amounts was $24 million which related to a tax benefit to us resulting from this transaction. In 2010, the estimated loss was decreased $2 million offset by one month of operating losses of $1 million and a $1 million loss on post closing adjustments.

Net income (loss). Net income increased in 2010 in comparison to 2009 due mainly to the decrease in the loss from discontinued operations, net of tax and the increase in gross profit in 2010.

Net income attributable to noncontrolling interest, net of tax. Our net income attributable to noncontrolling interest, net of tax decreased due to our increase in ownership of our two most significant noncontrolling interests. We increased our ownership in Affinia Acquisition LLC from 5% to 40% effective on June 1, 2009 and to 100% effective on September 1, 2010. We acquired the remaining 50% interest in Affinia India Private Limited on December 3, 2010.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009

Net sales. Consolidated net sales decreased by $118 million in 2009 in comparison to 2008 due mainly to unfavorable foreign currency translation effects of $96 million. The following table summarizes the consolidated net sales results for the years ended December 31, 2008 and December 31, 2009:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Dollar Change	Percent Change	Currency Effect(1)
Net sales
Filtration products	$727	$713	$(14)	-2%	$(47)
Brake North America and Asia products	658	593	(65)	-10%	(14)
Commercial Distribution South America products	368	333	(35)	-10%	(35)
Chassis products	155	153	(2)	-1%	(2)

On and Off-highway segment	1,908	1,792	(116)	-6%	(98)
Brake South America segment	26	22	(4)	-15%	—
Corporate, eliminations and other	(19)	(17)	2	11%	2

Total net sales	$1,915	$1,797	$(118)	-6%	$(96)

(1)	The currency effect was calculated by comparing the local currency net sales for all international locations for both periods, each at the current year exchange rate to determine the impact of the currency between periods. These currency effects provide a more clear understanding of the operating results of our foreign entities because they exclude the varying effects that changes in foreign currency exchange rates may have on those results.

On and Off-highway segment products sales decreased due to the following:

(1)	Filtration products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $47 million, which were related to the weakening of the Polish Zloty, the Canadian Dollar, Ukraine Hryvnia and the Mexican Peso against the U.S. Dollar. Offsetting the translation effects were increased sales in our Polish and Venezuelan operations.

(2)	Brake North America and Asia products sales decreased in 2009 in comparison to 2008 partially due to $14 million in unfavorable foreign currency translation effects. The decrease is also attributable to a decline in volume, which is related to the general softness in the aftermarket business relating to our branded products. Additionally, one of our customers ceased orders of certain of our brake products and as a result our sales decreased by $21 million. The same customer has increased its filtration orders so we anticipate only a marginal effect on our consolidated net sales. OES channels, which consist primarily of new vehicle manufacturers’ service departments at new vehicle dealerships, have also decreased orders due to recessionary pressures. In 2006, we began to discontinue OEM and co-manufacturing contracts, which were not profitable. The sales relating to these contracts have decreased since 2006 by approximately $100 million. The decrease relating to these contracts in 2009 in comparison 2008 was $9 million.

(3)	Commercial Distribution South America products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $35 million. The general softness of the South American economies led to a decline in sales in most of our South American operations. However, our Brazilian distribution company offset the decline in sales as it continued to grow its market share even in unfavorable market conditions.

(4)	Chassis products sales decreased in 2009 in comparison to 2008 due to unfavorable foreign currency translation effects of $2 million, which were related to the weakening of the Canadian Dollar against the U.S. Dollar.

Brake South America segment products sales for 2009 decreased in comparison to 2008 due to the closure of a facility in Argentina in 2008. The closed facility had approximately $7 million in sales in 2008. The closed facility mainly manufactured product for our Brake North America operations and Commercial Distribution South America operations. On a consolidated basis, the closure did not result in a significant loss of sales.

The following table summarizes the consolidated results for the years ended December 31, 2008 and December 31, 2009:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Dollar Change	Percent Change
Net sales	$1,915	$1,797	$(118)	-6%
Cost of sales(1)	(1,546)	(1,429)	117	-8%

Gross profit	369	368	(1)	—
Gross margin	19%	20%
Selling, general and administrative expenses(2)	(276)	(267)	9	-3%
Selling, general and administrative expenses as a percent of sales	14%	15%

Operating profit (loss)
On and Off-highway segment	141	153	12	9%
Brake South America segment	(11)	(3)	8	73%
Corporate, eliminations and other	(37)	(49)	(12)	-32%

Operating profit	93	101	8	9%
Operating margin	5%	6%
Gain on extinguishment of debt	—	8	8	NM
Other income (loss), net	(3)	5	8	267%
Interest expense	(56)	(69)	(13)	23%

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	34	45	11	32%
Income tax provision	(18)	(22)	(4)	22%
Equity in income, net of tax	—	1	1	NM

Net income from continuing operations, net of tax	16	24	8	50%
Loss from discontinued operations, net of tax(3)	(19)	(61)	(42)	NM

Net loss	(3)	(37)	(34)	NM
Less: net income attributable to noncontrolling interest, net of tax	—	7	7	NM

Net loss attributable to the Company	$(3)	$(44)	$(41)	NM

(1)	We recorded $1 million in restructuring costs in cost of sales in 2008 and 2009.
(2)	We recorded $27 million and $11 million of restructuring costs in selling, general and administrative expenses for 2008 and 2009, respectively.
(3)	We recorded in our discontinued operations $12 million and $2 million in restructuring costs in 2008 and 2009, respectively.

NM (Not Meaningful)

Cost of sales/Gross margin. Gross margin improved to 20% in 2009 in comparison to 19% in 2008. In 2005 we embarked on the comprehensive restructuring to transform our brake operations from a domestic manufacturer to a global manufacturer and distributor. We have completed a significant portion of the comprehensive restructuring and as a result our gross margin improved due to cost savings realized in 2009. This improvement was offset by the strengthening of the U.S. Dollar which decreased the gross margin in 2009 in comparison to 2008 by $27 million.

Selling, general and administrative expenses. Our selling, general and administrative expenses for 2009 decreased from 2008 due mainly to a reduction in restructuring costs of $16 million. The higher restructuring expenses in 2008 were related to announcing the closure of six facilities in 2008 and, in contrast, we approved the closure of one facility in 2009. Offsetting the decrease in expense was a $3 million management fee charged by Cypress for services related to the refinancing and other advisory services.

Operating profit. Operating profit increased in 2009 in comparison to 2008 due to the increase in gross margin resulting from cost savings generated from the comprehensive restructuring offset by the strengthening of the U.S. Dollar as discussed above and the reduction in selling, general and administrative expenses. On and Off-highway segment operating profit increased in 2009 in comparison to 2008 despite a 6% decrease in sales. Operating profit increased due to an increase in gross margin percentage and a reduction in our selling, general and administrative costs. Brake South America segment operating loss decreased in 2009 due to the reduction in operating costs from the closure of an Argentina facility in the middle of 2008.

Gain on extinguishment of debt. In June of 2009 Affinia Group Holdings Inc. purchased in the open market approximately $33 million principal amount of the Subordinated Notes and thereafter contributed such notes to Affinia Group Intermediate Holdings Inc., who contributed such notes to Affinia Group Inc. Affinia Group Inc. promptly surrendered such purchased notes for cancellation which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009.

Interest expense. Interest expense increased by $13 million during 2009 in comparison to 2008. On August 13, 2009 we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. We recorded a write-off of $5 million to interest expense for unamortized debt issue costs associated with the former term loan facility, revolving credit facility and the accounts receivable facility. We also recorded $4.4 million in settlement costs and $0.2 million of accrued interest related to the termination of our interest rate swap agreements. The remaining increase in interest expense related to higher borrowing levels and rates.

Income tax provision. The income tax provision increased by $4 million for 2009 in comparison to 2008 due mainly to a higher level of income from continuing operations. The effective tax rates were comparable for both periods.

Loss from discontinued operations, net of tax. As part of our strategic plan we committed to a plan to sell our Commercial Distribution Europe business unit during the fourth quarter of 2009. Subsequently, on February 2, 2010, we sold the business unit for approximately $12 million, subject to post closing adjustments. Commercial Distribution Europe incurred a loss of $61 million in 2009 of which $10 million relates to loss on operations, $75 million relates to an impairment charge to reduce the carrying value of the business to expected realizable value, and offsetting these amounts is $24 million which relates to a tax benefit to us resulting from this transaction.

Net loss. Net income from continuing operations increased in 2009 in comparison to 2008. However, the net loss increased due to the increased loss in our discontinued operation.

Net income attributable to noncontrolling interest, net of tax. The noncontrolling interest mainly relates to Affinia Acquisition LLC, which is further described in Note 5 Variable Interest Entity, which is included elsewhere in this prospectus. We started consolidating Affinia Acquisition LLC, a variable interest entity (“VIE”), during the fourth quarter of 2008. We increased our ownership from 5% to 40% effective on June 1, 2009. Therefore our noncontrolling interest related to Affinia Acquisition LLC, net of tax, eliminates 95% of the VIE’s consolidated income for January through May and 60% starting June 1, 2009, resulting in net income attributable to noncontrolling interest of $7 million in 2009.

Results by Geographic Region

Net sales by geographic region were as follows:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010
Net sales
United States	$1,140	$1,074	$1,152
Foreign	775	723	839

Total net sales	$1,915	$1,797	$1,991

United States. Net sales increased in 2010 in comparison to 2009 due to improving market conditions and new business from both new customers and existing customers. Net sales decreased in 2009 in comparison to 2008 due to a decline in volume related to our brake products, which was related to the general softness in the aftermarket business during 2009. Additionally, one of our brake customers ceased orders of certain brake products in 2009.

Foreign. Net sales increased in 2010 in comparison to 2009 due to increased sales in Brazil and Poland, the majority of which related to gains in market share by our Brazilian distribution company and our Polish operation in 2010. Additionally, our Brazilian and Polish subsidiaries’ sales were higher in 2010 due to favorable currency translation effects of $46 million and $4 million, respectively. Net sales decreased in 2009 in comparison to 2008 due to unfavorable currency translation effects of $96 million in our foreign locations.

Income from continuing operations before income tax provision, equity in income and noncontrolling interest by geographic region was as follows:

(Dollars in millions)	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2009	Consolidated Year Ended December 31, 2010
Income (loss) from continuing operations before income tax provision, equity in income and noncontrolling interest
United States	$(36)	$(38)	$(44)
Foreign	70	83	100

Total income from continuing operations before income tax provision, equity in income and noncontrolling interest	$34	$45	$56

United States. Loss from continuing operations before income tax provision, equity in income and noncontrolling interest increased in 2010 in comparison to 2009 due to our open-market purchase of approximately $33 million principal amount of the Subordinated Notes in June 2009 and the subsequent cancellation of those notes, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009.

The United States income from continuing operations is lower than the foreign income from continuing operations due to higher restructuring costs in the United States and higher profitability of some of our subsidiaries in foreign locations. The majority of the debt relates to our United States operations and as a consequence almost all of the interest expense is allocated to our domestic operations. During 2010, our United States operations had $64 million of interest expense and our foreign operations had $2 million in interest expense. Additionally, we have incurred $179 million of restructuring costs over the last six years due to the closure of many locations, most of which were in the United States. Some of our foreign operations, such as our Polish and Brazilian subsidiaries, have experienced significant growth and as a result their profitability has also increased.

Foreign. Income from continuing operations before income tax provision, equity in income and noncontrolling interest increased in 2010 in comparison to 2009 due to an improvement in gross profit, which was driven by an increase in sales volume and favorable currency translation effects. Foreign sales increased by 16% in 2010 in comparison to 2009. The improvement in gross profit includes $13 million of favorable currency translation effects. Income from continuing operations before income tax provision, equity in income and noncontrolling interest increased in 2009 in comparison to 2008 due to the increase in gross margin resulting from cost savings generated from comprehensive restructuring offset by the strengthening of the U.S. Dollar and the reduction in selling, general and administrative expenses.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations and available borrowings from our ABL Revolver. Our primary liquidity requirements are expected to be for debt servicing, working capital, restructuring obligations and capital spending. Our liquidity requirements are significant, primarily due to debt service requirements, restructuring and expected capital expenditures.

We are significantly leveraged as a result of the Acquisition in 2004, refinancing that occurred in 2009 and the issuance of Additional Notes in 2010. As of December 31, 2010, the Company had $696 million in aggregate indebtedness. As of December 31, 2010, we had an additional $191 million of borrowing capacity available under our ABL Revolver after giving effect to $15 million in outstanding letters of credit, none of which was drawn against, and $3 million for borrowing base reserves. In addition, we had cash and cash equivalents of $65 million and $55 million as of December 31, 2009 and December 31, 2010, respectively.

We spent $25, $31 and $52 million on capital expenditures during 2008, 2009 and 2010, respectively. Based on the current level of operations, the Company believes that cash flow from operations and available cash, together with available borrowings under its ABL Revolver, will be adequate to meet our short-term and long-term liquidity needs.

ABL Revolver. Our ABL Revolver consists of a revolving credit facility. Our ABL Revolver provides for loans in a total principal amount of up to $315 million of which $90 million was outstanding at December 31, 2010, and it matures in 2015.

Subordinated Notes and Senior Secured Notes Indenture. The indentures governing the notes limit our (and most or all of our subsidiaries’) ability to incur additional indebtedness, pay dividends on or make other distributions or repurchase our capital stock, make certain investments, enter into certain types of transactions with affiliates, use assets as security in other transactions and sell certain assets or merge with or into other companies. Subject to certain exceptions and limitations, Affinia and its restricted subsidiaries are permitted to incur additional indebtedness, including secured indebtedness, under the terms of the notes.

Net cash provided by operating activities

In 2010, the cash flow from operating activities was a $23 million source of cash in comparison to a $55 million source of cash in 2009 and a $48 million source of cash during 2008. There were significant changes in the following operating activities:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Summary of significant changes in operating activities:
Net income (loss)	$(3)	$(37)	$30
Loss (gain) on extinguishment of debt	—	(8)	1
Write off of unamortized deferred financing costs	—	5	1
Change in trade accounts receivable	31	3	(14)
Change in inventories	(39)	42	(77)
Impairment of assets	2	75	—
Change in other current operating liabilities	57	(42)	39

Subtotal	48	38	(20)
Other changes in operating activities	—	17	43

Net cash provided by operating activities	$48	$55	$23

Net income (loss)—Net income increased in 2010 in comparison to 2009 due to the decrease in the loss from discontinued operations, net of tax. We recorded a $75 million impairment related to our Commercial Distribution Europe segment in 2009, which was sold on February 2, 2010.

Loss (gain) on extinguishment of debt—The retirement of $33 million of Subordinated Notes during the second quarter of 2009 resulted in a pre-tax gain on the extinguishment of debt of $8 million. The retirement of $22.5 million of Secured Notes during the fourth quarter of 2010 resulted in a pre-tax loss on the extinguishment of debt of $1 million.

Write-off of debt issuance costs—We recorded a write-off of $5 million in 2009 to interest expense for unamortized deferred financing costs associated with the retirement of the term loan facility, revolving credit facility and the accounts receivable facility. We wrote off $1 million in deferred costs in 2010 related to the extinguishment of $22.5 million of Secured Notes during the fourth quarter of 2010.

Change in trade accounts receivable—Our accounts receivable decreased in 2008 and 2009 and increased in 2010 mainly due to the timing of payments in the United States.

Change in inventories—The change in inventories was a $77 million use of cash in 2010 and a $42 million source of cash in 2009. The reduction in inventory in 2009 was due to a concerted effort to reduce inventories due to the economic downturn. In 2008, our inventory increased mainly due to increases in Brazil and other international locations. Our Brazilian operations were experiencing record sales in 2008 and, as a result, built up inventory to keep up with demand. In 2010, we built up inventory to keep up with increased demand, which was due to improving market conditions in the aftermarket industry, new business with new customers and additional business with existing customers.

Change in other current operating liabilities—The change in other current operating liabilities was a $39 million source of cash during 2010, a $42 million use of cash in the 2009 and a $57 million source of cash in 2008. The changes over the last three years were primarily due to accounts payable, which was a $38 million source of cash in 2010, a $54 million use of cash in 2009 and a $45 million source of cash in 2008. Accounts payable fluctuates from quarter to quarter due to the timing of payments.

Net cash used in investing activities

The following table summarizes investing activities:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Investing activities
Proceeds from sales of assets	$1	$—	$1
Investments in companies, net of cash acquired	(50)	—	(51)
Proceeds from sales of affiliates	6	—	11
Investment in affiliate	(6)	—	—
Change in restricted cash	(1)	(5)	(3)
Additions to property, plant and equipment	(25)	(31)	(52)
Other investing activities	—	—	(4)

Net cash used in investing activities	$(75)	$(36)	$(98)

Net cash used in investing activities is summarized in the table above for the years ended 2008, 2009 and 2010. The changes in investing activities are mainly comprised of the following:

Investments in companies, net of cash acquired—Affinia Hong Kong Limited was acquired in 2008 for $50 million. The NAPD business was acquired for an original payment of $51 million in 2010 and a $1 million payment in 2011 for a working capital settlement.

Additions to property, plant and equipment—The additions increased significantly in 2010 due to the expansion in China for new friction and filtration facilities and for the expansion of our Polish and Brazilian operations. The total additions to property, plant and equipment in China, Poland and Brazil increased $21 million in 2010 from 2009.

Net cash provided by (used in) financing activities

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Financing activities
Net increase in other short-term debt	$—	$—	$13
Proceeds from Subordinated Notes	—	—	100
Repayment on Secured Notes	—	—	(23)
Payments on senior term loan facility	—	(297)	—
Capital contribution	50	—	3
Payment of deferred financing costs	—	(22)	(5)
Proceeds from Secured Notes	—	222	—
Net proceeds from ABL Revolver	—	90	—
Purchase of noncontrolling interest	—	(25)	(24)
Other	1	(3)	2

Net cash provided by (used in) financing activities	$51	$(35)	$66

Net cash provided by (used in) financing activities is summarized in the table above for the years ended 2008, 2009 and 2010. The changes in financing activities are mainly comprised of the following:

On December 9, 2010, we completed an offering of the Additional Notes. The issuance of the Additional Notes and the amendment of the ABL Revolver in 2010 resulted in payment of deferred financing costs of $5 million. We utilized the ABL Revolver to finance our purchase of the NAPD business and the remaining 50%

interest in Affinia India Private Limited but subsequently we used the proceeds of the Additional Notes offering to repay the ABL Revolver borrowings that we incurred to finance these acquisitions. The proceeds of the Additional Notes offering were also used to redeem $22.5 million in aggregate principal amount of Secured Notes on December 31, 2010.

In the third quarter of 2009, we refinanced a portion of our then-existing debt. We settled the former term loan facility by paying $287 million. The refinancing included sources of cash of $222 million from the Secured Notes. We also had $90 million of net borrowings on the new ABL Revolver and $22 million of fees and other associated financing costs.

Effective June 1, 2009, Affinia Group Inc. acquired an additional 35% ownership interest in Affinia Acquisition LLC for a purchase price of $25 million, which increased its ownership to 40%. The $25 million reduced our noncontrolling interest balance in 2009. During the fourth quarter of 2010, we acquired the remaining 50% ownership interest in Affinia India Private Limited, our India joint venture, for $24 million in cash, increasing our ownership interest from 50% to 100%. The $24 million reduced our noncontrolling interest balance in 2010.

Contributions—The source of cash in 2008 was mainly comprised of a $50 million contribution to Affinia Acquisition LLC from Affinia Group Holdings Inc., which was used to purchase 85% of Affinia Hong Kong Limited. The $3 million source of cash in 2010 related to a contribution from Mr. Zhang Haibo, who owns 15% of Affinia Hong Kong Limited. The contribution was used to facilitate the purchase of land for a new filtration company in China with the intention to manufacture products in China and distribute filtration products principally in Asia.

Contractual Obligations and Commitments

Cash obligations. Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under debt obligations at maturity, under operating lease agreements, and under purchase commitments for property, plant, and equipment. The following table summarizes our fixed cash obligations over various future periods as of December 31, 2010:

	Payments Due By Period
Contractual Cash Obligations*	Total	Less than 1 year	1 – 3 Years	4 – 5 years	After 5 Years
	(Dollars in Millions)
Debt obligations**	$698	$27	$12	$457	$202
Interest on Subordinated Notes	129	33	66	30	—
Interest on Secured Notes	122	22	44	43	13
Interest on ABL Revolver***	19	4	8	7	—
Operating leases	66	12	24	16	14
Post employment obligations	3	2	—	—	1
Purchase commitments for property, plant, and equipment	13	13	—	—	—

Total contractual obligations	$1,050	$113	$154	$553	$230

*	Excludes the $2 million reserve for income taxes under ASC Topic 740, “Income Taxes,” as we are unable to reasonably predict the ultimate timing of settlement of our reserves for income taxes.
**	Excludes $2 million discount on the Secured Notes.
***	The ABL Revolver includes a margin on LIBOR borrowings that varies from 2.25% to 2.75% based on availability under the facility. At December 31, 2010, the margin was 2.50%.

Commitments and Contingencies

We are party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims and alleged violations of environmental laws.

We have various accruals for contingent liability costs associated with pending judicial and administrative proceedings (excluding environmental liabilities described below). We had $1 million and $2 million accrued at December 31, 2009 and 2010, respectively. There are no recoveries expected from third parties. If there is a range of equally probable outcomes, we accrue the lower end of the range.

The fair value of an ARO is required to be recognized in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. The ARO is subsequently allocated to expense using a systematic and rational method over its useful life. Changes in the ARO liability resulting from the passage of time are recognized as an increase in the carrying amount of the liability and an accretion to expense. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in both the asset and liability. Our ARO liability recorded at December 31, 2009 and December 31, 2010 was $2 million and the accretion for 2009 and 2010 was less than $1 million.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, such as currency exchange and interest rate fluctuation. Where necessary to minimize such risks we may enter into financial derivative transactions, however we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Currency risk

We conduct business throughout the world. Although we manage our businesses in such a way as to reduce a portion of the risks associated with operating internationally, changes in currency exchange rates may adversely impact our results of operations and financial position.

The results of operations and financial position of each of our operations are measured in their respective local (functional) currency. Business transactions denominated in currencies other than an operation’s functional currency produce foreign exchange gains and losses, as a result of the re-measurement process, as described in ASC Topic 830, “Foreign Currency Matters.” To the extent that our business activities create monetary assets or liabilities denominated in a non-local currency, changes in an entity’s functional currency exchange rate versus each currency in which an entity transacts business have a varying impact on an entity’s results of operations and financial position, as reported in functional currency terms. Therefore, for entities that transact business in multiple currencies, we seek to minimize the net amount of cash flows and balances denominated in non-local currencies. However, in the normal course of conducting international business, some amount of non-local currency exposure will exist. Therefore, management monitors these exposures and may engage in business activities or execute financial hedge transactions intended to mitigate the potential financial impact due to changes in the respective exchange rates.

Our consolidated results of operations and financial position, as reported in U.S. Dollars, are also affected by changes in currency exchange rates. The results of operations of non-U.S. Dollar functional entities are translated into U.S. Dollars for consolidated reporting purposes each period at the average currency exchange rate experienced during the period. To the extent that the U.S. Dollar may appreciate or depreciate over time, the contribution of non-U.S. Dollar denominated results of operations to our U.S. Dollar reported consolidated earnings will vary accordingly. Therefore, changes in the various local currency exchange rates, as applied to the revenue and expenses of our non-U.S. Dollar operations may have a significant impact on our sales and, to a lesser extent, consolidated net income trends. In addition, a significant portion of our consolidated financial position is maintained at foreign locations and is denominated in functional currencies other than the U.S. Dollar. The non-U.S. Dollar denominated monetary assets and liabilities are translated into U.S. Dollars at each respective currency’s exchange rate then in effect at the end of each reporting period. The financial impact of the translation process is reflected within the other comprehensive income component of shareholder’s equity. Accordingly, the amounts shown in our consolidated shareholder’s equity account will fluctuate depending upon the cumulative appreciation or depreciation of the U.S. Dollar versus each of the respective functional currencies in which we conduct business. Management seeks to lessen the potential financial impact upon the our consolidated results of operations due to exchange rate changes by engaging in business activities or by executing financial derivative transactions intended to mitigate specific transactional underlying currency exposures. We do not engage in activities solely intended to counteract the impact that changes in currency exchange rates may have upon our U.S. Dollar reported statement of financial condition nor do we engage in currency transactions for speculative purposes.

Our foreign currency exchange rate risk management efforts primarily focus upon operationally managing the net amount of non-functional currency denominated monetary assets and liabilities. In addition, we routinely execute short-term currency exchange rate forward contracts intended to mitigate the earnings impact related to the re-measurement process. At December 31, 2010, we had currency exchange rate derivatives with an aggregate notional value of $121 million and fair values of $1 million in assets and less than $1 million in liabilities.

Interest rate risk

We are exposed to the risk of rising interest rates to the extent that we fund operations with short-term or variable-rate borrowings. At December 31, 2010, the Company’s $696 million of aggregate debt outstanding consisted of $105 million of floating-rate debt and $591 million of fixed-rate debt.

Pursuant to our written interest rate risk management policy we actively monitor and manage our fixed versus floating rate debt composition within a specified range. At year-end, fixed rate debt comprised approximately 85% of our total debt. Based on the amount of floating-rate debt outstanding at December 31, 2010 a 1% rise in interest rates would result in approximately $1 million in incremental interest expense.

Commodity Price Risk Management

We are exposed to adverse price movements or surcharges related to commodities that are used in the normal course of business operations. Management actively seeks to negotiate contractual terms with our customers and suppliers to limit the potential financial impact related to these exposures.

Critical Accounting Estimates

The critical accounting estimates that affect our financial statements and that use judgments and assumptions are listed below. These estimates are subject to a range of amounts because of inherent imprecision that may result from applying judgment to the estimation process. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimate at the time of original entry in our accounting records. Adjustments are recorded when actual results differ from the expected forecasts underlying the estimates. These adjustments could be material if our results were to change significantly in a short period of time. We make frequent comparisons of actual results and expected forecasts in order to mitigate the likelihood of material adjustments.

Asset impairment. We perform impairment analyses, which are based on the guidance found in ASC Topic 350, “Intangibles-Goodwill and Other” and ASC Topic 360, “Property, Plant, and Equipment.” Management also evaluates the carrying amount of our inventories on a recurring basis for impairment due to lower of cost or market issues, and for excess or obsolete quantities. Goodwill and intangibles with indefinite lives are tested for impairment as of December 31 of each year or more frequently as necessary. The factors that would cause a more frequent test for impairment include, among other things, a significant negative change in the estimated future cash flows of the reporting unit that has goodwill or other intangibles because of an event or a combination of events. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. We review long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Goodwill. The impairment test involves a two-step process. First, a comparison of the fair value of the applicable reporting unit with the aggregate carrying values, including goodwill, is performed. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step includes comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The reporting unit’s current fair value is substantially in excess of the reporting unit’s carrying value.

We primarily determine the fair value of our reporting units using a discounted cash flow model (“DCF model”), and supplement this with observable valuation multiples for comparable companies, as applicable. The completion of the DCF model requires that we make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs and working capital changes. In addition, we make assumptions about the estimated cost of capital and other relevant variables, as required, in estimating the fair value of our reporting units. The projections that we use in our DCF model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units. The determination of whether goodwill is impaired involves a significant level of judgment in these assumptions, and changes in our business strategy, or economic or market conditions could significantly impact these judgments. We will continue to monitor market conditions and other factors to determine if interim impairment tests are necessary in future periods. If impairment indicators are present in future periods, the resulting impairment charges could have a material impact on our results of operations.

Trade names. The fair value for each trade name is estimated based upon management’s estimates using a royalty savings approach, which is based on the principle that, if the business did not own the asset, it would have to license it in order to earn the returns that it was earning. The fair value is calculated based on the present value of the royalty stream that the business was saving by owning the asset. The projections that we use in our model are updated annually and will change over time based on the historical performance and changing business conditions for each of our reporting units. The determination of whether trade names are impaired involves a significant level of judgment in these assumptions, and changes in our business strategy, or economic or market conditions could significantly impact these judgments.

Other intangibles. Finite-lived intangibles are amortized over their estimated useful lives. Impairment tests for these intangible assets are only performed when a triggering event occurs that indicates that the carrying value of the intangible may not be recoverable based on the undiscounted future cash flows of the intangible. If the carrying amount of the intangible is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on a DCF model.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all inventories or average cost basis for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of inventory value are determined on a product line basis. These estimates are based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand principally based on historical market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use, which is generally defined as inventory quantities in excess of 24 months of historical sales, is adjusted for certain allowances such as new part number introductions and product repacking opportunities.

Revenue recognition. Sales are recognized when products are shipped or received depending on terms and whether risk of loss has transferred to the customer. The Company estimates and records provisions for warranty costs, sales returns and other allowances based on experience when sales are recognized. The Company assesses the adequacy of its recorded warranty and sales returns and allowances liabilities on a regular basis and adjusts the recorded amounts as necessary. While management believes that these estimates are reasonable, actual returns and allowances and warranty costs may differ from estimates. Inter-company sales have been eliminated.

Sales returns and rebates. The amount of sales returns accrued at the time of sale is estimated on the basis of the history of the customer and the history of products returned. Other factors considered in establishing the accrual include consideration of current economic conditions and changes in trends in returns, as well as adjusting for the impact of extraordinary returns that may result from individual negotiations with a customer in an unusual situation. The level of sales returns are recorded as a reduction of gross sales in our financial statements at the time of sale. In addition, we periodically perform studies to determine a scrap factor to be applied to the returns on a product-by-product basis, since a portion of the goods historically returned by customers have not been in saleable condition. Estimates of returned goods that are not in saleable condition are included in cost of sales.

We customize rebate programs with individual customers. Under certain rebate programs, a customer may earn a rebate that will increase as a percentage of the sale amount based on the achievement of specified sales levels. In order to estimate the amount of a rebate under this type of arrangement, we project the amount of sales that the customer will make over the specified rebate period in order to calculate an overall rebate to be accrued at the time that each sale is made. Gross sales are reduced at the time of sale. These estimates may need to be adjusted based on actual customer purchases compared to the projected purchases. Adjustments to the accrual are made as new information becomes available. In other cases a customer may earn a specific rebate for a specific period of time, based upon the sales of certain product types within the specified timeframe. Rebates are recorded as a reduction of gross sales.

Warranty. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history. In certain situations the estimated cost of the warranty includes a salvage factor where a portion of the inventory returned proves to be saleable. These costs are then adjusted, as required, to reflect subsequent experience.

Pensions. We have defined benefit plans related to Canadian employees with fair value of assets of approximately $2 million and liabilities of approximately $3 million as of December 31, 2010.

Under the defined benefit plans, annual net periodic expense and benefit liabilities are determined on an actuarial basis. Each year, actual experience is compared to the more significant assumptions used and, if warranted, we make adjustments to the assumptions. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Pension benefits are funded through deposits with trustees and the expected long-term rates of return on fund assets are based upon actual historical returns modified for known changes in the market and any expected changes in investment policy.

Income taxes. We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. All available evidence, both positive and negative, is considered when determining the need for a valuation allowance. Judgment is used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Accounting for income taxes involves matters that require estimates and the application of judgment. Our income tax estimates are adjusted in light of changing circumstances, such as the progress of tax audits and our evaluation of the realizability of our tax assets.

Contingency reserves. We have historically been subject to a number of loss exposures, such as environmental claims, product liability and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment with regard to risk exposure and ultimate liability. We expect to estimate losses relating to such contingent liabilities using consistent and appropriate methods. Changes to assumptions we use could materially affect the recorded liabilities.

Restructuring. We define restructuring charges to include costs related to business operation consolidation and exit and disposal activities. In 2005, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to as the acquisition restructuring and (ii) a restructuring plan that we announced at the end of 2005, also referred to as the comprehensive restructuring. We have completed the acquisition restructuring and we have essentially completed the comprehensive restructuring. We currently estimate that we will incur in the aggregate approximately $171 million of cash and non cash restructuring costs for the comprehensive restructuring. With the comprehensive restructuring coming to a close we anticipate from time to time further refinement to the Company through continued restructuring. Establishing a reserve requires the estimate and judgment of management with respect to employee termination benefits, environmental costs and other exit costs. We had a $7 million and $4 million reserve recorded as of December 31, 2009 and 2010, respectively.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009. We adopted this guidance on disclosures in the first quarter of 2010. There are also additional new disclosure requirements for purchases, sales, issuances and settlements of Level 3 measurements, which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB amended ASC 310, “Receivables,” with ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” to require additional information related to financing receivables, including loans and trade accounts receivable with contractual maturities exceeding one year. With the exception of disclosures related to activity occurring during a reporting period, which are effective for fiscal years beginning after December 15, 2010, the provisions of this update are effective as of December 31, 2010. The Company does not expect the effects of adoption to have a material impact on our financial condition, results of operations and disclosures.

BUSINESS

Our Company

We are a global leader in the light and commercial vehicle replacement products and services industry, which also is referred to as the aftermarket. Our extensive aftermarket product offering consists principally of filtration, brake and chassis products. Our filtration products fit heavy and medium duty trucks, light vehicles, equipment in the off-highway market (i.e., construction, mining, forestry and agricultural) and equipment for industrial and marine applications. Our brake and chassis products fit light vehicles and heavy and medium duty trucks. In addition, we provide aftermarket products and distribution services in South America. We believe that the growth of the global aftermarket, from which we derived approximately 98% of our net sales in 2010, is predominantly driven by the size, age and use of the population of vehicles and equipment in operation. We design, manufacture, distribute and market a broad range of aftermarket products in North America, South America, Europe, Asia and Africa and generate sales in over 70 countries. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010.

Our aftermarket products can be classified into two primary groups:

(1)	Routine maintenance products, such as oil, fuel, air and other filters. The regular replacement cycle for these types of products provides a stable and recurring revenue stream. For example, we estimate that the oil filter will be replaced on an average heavy duty truck eight to ten times each year and on a typical light duty vehicle three to four times each year.

(2)	Wear products that are designed to be replaced occasionally, such as brake and chassis products (e.g., pads, rotors, shoes, drums, shock absorbers, steering and other suspension products). For example, brake pads will be replaced multiple times over the life of a light vehicle and more frequently over the life of a typical severe use or heavy duty truck.

We believe that these are the most attractive product groups of the aftermarket given the higher frequency of replacement for filters and brake products and the historical and expected growth in these product groups due to increasing regulatory and consumer focus on the environmental and safety benefits of these products. Our filtration products and systems are critical to the efficient operations of the engine and passenger air quality, while our brake and chassis products are essential for the safety of the vehicle.

We market our products under a variety of well-known brands, including WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™, AIMCO® and McQuay-Norris®. Additionally, we provide private label products to large aftermarket distributors, including NAPA®, CARQUEST® and ACDelco®, as well as co-branded products for Federated and ADN. We believe that we have achieved our leading market positions due to the quality and reputation of our brands and products among professional installers, who are the primary decision makers for the purchase of the products we supply to the aftermarket. Professional installers are highly incentivized to order reliable, well-known aftermarket products when repairing a vehicle because the cost of the products is passed through to the end consumer and, once the repair is made, installers are expected to stand behind their work by replacing any malfunctioning products without charging for the replacement or for the additional labor required. We believe that the reputation of our brands and products for form, fit, function and quality promotes significant demand for our products from these installers and throughout the aftermarket supply chain. Our reputation for reliability has helped us penetrate retailers, such as O’Reilly Auto Parts and AutoZone, whose customers have become increasingly sophisticated about the quality of the products they install in their vehicles.

In addition to servicing the light vehicle population, we sell to medium and heavy duty truck fleets and repair facilities through many of our customers, such as NAPA, CARQUEST, the Alliance and other independent warehouse distributors. We also serve the off-highway market through our large customers and have successfully developed products for new non-vehicle related opportunities in stationary equipment and wind generation applications.

Our principal product areas are described below:

Product Area	Representative Brands	Product Description
Filtration	WIX, Filtron, NAPA, CARQUEST and ecoLAST	Oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications

Brakes	Raybestos, BrakePro, AIMCO, NAPA, CARQUEST and ACDelco	Drums, rotors, calipers, friction and hydraulic components

Distribution – South America	Nakata, Bosch and WIX	Steering, shock absorbers and other suspension and driveline components, brakes, fuel and water pumps and other aftermarket products

Chassis	Raybestos, Nakata, NAPA Chassis, McQuay-Norris and ACDelco	Steering, suspension and driveline components

Our net sales for 2010 were approximately $2.0 billion. The following charts illustrate our net sales by geography and product type for the fiscal year ended December 31, 2010, excluding our Commercial Distribution Europe business unit, which we sold on February 2, 2010.

Corporate History

Affinia Group Inc. is a Delaware corporation formed on June 28, 2004. On July 8, 2004, we entered into a stock and asset purchase agreement (as amended, the “Stock and Asset Purchase Agreement”) with Dana to effect the Acquisition. The Stock and Asset Purchase Agreement provided for the acquisition by us of all of the outstanding shares of capital stock of specified subsidiaries and assets consisting primarily of Dana’s automotive aftermarket business operations for a purchase price of approximately $1 billion, consisting of $967 million in cash, a $13 million working capital loan, the seller note with an estimated fair value of $50 million upon issuance, and the assumption of specified liabilities related to Dana’s automotive aftermarket business.

Our Industry

According to JD Power, there were a total of one billion light, medium and heavy duty vehicles registered worldwide in 2009. Approximately 259 million, or 25%, of these vehicles were registered in the United States. According to the AAIA, the overall size of the U.S. aftermarket was approximately $274 billion in 2009. We are one of the largest independent participants in the global aftermarket, based on our sales in over 70 countries and offer what we believe is the broadest line within our product categories. To facilitate efficient inventory management and timely vehicle owner customer service, many of our customers and professional installers rely on larger suppliers like us to have full line product offerings, consistent value-added services and timely delivery. There are important advantages to having meaningful size and scale in the aftermarket, including the ability to support significant distribution operations, offer sophisticated supply chain management capabilities and provide a broad line of quality products.

In general, aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and DIY customers. Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to installers.

The distribution business is comprised of the (1) traditional, (2) retail and (3) OES channels as illustrated by the chart below.

Typically, professional installers purchase their products through the traditional channel, and DIY customers purchase products through the retail channel. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Alliance, Uni-Select and ADN. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retail channel includes merchants such as AutoZone, O’Reilly Auto Parts and Canadian Tire. The OES channel consists primarily of vehicle manufacturers’ service departments at new vehicle dealerships.

We believe that future growth in aftermarket product sales will be driven by the following key factors:

Growth in global vehicle population. JD Power estimates that the world’s total vehicle population in 2009 was approximately 1.0 billion and expects it to continue to grow at a CAGR of 3.2% from 2009 to 2015. In particular, JD Power expects that the total vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in vehicle population from 2009 to 2015 for the following geographic areas:

•	Brazil – 3.0%

•	China – 13.7%

•	Eastern Europe – 2.9%

•	India – 10.2%

Growth in global commercial vehicle population. JD Power estimates that there were approximately 170 million commercial vehicles registered globally in 2009 and expects the commercial vehicle population to continue to grow at a CAGR of 2.9% from 2009 to 2015. In particular, JD Power expects that the U.S. commercial vehicle population will grow at a CAGR of 1.4% from 2009 to 2015 and that the commercial vehicle populations of several key emerging markets will grow significantly over the next several years, as indicated by the forecasted CAGRs in commercial vehicle populations from 2009 to 2015 for the following geographic areas:

•	Brazil – 4.1%

•	China – 6.5%

•	Eastern Europe – 3.6%

•	India – 5.5%

Increase in total miles driven in the United States. In the United States, the total miles driven rose from 2.15 trillion in 1990 to 3.00 trillion in 2010, an increase of approximately 40%. Since 1980, annual miles driven in the United States have increased every year except for 2008, when the combination of a severe recession and high retail fuel prices curtailed driving habits. We expect miles driven in the United States to return to historic growth rates in the future.

Increase in average age of light vehicles in the United States. As of 2009, the average light vehicle age in the United States was 10.2 years, compared to an average of 8.8 years in 1999. As the average light vehicle age continues to rise, we believe that the use of aftermarket products will generally increase as well.

Increase in vehicle related regulation and legislation. Increase in environmental and safety legislation that is being adopted on a global basis has led to an increase in demand for high value filtration and brake products.

Our Competitive Strengths

Leading market positions in our product categories

We are one of the largest suppliers of aftermarket products with leading market positions in all of our primary categories. Based on management estimates and certain information from third parties, we believe that we hold the #1 market position in North American aftermarket filtration and brake products and the #2 market positions in North American aftermarket chassis products and Brazilian aftermarket parts distribution by net sales for the year ended December 31, 2010. We believe that our leading market positions provide us with manufacturing, distribution and marketing economies of scale and global purchasing efficiencies.

Well positioned to capture growth in emerging markets

We expect the aftermarket to grow disproportionately in the emerging markets. Additionally, we expect the vehicle population of Brazil, China, Eastern Europe and India to grow by a CAGR of 7.5% from 2009 to 2015, driven by robust new light vehicle sales and increasing commercial vehicle sales, a large percentage of which are first time vehicle purchases as opposed to replacement of existing vehicles. We have an established, large manufacturing footprint, well-known brands and an efficient distribution system to capitalize on the organic growth of these markets. Revenues in these markets represented approximately 30% of total revenues in 2010 and grew by approximately 115% between 2005 and 2010.

Long-standing customer relationships

Our top ten customers have maintained a relationship with us for an average of approximately 24 years. We have supplied our largest customer, NAPA, for over 40 years and we currently supply them with filtration, brake and chassis products. Similarly, we have supplied brake and filter products to our second largest customer, CARQUEST, for approximately 20 years and were recently awarded their chassis business. We provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business while differentiating us from our competitors. These services include detailed product catalogs, e-catalogs, technical services, electronic data interchange, direct shipments of products and point-of-sale marketing materials. The depth of our value added services has led to numerous customer awards. Our strong relationships and reputation with customers in the traditional channel have increasingly positioned us to penetrate the retail channel as evidenced by recent business wins at O’Reilly Auto Parts and AutoZone.

Portfolio of highly regarded aftermarket brands

As a result of their reputation for form, fit, function and quality, we believe that our brands are preferred by the most common purchasers of products in the aftermarket (i.e., professional installers and technicians). Our well-known portfolio of brands includes WIX, Raybestos, Nakata, Brake Pro, Filtron, AIMCO and McQuay-Norris. We also provide private label products to large aftermarket distributors, including NAPA, CARQUEST and ACDelco, as well as co-branded offerings for Federated and ADN. We have a historical relationship with NASCAR and in 2010 our Raybestos brand was designated as “The Official Brakes of NASCAR” and our WIX brand is an exclusive NASCAR “Performance Product” in 2010. We believe that through our WIX line of filters, we have the broadest product line offering in the North American aftermarket. We believe that our Raybestos brand brake pads have a reputation for less noise and better performance than our competitors’ products. Approximately 60% of our net sales in 2010 were derived from products we consider to be premium products, which command higher prices due to their reputation for superior quality and performance.

Leading heavy duty filtration platform

We believe that we are among the largest global manufacturers of aftermarket filters for heavy duty applications. We manufacture aftermarket filters for nearly every type of vehicle, including products for light, medium and heavy duty as well as off-highway applications. Our complete portfolio of filters includes oil, air, hydraulic, fuel and cabin air applications. Approximately 60% of our North America filtration net sales in 2010 were for heavy duty and off-highway applications (i.e., construction, mining, forestry and agricultural). These heavy duty and off-highway products require more complex technologies and therefore are priced at three to four times the price of those used in light vehicle products. We believe that our WIX brand of filters has the #1 market position in the commercial vehicle filtration market. We believe that our technical expertise and long, trusted customer relationships allows us to efficiently develop new aftermarket filter products for a variety of end markets, including light and heavy duty vehicles, marine, mass transit, mining and power generation.

Strong reputation for customer support and product breadth

We believe that our emphasis on customer service coupled with the breadth of our product offering are key factors in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

In addition, we provide many other support features for our customers, such as technical support hot lines, training and electronic systems which interface with customers and conform to aftermarket industry standards. In order to maintain the competitiveness and maximize new sales opportunities of our existing customers, we manufacture and distribute products that fit almost every vehicle on the road. In turn, this has allowed our customers to develop a reputation for carrying the parts their customers need.

Global lower labor cost manufacturing and distribution footprint

Over the last several years, we have shifted a significant portion of our manufacturing and distribution base to lower labor cost countries. In the last six years we have closed or sold 59 facilities in high cost countries (i.e., the United States, Canada and England) and have built or acquired several facilities in lower labor cost countries (i.e., China, India, Mexico and Ukraine). With 68% of our manufacturing capacity in lower labor cost countries, we believe that the restructuring of our manufacturing base has transformed us from a domestic to a global manufacturer.

Accomplished management team

Our operations are led by an experienced management team that has successfully transformed the business over the past five years. Our top nine executives, led by our Chief Executive Officer, Terry R. McCormack, have an average of approximately 24 years in the aftermarket and industrial sectors. These executives have been instrumental in our efforts to shift the manufacturing footprint to lower labor cost, high growth emerging markets while maintaining and enhancing our customer relationships, entering into new markets and positioning us for future growth. Our management team also has completed several successful acquisitions and divestitures. As a result of their efforts, our gross margin has increased from 13.8% for the year ended December 31, 2005 to 20.6% for the year ended December 31, 2010.

Our Business Strategy

Develop relationships with new customers in the retail distribution channel

Historically, we have held a leading position in the traditional channel for filtration, brake and chassis products and have benefited from our strong reputation for quality among the most sophisticated customers (i.e., professional installers and technicians). As retailers expand their target markets to the professional installers, we have been able to maintain our leading position by adding retailers to our customer base. Recently, we have obtained brake and chassis business with AutoZone, the largest automotive aftermarket retailer. We also have been able to obtain new business with O’Reilly Auto Parts after its acquisition of CSK Auto Inc. Management expects to continue leveraging our distribution capabilities and lower labor cost operating base to generate additional opportunities in the retail channel and continue to gain overall market share.

Increase product innovation and expand sales with existing customers in the traditional distribution channel

We are highly focused on enhancing our products for our core customers. We use our expertise in product design and engineering to develop and improve our product coverage with parts that meet or exceed OEM specifications. Examples of our recently introduced products include new filter products that extend the life of engine oil, brakes engineered specifically for use in police fleets and technology that reduces rusting on brake rotors. We also have been successful at expanding our strong relationships with customers by selling them additional products. For example, CARQUEST recently awarded chassis business to us. We will continue to leverage our distribution and customer relationships to sell new products and services. For example, we introduced our new hub bearing product in 2008, we introduced our motorcycle and heavy duty parts in Brazil in 2009 and we introduced new hydraulic filtration products in 2010.

Expand sales in emerging markets

We have made significant investments in emerging markets over the last three years to capitalize on the rapid growth in these regions. This includes the purchase of an 85% controlling interest in Haimeng, one of the world’s largest drum and rotor manufacturing companies, in 2008. Although Haimeng’s brake products are mostly for export to North and South American markets today, we believe that over time an increasing percentage of Haimeng’s products will be manufactured for the Chinese market. We also have recently commenced construction of a filter plant in China which will be used for both export and domestic Chinese consumption. Over the past three years, we have opened new filtration manufacturing locations in Ukraine and Mexico as well as a new heavy duty friction and light vehicle brake shoe manufacturing operation in Mexico. In 2010, we expanded our filtration manufacturing capacity and capabilities in Brazil to sell into the domestic market. We are in the process of expanding our distribution capabilities with two new branches and a new warehouse in Brazil and starting a new filtration operation in China, which we expect to be operational in the first half of 2011 to sell into the domestic market and export product globally.

Grow presence in the commercial vehicle, industrial and marine aftermarket

We derived approximately 50% of our 2010 filtration revenues from the premium heavy duty equipment market, which includes on-highway trucks, construction equipment, agricultural equipment, industrial equipment and severe service vehicles. We believe that these products enjoy growth rates well in excess of gross domestic product given the increased focus on emissions coupled with the growing importance of fuel efficiency (as diesel fuel costs have increased by approximately 35% from December 2005 to December 2010). We also have expanded our product line in filtration, including the introduction of new hydraulic filtration products.

To further capitalize on the growth in the heavy duty market, we purchased the BrakePro product line in 2007. This acquisition positioned us as a manufacturer of brake block for the commercial vehicle market including bus, refuse, heavy hauling and other vehicles. We believe that this product market also enjoys growth rates in excess of the overall economy.

Capitalize on favorable aftermarket trends

We are focused on expanding our product lines and solidifying our position as a leading provider of aftermarket filtration, brake and chassis products in order to capitalize on several trends that are likely to positively affect growth and profitability in the aftermarket. For example, the AAIA expected the U.S. aftermarket to grow by 3.8% in 2010, 3.4% in 2011 and 3.6% in 2012, due to pent up demand developed in 2008 and 2009. According to the AAIA, the CAGR for the U.S. aftermarket size during the ten-year period from 1999 through 2009 was 2.8%. From 1999 to 2009, the size of the U.S. vehicle population grew 1.9% per annum, despite the volatility in U.S. new vehicle sales, which experienced annual declines in seven years during the same period. Based on AAIA data, the markets for our primary products are expected to grow at higher rates than the overall aftermarket due to the fact that our maintenance and wear replacement markets are less affected by the increasing durability of vehicles.

Focus on operating efficiency and cash flow generation

Since 2005 we have lowered our manufacturing and distribution costs by approximately $98 million, thereby improving our return on assets and free cash flow. During that time we have rationalized and consolidated many of our facilities and have shifted production to lower labor cost countries. The majority of our product offerings are produced via light-intensity manufacturing processes, which avoid material capital expenditure requirements for individual pieces of production equipment. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue generating significant free cash flow in the future. As a result of this focus, our operating margin grew from 0.5% for the year ended December 31, 2005 to 6.0% for the year ended December 31, 2010.

Pursue opportunistic acquisitions and joint ventures

We intend to continue to analyze and pursue acquisition opportunities and joint ventures where we believe that we can add value and realize synergies by improving operating results through application of our processes, as demonstrated in our existing businesses. Our acquisition strategy also is focused on expanding into new geographic markets and providing products that fit well within our existing distribution channels. For example, over the past four years, we have acquired the BrakePro product line and an 85% controlling interest in Haimeng, which has the capacity to produce 16 million rotors per annum, and also entered into a joint venture with MAT Holdings Inc. and we subsequently acquired 100% of the joint venture company, Affinia India Private Limited. During December 2010, we acquired substantially all the assets of NAPD, which designed and engineered chassis products.

Products

Filtration Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of filtration products for the aftermarket and we are one of the few aftermarket suppliers of both heavy duty and light duty filters. Our filtration business includes manufacturing operations in Europe and South America. Our filtration product lines include oil, air, fuel, hydraulic and other filters for light, medium and heavy duty on and off-highway vehicle, industrial and marine applications.

The following chart summarizes a few of our key filter products:

Oil Filters	An oil filter traps particles and dirt that might otherwise damage the bearings and rings of a vehicle’s engine. A build-up of particulates inside an oil filter can also slow oil flow to the bearings, camshaft and upper valve train components and allow unfiltered oil, possibly containing contaminants, to enter the oil stream and cause accelerated wear on the engine. Oil filters should be changed every time the oil is changed or every 3,000 miles, or more frequently if the vehicle is driven on dusty gravel roads.

Air Filters	A vehicle’s air filter traps particles that could otherwise reduce engine performance. A clogged air filter may restrict air flow into the engine, resulting to a shift away from the optimum air to fuel ratio for combustion, and thus reducing gas mileage. Air filters should be replaced every 30,000 to 60,000 miles, depending on the conditions under which the vehicle is driven.

Fuel Filters	A vehicle’s fuel filter prevents sediment and rust particles sized three microns or larger from entering and blocking the fuel injector. A clogged fuel filter may restrict fuel flow to the engine, resulting in a loss of fuel pressure and horsepower. Fuel filters should be replaced for preventative maintenance every two to three years or 30,000 miles, or any time a fuel restriction is suspected.

Brake Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of brake products for the aftermarket. We have an extensive offering of high quality, premium brake products. Our brake products include master cylinders, wheel cylinders, hardware and hydraulics, drums, shoes, linings, bonded/riveted segments, rotors, brake pads, calipers and castings.

Commercial Distribution South America Products. We manufacture and/or distribute products in Brazil, Argentina, Uruguay and Venezuela, including fuel and water pumps, universal joint kits, axle sets, shocks, steering, filtration products, brake products, suspension parts and other aftermarket products.

Chassis Products. We are a leading designer, manufacturer, marketer and distributor of a broad range of chassis products for the aftermarket. Our chassis products include steering, suspension and driveline products such as ball joints, tie rods, Pitman arms, idler arms, drag links, control arms, center links, stabilizers and other related parts.

Customers

Sales Channels and Customers

We distribute our products across several sales channels, including traditional, retail and OES channels. Approximately 27% and 8% of our 2010 net sales from continuing operations were derived from our two largest customers, NAPA and CARQUEST, respectively. See “Risk Factors—Risks Relating to Our Industry and Our Business—Our Business would be materially and adversely affected if we lost any of our larger customers.” During 2010, we derived approximately 58% of our net sales from the United States and approximately 42% of our net sales from other countries.

We have maintained long-standing relationships with many of our top customers. Some of our most significant customers include NAPA, CARQUEST, ADN, ACDelco, Federated, ADN, Uni-Select, Les Schwab, the Alliance and O’Reilly Auto Parts, each of which is a key player in the aftermarket.

The following table provides a description of the primary sales channels to which we supply our products:

Primary Sales Channels	Description	Customers
Traditional	Warehouses and distribution centers that supply local distribution outlets, which sell to professional installers.	NAPA, CARQUEST, Federated, ADN, the Alliance and Uni-Select

Retail	Retail stores, including national chains that sell replacement parts directly to consumers (the DIY market) and to some professional installers.	O’Reilly Auto Parts and AutoZone

OES	Vehicle manufacturers and service departments at vehicle dealerships.	ACDelco, Robert Bosch, TRW Automotive and Chrysler

The traditional channel is important to us because it is the primary source of products for professional installers. We believe that the quality and reputation of our brands for form, fit, and function promotes significant demand for our products from these installers and throughout the aftermarket supply chain. We have many long-standing relationships with leading distributors in the traditional channel such as NAPA and CARQUEST, for whom we have manufactured products for approximately 40 and 20 years, respectively.

As retailers become increasingly focused on consolidating their supplier base, we believe that our broad product offering, product quality, sales and marketing support and customer service capabilities make us more valuable to these customers.

Recently, automobile dealerships have begun providing “all-makes” service whereby dealers will service a vehicle even if they do not sell the make or model being serviced. These dealerships can choose to purchase competitive components from aftermarket suppliers. We believe the volumes generated by OES customers, especially in brakes, may provide an opportunity for sales growth.

Substantially all of the orders on hand at December 31, 2010 are expected to be filled during 2011. We do not view our backlog as being insufficient, excessive or problematic or a significant indication of 2011 sales.

Customer Support

We believe that our emphasis on customer support has been a key factor in maintaining our leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. Our ability to replenish inventory quickly is important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the vast majority of orders within 24 to 48 hours of receipt.

In order to maintain the competitiveness of our existing customers and maximize new sales opportunities, we have extensive product coverage. In turn, this has allowed our customers to develop a reputation for carrying the parts their customers need, especially for newer vehicles for which warranties may not have expired and aftermarket parts are not generally available.

In addition, as the aftermarket becomes more electronically integrated, customers often prefer to receive their application information electronically as well as in print form. We provide both printed and electronic catalog media. We also provide products which are problem solvers for professional installers, such as alignment products that allow installers to properly align a vehicle, even though the vehicle was not equipped with adjustment features. We provide many other support features, such as technical support hot lines and training and electronic systems which interface with customers and conform to aftermarket industry standards.

Intellectual Property

We strategically manage our portfolio of patents, trade secrets, copyrights, trademarks and other intellectual property.

As of December 31, 2010, we maintain and have pending in excess of 250 patents and patent applications on a worldwide basis. These patents expire over various periods up to the year 2030. We do not materially rely on any single patent or group of patents. In addition, we believe that the expiration of any single patent or group of patents will not materially affect our business. We have proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered.

Trademarks are important to our business activities. We have a robust worldwide program of trademark registration and enforcement to maintain and strengthen the value of the trademarks and prevent the unauthorized use of our trademarks. The Raybestos and WIX trade names are highly recognizable to the public and are valuable assets. Additionally, we use numerous other trademarks which are registered worldwide or for which we claim common law rights. As of December 31, 2010, we had in excess of 750 active trademark registrations and applications worldwide.

Raw Materials and Manufactured Components

We use a broad range of manufactured components and raw materials in our products, including steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedule. Raw materials comprise the largest component of our manufactured goods cost structure.

With our commitment to globalization, we are subject to increases in freight costs due to increased oil prices. During 2010, oil prices increased in comparison to the prior year. The increase in oil prices during 2010 increased our container costs from Asia, which mainly affected our brake product operations. Steel prices increased in 2010, which caused certain of our manufactured and purchased parts costs to increase. Commodity prices for pulp increased in 2010, which increased our costs of packaging and filtration media in 2010. We will continue to review our purchasing and sourcing strategies for opportunities to reduce costs.

Seasonality

In a typical year, we build inventory during the first and second quarters to accommodate our peak sales during the second and third quarters. Our working capital requirements therefore tend to be highest from March through August. In periods of weak sales, inventory can increase beyond typical levels, as our product delivery lead times are less than two days while certain components we purchase from overseas require lead times of approximately 90 days.

Competition

The light duty filter aftermarket is comprised of several large U.S. manufacturers that compete with us, including United Components, Inc. under the brand name Champ, Honeywell International Inc. under the brand name FRAM and Purolator Filters NA LLC under the brand name Purolator, along with several international light duty filter suppliers. The heavy duty filter aftermarket is comprised of several manufacturers that compete with us, including Cummins, Inc. under the brand name Fleetguard, CLARCOR Inc. under the brand name Baldwin and Donaldson Company Inc. under the brand name Donaldson. The brake aftermarket is comprised of several large manufacturers that compete with us, including Federal Mogul Corp. under the brand name Wagner, Honeywell International Inc. under the brand name Bendix and Cardone Industries, Inc. under the brand name A1 Cardone. The chassis aftermarket is comprised primarily of one large U.S. manufacturer that competes with us, Federal Mogul Corp. under the brand name Moog, along with some international chassis suppliers. The Commercial Distribution South America products competitors include, Dpk Distribuidora de Pecas, Ltda, Pacaembu Autopeças, Polipeças Comercial e Importadora Ltda and Comdip Comercial Distribuidora de Peças Ltda. We compete on, among other things, quality, price, service, brand reputation, delivery, technology and product offerings.

Employees

As of December 31, 2010, we had 11,835 employees, of whom 6,041 were employed in North America, 2,976 were employed in Asia, 1,650 were employed in South America and 1,168 were employed in Europe. Approximately 22% of our employees are salaried and the remaining approximately 78% of our employees are hourly. As of December 31, 2010, approximately 3% of our 4,350 U.S. employees and approximately 2% of our 246 Canadian employees were represented by unions. We consider our relations with our employees to be good.

The U.S. collective bargaining agreement covers approximately 139 employees and expires in October 2011. The Canadian collective bargaining agreement covers approximately 5 employees and expires in March 2013.

Environmental Matters

We are subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the emission of noise and odors, the management and disposal of hazardous substances or wastes, the clean-up of contaminated sites and human health and safety. Some of our operations require environmental permits and controls to prevent or reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. Contamination has been discovered at certain of our owned properties, which is currently being monitored and/or remediated. We are not aware of any contaminated sites which we believe will result in material liabilities; however, the discovery of additional remedial obligations at these or other sites could result in significant liabilities. ASC Topic 410, “Asset Retirement and Environmental Obligations,” requires that a liability for the fair value of an ARO be recognized in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset.

In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose liability for the entire cost of clean-up upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating or remediating contamination at these properties if contamination requiring such activities is discovered in the future. We have incurred environmental remediation costs associated with the comprehensive restructuring and the acquisition restructuring.

We are also subject to the U.S. Occupational Safety and Health Act and similar state and foreign laws regarding worker safety. We believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations. Historically, our costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material to our operations.

Properties

Our principal executive offices are located in Ann Arbor, Michigan; our operations include numerous manufacturing, research and development and warehousing facilities as well as offices. The table below summarizes the number of facilities by geographical region for our manufacturing, distribution and warehouse and other facilities (excluding the Commercial Distribution Europe business unit).

	Manufacturing Facilities	Distribution and Warehouse Facilities	Other Facilities
United States	6	13	10
Canada	1	1	1
Mexico	5	2	2
Europe	2	1	3
South America	4	23	4
Asia	3	1	3

Total	21	41	23

The other facilities around the globe include six facilities that have been closed as part of our restructuring programs, ten sales and administration offices, four under construction facilities, one research and development facility and two non-operational storage sites. Approximately 52% of our principal manufacturing facilities are brake production facilities, approximately 29% are filtration production facilities, approximately 5% are chassis production facilities and approximately 14% relates to other production facilities. Of the total number of principal manufacturing facilities, approximately 76% of such facilities are owned and approximately 24% are leased. The table above excludes the Commercial Distribution Europe segment that we sold on February 2, 2010, which included four manufacturing facilities, 16 distribution and warehouse facilities and one other facility.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability and environmental matters. We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations.

On March 31, 2008, a class action lawsuit was filed by S&E Quick Lube Distributors, Inc. of Utah against several auto parts manufacturers for allegedly conspiring to fix prices for replacement oil, air, fuel and transmission filters. Several auto parts companies are named as defendants, including Champion Laboratories, Inc., Purolator Filters NA LLC, Honeywell International Inc., Cummins Filtration Inc., Donaldson Company, Baldwin Filters Inc., Bosch USA., Mann + Hummel USA Inc., ArvinMeritor Inc., United Components Inc. and Wix Filtration Corp LLC (“Wix Filtration”), one of our subsidiaries. The lawsuit is currently pending as a consolidated Multi-District Litigation (“MDL”) Proceeding in Chicago, IL because of multiple “tag-along” filings in several jurisdictions. Two suits have also been filed in the Canadian provinces of Ontario and Quebec. Wix Filtration, along with other named defendants, has filed various motions to dismiss plaintiffs’ complaints, which were denied by the court in December 2009. Several defendants, including Wix Filtration, have refiled motions to dismiss based upon plaintiffs’ most recent amended complaint. The court denied those motions in September 2010. Discovery in the action continues. Despite the U.S. Department of Justice closing its investigation in this matter, the State of Washington Attorney General has also issued Civil Investigative Demands to all defendants. We believe that Wix Filtration did not have significant sales in this particular market at the relevant time periods so we do not expect the lawsuit to have a material adverse effect on our financial condition or results of operations. We intend to vigorously defend this matter.

DPH Holdings Corp., a successor to Delphi Corporation and certain of its affiliates (“Delphi”), served Affinia and certain of our other subsidiaries with a complaint to avoid over $17 million in allegedly preferential transfers, substantially all of which relate to allegedly preferential transfers involving our non-U.S. subsidiaries. On February 4, 2011, we settled with Delphi for $0.1 million.

We have various accruals for civil liability, including product liability, and other costs. If there is a range of equally probable outcomes, we accrue at the lower end of the range. The Company had $1 million and $2 million accrued as of December 31, 2009 and December 31, 2010, respectively. There are no recoveries expected from third parties.

MANAGEMENT

Set forth below is certain information concerning the individuals serving as our executive officers and members of our Board, including their ages as of April 19, 2011.

Name	Age	Position
Terry R. McCormack	60	President, Chief Executive Officer and Director
Thomas H. Madden	61	Senior Vice President and Chief Financial Officer
H. David Overbeeke	49	President, Global Brake & Chassis Group
Keith A. Wilson	49	President, Global Filtration Group
Jorge C. Schertel	59	President, Affinia Group S.A.
Steven E. Keller	52	Senior Vice President, General Counsel and Secretary
Timothy J. Zorn	58	Vice President, Human Resources
Patrick M. Manning	38	Vice President, Business Development
Kathleen G. Mehall	59	Vice President, Information Technology
William M. Lasky	63	Director
James S. McElya	63	Director
Donald J. Morrison	50	Director
Joseph A. Onorato	62	Director
Joseph E. Parzick	56	Director
John M. Riess	69	Director
James A. Stern	60	Director

Terry R. McCormack has served as our President, Chief Executive Officer and a Director on our Board since December 1, 2004. He held a variety of positions at Dana from 1974 through July 2000, when he was named President of Dana’s Aftermarket Group, a position he held until November 30, 2004. Mr. McCormack holds a B.S. degree in Psychology from Ball State University. He has completed the Harvard Advanced Management Program. Mr. McCormack serves as Chairman of the board of directors of MEMA. He is also a member of the Automotive Presidents’ Group. Mr. McCormack formerly served on the boards of the University of North Carolina at Charlotte’s Belk College School of Business and Blue Persuasion, a non-profit organization.

Thomas H. Madden has served as our Senior Vice President and Chief Financial Officer since January 1, 2007. Mr. Madden previously served as our Vice President and Chief Financial Officer from December 1, 2004 until December 31, 2006. Mr. Madden formerly served as Vice President and Group Controller for the Aftermarket Group of Dana since 1998. He earned a B.B.A. in Accounting from the University of Toledo. He also attended the University of Michigan Executive Business School.

H. David Overbeeke has served as our President, Global Brake & Chassis Group since July 14, 2008, having previously served as a Director of Affinia Group Inc. from April 1, 2008 until July 13, 2008. From April 2006 until February 2010 Mr. Overbeeke served as Operating Advisor for Oak Hill Capital Partners, a private equity firm and prior to that he spent over 20 years with General Electric (“GE”) in various roles including Executive Vice President and CIO Digital Media of NBC Universal, and General Manager of Fleet Operations at GE Aviation until departing GE in December, 2005. Mr. Overbeeke earned a BSe degree in Mechanical Engineering with a minor in Business from the University of Waterloo. Mr. Overbeeke serves on the board of directors of Wilton Re, a life reinsurance company, Torque Medical Holdings, Inc. and Torque Medical, LLC, where he is also Chairman of the compensation committee. Mr. Overbeeke formerly served on the board of directors of Republic National Cabinet Corporation.

Keith A. Wilson has served as our President, Global Filtration Group since January 1, 2008, having previously served as President, Under Hood Group from January 1, 2007 until December 31, 2007. Mr. Wilson served as Vice President and General Manager of our Under Hood Group from December 1, 2004 until December 31, 2006. Prior to that, Mr. Wilson had served as Vice President and division manager of Wix

Filtration Products Division of Dana. Mr. Wilson earned a B.A. in Marketing and Management from Ball State University and he is a graduate of Dana’s M.B.A. Program. He also served as Chairman of Dana’s Global Environmental Health & Safety Advisory Council.

Jorge C. Schertel has served as our President, Affinia Group S.A. since January 1, 2011, having previously served as our Vice President, Commercial Distribution, South America from January 1, 2008 until December 31, 2010. Mr. Schertel served as our Vice President and General Manager South America from June 1, 2006 to December 31, 2007 and from December 1, 2004 to May 31, 2006 as our Vice President and General Manager Brazil. Mr. Schertel earned a B.A. in Business Administration from PUC-RGS, Brazil. He also attended the Executive Management Program at Penn State University and the Executive Development Program at the University of Michigan Business School. Mr. Schertel serves on the Council Director of SINDIPECAS (Brazilian Association for Autoparts Manufacturers).

Steven E. Keller has served as our Senior Vice President, General Counsel and Secretary since January 1, 2007. Mr. Keller served as our General Counsel and Secretary from December 1, 2004 until December 31, 2006. Prior to that, Mr. Keller served as Managing Attorney and a member of the Dana Law Department’s Operating Committee. Mr. Keller earned a B.A. in Financial Administration from Michigan State University and a J.D. from the Marshall-Wythe School of Law at the College of William and Mary. He also attended the University of Michigan Executive Business School. He is a member of the Virginia Bar.

Timothy J. Zorn has served as our Vice President, Human Resources since December 1, 2004. Mr. Zorn held the same position with the Aftermarket Group of Dana from May 16, 2003 until November 30, 2004 and was previously the Human Resources Manager of Dana’s Wix division from May 1999 until May 2003. Mr. Zorn earned his B.A. in Economics from Ohio Wesleyan University. He is a certified Senior Professional Human Resources and has served terms on the boards of directors of several charitable and educational organizations.

Patrick M. Manning has served as our Vice President, Business Development since January 1, 2009. Mr. Manning previously served as our Director, Business Development from December 1, 2004 until December 31, 2008. Mr. Manning was a Manager of Corporate Development in 2003 and Director of Business Development in 2004 at Dana. Mr. Manning earned a B.S. in Industrial Engineering from the University of Pittsburgh and an M.B.A. from Southern Connecticut State University.

Kathleen G. Mehall was recently announced as our Vice President, Information Technology. Mrs. Mehall previously worked as an independent information technology consultant in 2010, and also served as Vice President of Technology for Urban Science from 2008 until 2009. Prior to that, Mrs. Mehall served as Vice President and CIO Corporate Services for General Motors Acceptance Corporation from 2006 to 2008 and Director of CIO Planning for General Motors from 2004 to 2006. Mrs. Mehall earned a B.S. in Computer Science from Pennsylvania State University.

William M. Lasky has served as a director on our Board since January 1, 2011. Mr. Lasky is currently Chairman of the Board of Accuride Corporation. He has served as a member of Accuride Corporation’s Board of Directors since 2007 and as Chairman since 2009. In addition to his board service, Mr. Lasky served as President and Chief Executive Officer of Accuride Corporation from September 2008 until February 2011. Mr. Lasky is also Chairman of the Board for Stoneridge, Inc. Previously, he served as Chairman, President & Chief Executive Officer of JLG Industries and spent much of his career with Dana Corporation. Mr. Lasky is a graduate of both Norwich University and Harvard Business School. He has served in the United States Army as a Pilot Captain and is a member of the Board of Trustees for Norwich University.

James S. McElya has served as a director on our Board since January 1, 2011. Mr. McElya is currently Chairman and Chief Executive Officer of Cooper Standard Holdings Inc. and its principal operating company, Cooper Standard Automotive. Cooper Standard filed for protection under Chapter 11 of the United States Bankruptcy Code in August 2009 and emerged from the Chapter 11 proceedings in May 2010. Previously, he had served as Corporate Vice President of Cooper Tire & Rubber Company, the parent company of Cooper Standard, until 2004. Mr. McElya has also served as President of Siebe Automotive Worldwide and over a 22-year period held various senior management positions with Handy & Harman. Mr. McElya is a past chairman of the Motor Equipment Manufacturers Association (MEMA) and Original Equipment Supplier Association (OESA).

Donald J. Morrison has served as a Director on our Board since December 1, 2004. Mr. Morrison is a Senior Managing Director with OMERS Private Equity, which makes private equity investments on behalf of OMERS, one of Canada’s largest pension funds. Before joining OMERS, Mr. Morrison spent over ten years with PricewaterhouseCoopers LLP in Corporate Finance focusing on restructurings and turnarounds and eight years as Senior Vice President and member of the Senior Management Investment Committee with one of Canada’s largest venture capital funds originating and structuring expansion and buyout investments. Mr. Morrison has served on the boards of directors of over 20 public and private companies. Mr. Morrison earned a B. Commerce degree from the University of Toronto, is a Chartered Accountant, Chartered Insolvency and Restructuring Practitioner, and a Chartered Director.

Joseph A. Onorato has served as a Director on our Board since December 1, 2004. Mr. Onorato also serves as Chairman of the Audit Committee of our Board. Mr. Onorato was Chief Financial Officer of Echlin, Inc., where he spent 19 years. He served as Treasurer from 1990 to 1994, as Vice President and Treasurer from 1994 to 1997 and as Vice President and Chief Financial Officer from 1997 until the company was acquired by Dana in July 1998. Mr. Onorato served as Senior Vice President and Chief Financial Officer for the Aftermarket Group of Dana from July 1998 until his retirement in September 2000. Mr. Onorato previously worked for PricewaterhouseCoopers LLP. Mr. Onorato also serves on the board of directors of Mohawk Industries Inc.

Joseph E. Parzick has served as a Director on our Board since August 12, 2008. Mr. Parzick also serves as Chairman of the Nominating Committee of our Board. Mr. Parzick is the Managing Partner of the Torque Capital Group LLC which he co-founded in 2011. From June 2003 until December 2010 he was a Managing Director of Cypress Advisors, Inc. Prior to joining Cypress, he spent the previous four years as a Managing Director in Morgan Stanley’s financial sponsor group. Immediately prior to that, he was a professional employee of EXOR America Inc., a merchant banking affiliate of the Agnelli Group and Lehman Brothers, where he was a Managing Director and co-head of the financial sponsors group. He earned a B.S. degree from the University of Virginia and an M.B.A. from the University of Pennsylvania’s Wharton School. Mr. Parzick also serves on the boards of directors of Financial Guaranty Insurance Company, Republic National Cabinet Group, and Q.bel Foods, LLC, and is Chairman of the board of directors of Torque Medical Holdings, Inc. and Torque Medical, LLC. Mr. Parzick formerly served on the boards of Danka Business Systems PLC and Stone Canyon Entertainment Corporation.

John M. Riess has served as a Director on our Board since December 1, 2004. Mr. Riess was elected Lead Director on December 2, 2010. He formerly served as Chairman and Chief Executive Officer of Breed Technologies, Inc. from 2000 to 2003 when he retired. Prior to this, Mr. Riess held various management and executive positions within the Gates Rubber Company, serving as Chairman of the Board of Directors and Chief Executive Officer from 1997 to 1999. Mr. Riess also serves on the board of directors of Formed Fiber Technologies, Inc. where he is Chairman of the audit committee and a member of the compensation committee. He formerly served as chairman of the board of directors of Breed Technologies, Inc.

James A. Stern has served as a Director on our Board since December 1, 2004. On December 2, 2010, Mr. Stern was elected Chairman of our Board. Mr. Stern also serves as Chairman of the Compensation Committee of our Board. Mr. Stern is Chairman and Chief Executive Officer of Cypress, a position he has held since 1994. Mr. Stern headed Lehman Brothers’ Merchant Banking Group before leaving that firm to help found Cypress. During his 20-year tenure with Lehman, he held senior management positions where he was responsible for the high yield and primary capital markets groups. He also served as co-head of investment banking and was a member of Lehman’s operating committee. Before graduating from Harvard Business School, Mr. Stern earned a B.S. from Tufts University, where he is Chairman of the Board of Trustees. Mr. Stern formerly served on the boards of Lear Corporation, AMTROL, Inc., Med Pointe, Inc., and Cooper-Standard Automotive Inc.

Board Composition and Director Qualifications

Our Board currently consists of one class of eight directors who serve until resignation or removal. The Board seeks to ensure that it is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In that regard, the Nominating Committee is responsible for recommending candidates for all directorships to be filled by the Board. In identifying candidates for membership on the Board, the Nominating Committee takes into account (1) minimum individual qualifications, such as high ethical standards, integrity, maturity, careful judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board and (2) all other factors that it considers appropriate, including alignment with our stockholders, especially Cypress, OMERS and others.

When considering whether the Board’s directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of Company’s business and structure, the Board focused primarily on the information discussed in each of the Board members’ or nominees’ biographical information set forth above.

Each of the Company’s directors possesses high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his skills and abilities to aid the long-term interests of the stakeholders of the Company. In addition, our directors are knowledgeable and experienced in one or more business endeavors which further qualifies them for service as members of the Board.

Pursuant to the Stockholders Agreement dated as of November 30, 2004, among Affinia Group Holdings Inc., various Cypress funds, OMERS, The Northwestern Mutual Life Insurance Company, California State Teachers’ Retirement System and Stockwell Fund, L.P., the number of directors serving on the Board of Directors will be no less than seven and no more than eleven. The Stockholders Agreement entitles Cypress to designate three directors. Cypress currently has appointed, Mr. Stern, Mr. Parzick and Mr. McElya. As long as OMERS members own at least 50 percent in the aggregate number of shares owned by them on November 30, 2004, OMERS is entitled to designate one director, who currently is Mr. Morrison. Cypress is entitled to designate three directors not affiliated with any of the parties to the Stockholders Agreement, who currently are Mr. Onorato, Mr. Riess and Mr. Lasky. Additionally, the Stockholders Agreement entitles the individual serving as CEO, currently Mr. McCormack, and another individual serving as one of our senior officers, currently vacant, to seats on the Board of Directors. The Stockholders Agreement also provides that the nominating committee of the Board of Directors may from time to time select two additional individuals who must be independent to serve as Directors.

Each of Messrs. Stern, Parzick and Morrison possesses experience as a private equity investor in owning and managing enterprises like the Company and is familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally. In particular, Mr. Stern has significant experience in high yield and primary capital markets activities, having served as Chairman and Chief Executive Officer of Cypress since 1994 and as the head of Lehman Brothers’ Merchant Banking Group prior to 1994. Mr. Parzick has significant experience in management, having been involved in numerous investments as a managing director of Cypress from 2003 to 2011. Mr. Morrison has significant experience in accounting and management, having spent over ten years with PricewaterhouseCoopers LLP in corporate finance focusing on restructurings and turnarounds and having served on the boards of directors of over 20 public and private companies.

Each of Messrs. Lasky, McElya, Onorato, Reiss and McCormack possesses substantial expertise in advising and managing companies related to the aftermarket replacement parts industry. Mr. Onorato has significant experience in finance and accounting within the aftermarket industry, having served as Senior Vice President and Chief Financial Officer for the Aftermarket Group at Dana Corporation from 1998 to 2000 and prior to that as an officer at Echlin Inc., in financial positions of increasing responsibility over 19 years, including as Chief Financial Officer. Mr. Riess has extensive business experience in the aftermarket replacement parts industry and has experience in management, having served as Chairman and Chief Executive Officer of Breed Technologies,

Inc. and Gates Rubber Company. Mr. McCormack has extensive knowledge of our business and the aftermarket replacement parts industry generally, having served as President and Chief Executive Officer of the Company since 2004 with responsibility for the day-to-day oversight of the Company’s business operations. Mr. Lasky has extensive business experience in the manufacturing industry and in the aftermarket replacement parts industry, having served in management roles in our filtration business when it was owned by Dana, as well as substantial experience in management having served as Chairman and Chief Executive Officer of both Accuride Corporation and JLG Industries. Mr. McElya has substantial manufacturing experience and experience in management, having served as Chairman and Chief Executive Officer of Cooper Standard Holdings Inc. and in management positions of increasing responsibility over his prior career.

Board Committees

Audit Committee

We have an Audit Committee, consisting of Mr. Onorato, Mr. Lasky, Mr. Morrison and Mr. Riess. Mr. Onorato, the chairman of our Audit Committee, is our “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee is to assist our Board in overseeing and monitoring: (1) the quality and integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) our independent registered public accounting firm’s qualifications and independence; (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

The written charter for the Audit Committee is available on our website.

Compensation Committee

We have a Compensation Committee, consisting of Mr. Stern (Chairman), Mr. Riess, Mr. Onorato and Mr. McElya. The purpose of the Compensation Committee is to assist our Board in discharging its responsibility relating to: (1) setting our compensation program and compensation of our executive officers and directors; (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our annual report on Form 10-K following the completion of this offering under the rules and regulations of the SEC.

The written charter for the Compensation Committee is available on our website.

Nominating Committee

We have a Nominating Committee, consisting of Mr. Parzick (Chairman), Mr. Onorato and Mr. Morrison.

The purpose of our Nominating Committee is to assist our Board in discharging its responsibilities relating to: (1) developing and recommending criteria for selecting new directors; (2) screening and recommending to the Board individuals qualified to become executive officers and (3) handling such other matters as are specifically delegated to the Nominating Committee by the Board.

The written charter for the Nominating Committee is available on our website.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.affiniagroup.com. We will make any legally required disclosures regarding amendments to, or waivers of, our code of business conduct on our website.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The primary objectives of our compensation program are to attract and retain talented executives to lead our company and promote our short- and long-term growth. Our compensation program establishes a link between sustained corporate performance and individual rewards, such as ownership opportunities for our executives and key employees. We believe that this link ensures a balance between delivering near-term results and creating long-term value for our investors.

We foster a performance-oriented culture that aligns individual efforts with organizational objectives. Company performance and accomplishments are the primary measures of success upon which we structure our compensation programs. We evaluate and reward our executive officers based upon their contributions to the achievement of our goals.

We reinforce our overall compensation objectives by compensating our executive officers primarily through base salary, non-equity incentive awards, long-term equity incentive awards, competitive benefits packages and perquisites.

Our named executive officers (the “Named Executive Officers”) for the fiscal year ended December 31, 2010 were: Terry R. McCormack (President and Chief Executive Officer), Thomas H. Madden (Senior Vice President and Chief Financial Officer), H. David Overbeeke (President, Global Brake & Chassis Group), Keith A. Wilson (President, Global Filtration Group) and Jorge C. Schertel (President, Affinia Group S.A.).

Compensation Committee Role

The Compensation Committee, composed entirely of non-management directors, administers our executive compensation program. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, administer our parent company’s 2005 Stock Plan (including reviewing and approving equity grants to executive officers), establish annual goals and objectives for our Chief Executive Officer, and review and approve annually all compensation decisions relating to executive officers, including our Named Executive Officers. The Compensation Committee recognizes the importance of maintaining sound principles for the development and administration of compensation and benefit programs, as well as ensuring that we maintain strong links between executive pay and performance. The Compensation Committee’s charter details the Compensation Committee’s specific responsibilities and functions. The Compensation Committee annually reviews its charter, with the most recent review occurring at the Compensation Committee’s August 24, 2010 meeting. The full text of the Compensation Committee’s charter is available on our website at www.affiniagroup.com. The Compensation Committee’s membership is determined by our Board of Directors and its meeting agendas are established by the Committee Chair. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President of Human Resources generally attend meetings of the Compensation Committee, but do not attend executive sessions and do not participate in determining their specific compensation. There were four formal meetings of the Compensation Committee in 2010, all of which included an executive session. Executive sessions are held with the Compensation Committee members only. The Compensation Committee holds meetings in person, by telephone and also considers and takes action by written consent.

General Compensation Philosophy and Elements of Compensation

The Compensation Committee believes that compensation paid to executive officers should be closely aligned with our performance on both a short-term and long-term basis, and that such compensation should enable us to attract, motivate and retain key executives critical to our long-term success. Total compensation should be structured to ensure that a significant portion of compensation opportunity will be directly related to factors that drive future financial and operating performance and align our executive officers’ long-term interests with those of our investors. To that end, the Compensation Committee has determined that the total compensation program for executive officers should consist of the following elements:

(A)	Base Salaries

We pay each executive officer a base salary based on the rate of pay that the executive has received in the past, whether the executive’s position or responsibilities associated with his or her position have changed, whether the complexity or scope of his or her responsibilities has increased, and how his or her position relates to other executives and their rate of base salary. While a significant portion of each executive officer’s compensation is “at risk” in the form of non-equity incentive awards (annual cash performance bonuses) and long-term equity incentive awards, the Compensation Committee believes that executive officers should also have the stability and predictability of fixed base salary payments.

(B)	Non-Equity Incentive Awards

We provide our executive officers the opportunity to earn annual non-equity incentive awards (cash performance bonuses) to encourage and reward exceptional contributions to our overall financial, operational and strategic success. Amounts payable under the cash incentive award program depend on our overall EBITDA performance, the EBITDA performance of our business units and, for Mr. Madden (and other key corporate office employees), our achievement of business plan net expenses. We established the performance targets for our 2010 non-equity incentive awards such that the threshold performance level (adjusted EBITDA of $160 million) was reasonably likely to be achieved, while the target performance level (adjusted EBITDA of $190 million), which required significant improvement over actual 2009 performance, was substantially more challenging to achieve.

Our overall EBITDA performance for fiscal 2010, as adjusted by the Compensation Committee, was $181 million. The discussion of how the non-equity incentive plan awards for fiscal 2010 were calculated appears below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table.” Adjusted EBITDA for this purpose was calculated as follows ($ millions):

Net income attributable to the Company	$24
Income tax provision	27
Depreciation and amortization	37
Interest expense	66

EBITDA	154
Equity in income, net of tax	(1)
Net income attributable to noncontrolling interest, net of tax	6
Restructuring expenses	24
Other(1)	(2)

Adjusted EBITDA for Compensation Purposes	$181

(1)	Consists of adjustments for certain non-recurring items, non-controlling interest adjustments and a reduction for the discontinued operation depreciation and operating loss.

We have also adopted a non-qualified deferred compensation program pursuant to which our executive officers can elect to defer all or a portion of their non-equity incentive awards. Any deferred amount is notionally invested in Affinia Group Holdings Inc.’s common stock and a portion is matched in the form of an additional notional investment in Affinia Group Holdings Inc.’s common stock. The principal terms of the non-qualified deferred compensation program appear below under “—Non-Qualified Deferred Compensation.”

(C)	Long-Term Equity Incentive Awards

We provide long-term equity incentive awards in the form of stock options or restricted stock units to each of our executive officers. The Compensation Committee believes that these awards align the interests of our executive officers with those of our investors and provide an effective incentive for our executive officers to remain with us. The principal terms of the restricted stock unit grants are described below under “—Outstanding Equity Awards at 2010 Fiscal Year-End.”

(D)	Certain Other Benefits

We provide our executive officers with those benefits and perquisites that we believe assist us in retaining their services. Some of these benefits are available to our employees generally (e.g., contributions to a defined contribution (401(k)) plan, health care coverage and paid vacation days) and some are available to a more limited number of key employees, including our Named Executive Officers (e.g., car allowances and tax preparation services). The specific benefits provided to each Named Executive Officer are described in the “All Other Compensation” column of the “Summary Compensation Table” and in the “Incremental Cost of Perquisites and Other Compensation in 2010 Table.”

Our executive compensation decisions are based primarily upon our assessment of each executive’s leadership and operational performance and potential to enhance long-term shareholder value. We rely on our judgment about each individual (and not on rigid formulas or temporary fluctuations in business performance) in determining the optimal magnitude and mix of compensation elements and whether each payment or award provides an appropriate incentive for performance that sustains and enhances long-term shareholder value. Key factors affecting our judgment include the executive officer’s performance compared to the financial, operational and strategic goals established for the executive at the beginning of the year; nature, scope and level of responsibilities; contribution to our financial results, particularly with respect to key metrics such as EBITDA, net working capital and cash flow; effectiveness in leading our restructuring plans and contribution to our commitment to corporate responsibility, including success in creating a culture of integrity and compliance with applicable laws and our ethics policies. The importance of each factor varies by individual. We also consider each executive’s current salary and prior-year bonus, the recommendations of our Chief Executive Officer regarding compensation for the executives he directly supervises, the appropriate balance between incentives for long-term and short-term performance, the compensation paid to the executive’s peers within the Company. From time to time, the Compensation Committee also receives independent advice on competitive practices from Towers Watson. When using peer data to evaluate executive compensation, the Compensation Committee may consider ranges of compensation paid by others for a particular position, both by reference to comparative groups of companies of similar size and stature and, more particularly, a group comprised of our direct competitors, as one point of reference when making compensation decisions regarding total compensation or particular elements of compensation under consideration. The Compensation Committee does not typically use information with respect to our peer companies and other comparable public companies to establish targets for total compensation, or any element of compensation, or otherwise numerically benchmark its compensation decisions. For example, the Compensation Committee has in prior years reviewed pay data for a range of companies in connection with the review of base salaries for our Named Executive Officers. The Compensation Committee did not, however, use third-party data in establishing fiscal 2010 compensation for our Named Executive Officers. None of our Named Executive Officers (including our Chief Executive Officer) participate in determining their specific compensation. In addition, we review the total compensation potentially payable to, and the benefits accruing to, the executive, including (1) current value of outstanding equity incentive awards and (2) potential payments under each executive’s employment agreement upon termination of employment or a change in control.

Given the uncertain economic conditions during 2008 and 2009, the Compensation Committee, on the recommendation of our Chief Executive Officer, maintained our Named Executive Officers’ compensation (including base salary) without change for the 2008, 2009 and 2010 calendar years (with the exception of Mr. Wilson’s salary which was increased to $425,000 with effect from April 1, 2010).

Employment, Severance and Change in Control Agreements

On July 21, 2005, we entered into employment agreements with Messrs. McCormack, Madden and Wilson, with substantially identical terms, except as noted below. On December 15, 2008, we entered into Amended and Restated Employment Agreements with each of those executives to effectuate certain non-material amendments for compliance with Section 409A of the Internal Revenue Code and, on August 11, 2010, we entered into an amendment to each of the Amended and Restated Employment Agreements to effectuate certain non-material clarifications to the termination provisions thereof.

Each employment agreement has an initial employment term which commenced as of May 1, 2005 and is automatically extended for successive one-year periods on each December 31 unless either party provides the other 90 days prior written notice that the employment term will not be so extended. Under the employment agreements, Messrs. McCormack, Wilson and Madden are each entitled to a specified base salary, subject to increases, if any, as determined by the Compensation Committee. As of December 31, 2010, the base salaries for Messrs. McCormack, Wilson and Madden pursuant to their employment agreements are $650,000, $425,000 and $300,000, respectively, as the same may be increased from time to time. In addition, the employment agreements provide that these Named Executive Officers are eligible to earn target annual cash incentive awards as a percentage of base salary (100% for Messrs. McCormack and Wilson and 80% for Mr. Madden) upon the achievement of performance goals established by the Compensation Committee. Messrs. McCormack, Wilson and Madden are entitled to higher awards for performance in excess of targeted performance goals, lower awards for performance that does not meet targeted performance goals and no award for performance that does not meet threshold performance goals.

On June 28, 2008, we entered into a letter agreement with Mr. Overbeeke, outlining the principal terms of his employment relationship with us. The letter agreement provides that Mr. Overbeeke is entitled to a base salary of $600,000 per year, subject to annual adjustment, and is eligible to earn a target annual cash incentive award of 100% of base salary upon the achievement of performance goals established by the Compensation Committee. As with the other executives, Mr. Overbeeke is entitled to a higher award for performance in excess of targeted performance goals, lower awards for performance that does not meet targeted performance goals and no award for performance that does not meet threshold performance goals. Mr. Overbeeke also received a signing bonus of $750,000 and is entitled to other benefits commensurate with the benefits available to our other executive officers.

Each executive (including Mr. Schertel) has agreed, either in his employment agreement or separately, to certain post-termination restrictions, and each executive is entitled to certain payments and benefits depending on the reason for termination. A description of these provisions, together with a table detailing amounts payable to our Named Executive Officers upon certain termination events, appears below under “—Potential Payments Upon Termination or Change in Control.”

Adjustments to Compensation for Financial Restatements

It is the Board’s policy that the Compensation Committee will, to the extent permitted by governing law, have the sole and absolute authority to make retroactive adjustments to any cash or equity-based incentive compensation paid to executive officers and certain other employees where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by any executive.

Option Exchange Program

On August 25, 2010, Affinia Group Holdings Inc. commenced an offer to certain eligible option holders, including our Named Executive Officers, to exchange their existing options to purchase shares of Affinia Group Holdings Inc.’s common stock for restricted stock unit awards with new vesting terms (the “Option Exchange”).

As part of a review of our executive compensation and employee benefit arrangements on behalf of and under the supervision of our Board, and in light of the economic conditions in which we operate, it was determined that the restricted stock units may be better suited than the existing options to meet our objectives to motivate, retain and reward the eligible option holders.

The Option Exchange was completed on October 18, 2010 and all of the option holders who were eligible for the Option Exchange elected to participate in the exchange. The restricted stock units granted in connection with the Option Exchange are governed by the 2005 Stock Plan and a new Restricted Stock Unit Agreement entered into by each grantee, including each of our Named Executive Officers. The restricted stock units granted in connection with the Option Exchange are subject to performance-based and market-based vesting restrictions, which have been modified from the performance and time-based vesting restrictions applicable to the options for which they were issued in the Option Exchange. The RSUs will vest if (i) the RSU holder remains employed with Affinia Group Holdings Inc. on the date that either of the following vesting conditions occurs and (ii) either of the following vesting conditions occurs on or prior to the date on which Cypress ceases to hold any remaining shares of Affinia Group Holdings Inc. common stock:

•

Cypress has received aggregate transaction proceeds in cash or marketable securities (not subject to escrow, lock-up, trading restrictions or claw-back) with respect to the disposition of more than 50% of its common equity interests in Affinia Group Holdings Inc. in an amount that represents a per-share equivalent value that is greater than or equal to two times the average per share price paid by Cypress for its common equity investment in Affinia Group Holdings Inc.; or

•	Affinia Group Holdings Inc.’s common stock trades on a public stock exchange at an average closing price of $225 (as adjusted for stock splits) over a 60 consecutive trading day period.

Following a “qualifying termination” of the holder’s employment due to an involuntary termination by us without cause or due to the holder’s death, disability or retirement, the restricted stock units granted in connection with the Option Exchange will also vest if either of the performance conditions described above is met upon or prior to the first to occur of (1) a final exit by Cypress of its equity investment in Affinia Group Holdings Inc. or (2) one year following the termination date.

See Note 13. Stock Incentive Plan of our consolidated financial statements included elsewhere in this prospectus for more information about the Option Exchange.

The following table sets forth certain information concerning the options surrendered by, and the restricted stock units granted to, each of our Named Executive Officers in connection with the Option Exchange.

Name and Principal Position	Exchanged Options		Restricted Stock Units Received
	Number of Shares	Exercise Price
Terry R. McCormack, President and Chief Executive Officer	12,467	$100	50,000
Thomas H. Madden, Senior Vice President and Chief Financial Officer	5,827	$100	15,000
H. David Overbeeke, President, Global Brake & Chassis Group	3,300	$100	50,000
Keith A. Wilson, President, Global Filtration Group	6,800	$100	30,000
Jorge C. Schertel, President, Affinia Group S.A.	2,213	$100	10,000

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our President and Chief Executive Officer, our Senior Vice President and Chief Financial Officer, and each of our three other most highly compensated executive officers serving as of December 31, 2010. We collectively refer to these five individuals herein as the Named Executive Officers. Mr. McCormack also served as a Director but received no separate remuneration in that capacity. Mr. Overbeeke served as one of our Directors in 2008 until becoming one of our executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(4) ($)	Total ($)
Terry R. McCormack	2010	650,000		-0-		4,372,958	-0-	557,050	-0-	102,800	5,682,808
President and Chief Executive Officer	2009	650,000		-0-		-0-	-0-	360,050	-0-	90,131	1,100,181
	2008	650,000		-0-		-0-	-0-	-0-	-0-	33,938	683,938

Thomas H. Madden	2010	300,000		-0-		1,142,325	-0-	222,720	-0-	50,155	1,715,200
Senior Vice President and Chief Financial Officer	2009	300,000		-0-		-0	-0-	171,540	-0-	38,538	510,078
	2008	300,000		-0-		-0-	-0-	165,120	-0-	49,083	514,203

H. David Overbeeke	2010	600,000		-0-		5,117,842	-0-	182,400	-0-	134,023	6,034,265
President, Global Brake & Chassis Group	2009	600,000		-0-		-0-	-0-	125,000	-0-	154,260	879,260
	2008	279,615		750,000	(5)	-0-	91,500	312,246	-0-	76,676	1,510,037

Keith A. Wilson	2010	412,500		-0-		2,679,032	-0-	569,250	-0-	75,643	3,736,425
President, Global Filtration Group	2009	375,000		-0-		-0-	-0-	508,125	-0-	82,500	965,625
	2008	375,000		-0-		-0-	-0-	-0-	-0-	31,455	406,455

Jorge C. Schertel	2010	360,447	(6)	-0-		897,345	-0-	225,885	-0-	124,857	1,608,534
President, Affinia Group S.A.	2009	342,203		-0-		-0-	-0-	134,638	-0-	105,575	582,416
	2008	249,858		-0-		-0-	-0-	250,640	-0-	189,403	689,901

(1)	The amounts reported for 2010 reflect the incremental fair value of restricted stock units granted during the fiscal year in connection with the Option Exchange in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”). This is not the value actually received. The actual value the Named Executive Officers may receive will depend on whether the performance criteria are met and, if so, the fair market value of Affinia Group Holdings Inc. common stock at that time. The incremental fair value under ASC Topic 718 was determined by calculating the fair value of the restricted stock units on October 18, 2010, the closing date of the Option Exchange, minus the fair value of the outstanding options on October 18, 2010. The fair value of each Named Executive Officer’s outstanding options on October 18, 2010, immediately preceding the Option Exchange, was as follows: McCormack: $1,013,042; Madden: $473,475; Overbeeke: $268,158; Wilson: $552,568; and Schertel: $179,855. The fair value of the restricted stock units received in connection with the Option Exchange was calculated by multiplying the number of restricted stock units awarded by the fair market value of the restricted stock units on the date of the grant, immediately following the Option Exchange, assuming that the restricted stock units vest on satisfaction of the vesting condition described as the “Cypress Scenario” in Note 13. Stock Incentive Plan – Restricted Stock Units of our consolidated financial statements included elsewhere in this prospectus. Assuming the restricted stock units vest on satisfaction of the vesting condition described as the “IPO Scenario” in Note 13 to our consolidated financial statements, the fair market value of the restricted stock units would be increased and the incremental fair value amounts reported would change as follows: McCormack: $5,199,458; Madden: $1,390,275; Overbeeke: $5,944,342; Wilson: $3,174,932; and Schertel: $1,062,645.
(2)	Represents the aggregate grant date fair value calculated in accordance with ASC Topic 718 (excluding the effect of estimated forfeitures) with respect to stock options granted in 2008. As described above under “Compensation Discussion and Analysis—Option Exchange Program,” all stock options previously granted to our Named Executive Officers have been exchanged for restricted stock units.
(3)	We report non-equity incentive plan compensation for the year in which such compensation is determined against annual performance metrics, regardless of whether it is paid in that year, or the following year, or is deferred under our non-qualified deferred compensation plan. Amounts for 2008 reflect payments made in September 2009, which payments were made following reinstatement of our previously canceled 2008 non-equity incentive compensation program.
(4)	The components of this column for 2010 are detailed in the “Incremental Cost of Perquisites and Other Compensation Table” below.
(5)	Represents the amount of Mr. Overbeeke’s signing bonus paid in accordance with his letter agreement.
(6)	Reflects Mr. Schertel’s base salary ($335,390) and an additional payment in respect of vacation ($25,057) as required under Brazilian law. Amounts for Mr. Schertel for 2008 have been converted from Brazilian Reals to U.S. Dollars at an exchange rate of .4279 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2008 (with the exception of Mr. Schertel’s non-equity incentive plan compensation which was converted at a rate of .54697 U.S. Dollars for each Brazilian Real), for 2009 at a rate of .5716 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2009 and for 2010 at a rate of .6020 U.S. Dollars for each Brazilian Real, which was the exchange rate in effect on December 31, 2010.

Incremental Cost of Perquisites and Other Compensation in 2010 Table

Name and Principal Position	Tax Preparation ($)	Vehicle Allowance ($)	Life Insurance Premium ($)	401(k) Basic Contribution(1) ($)	Tax Gross-Up(2) ($)	Deferred Compensation Matching Contribution ($)(3)	Other(4) ($)	Total ($)
Terry R. McCormack	1,640	18,000	1,872	7,350	1,954	69,233	2,751	102,800
President and Chief Executive Officer

Thomas H. Madden	340	15,000	864	7,350	28	26,573	-0-	50,155
Senior Vice President and Chief Financial Officer

H. David Overbeeke	2,500	18,000	1,215	7,350	27,340	15,599	62,019	134,023
President, Global Brake & Chassis Group

Keith A. Wilson	268	18,000	1,080	7,350	129	48,816	-0-	75,643
President, Global Filtration Group

Jorge C. Schertel	-0-	-0-	2,079	-0-	-0-	28,352	94,426	124,857
President, Affinia Group S.A.

(1)	We contribute 3% of a U.S. employee’s earnings to the employee’s 401(k) account, subject to Internal Revenue Service limitations.
(2)	The amounts in this column constitute the tax gross-up expense incurred in respect of tax preparation costs shown in the table and, for Mr. Overbeeke, the tax gross-up expense ($7,591) incurred in respect of health insurance costs and the tax gross-up expense ($18,705) incurred in respect of our reimbursement of certain travel and living expenses shown in the “Other” column of the table and, for Mr. McCormack, the tax gross-up expense ($1,224) incurred in respect of our reimbursement of certain spousal travel expenses.
(3)	Represents the amount of the matching contribution made by us in accordance with our non-qualified deferred compensation plan. Matching contributions are reported for the year in which the non-equity incentive compensation, against which the applicable deferral election is applied, has been earned (regardless of whether such matching contribution is actually credited to the Named Executive Officer’s non-qualified deferred compensation account in that year or the following year). The amount of the matching contribution we made to Mr. Schertel has been converted from Brazilian Reals to U.S. Dollars at an exchange rate of 0.60449 U.S. Dollars for each Brazilian Real. All matching contributions are unvested and will vest as described in “—Non-Qualified Deferred Compensation for 2010.”
(4)	The amount in this column for Mr. McCormack reflects certain spousal travel expenses reimbursed by us. The amount in this column for Mr. Overbeeke reflects expenses incurred to continue the health insurance coverage Mr. Overbeeke maintained prior to becoming our employee ($17,209) and our reimbursement of Mr. Overbeeke’s expenses incurred in commuting from his primary residence in Connecticut to our McHenry, IL offices and his living expenses while in McHenry, IL ($44,810). The amount in this column for Mr. Schertel is composed of a Brazilian government mandated severance fund payment in Mr. Schertel’s name ($28,836), a company contribution to a defined contribution plan on Mr. Schertel’s behalf ($39,509), a meal allowance at our cafeteria ($2,545), dues for a social club ($7,947) and operating costs for Mr. Schertel’s vehicle ($15,589).

Grants of Plan-Based Awards in 2010 Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options ($)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Terry R. McCormack	Oct. 18, 2010	81,250	650,000	1,137,500		50,000	50,000				4,372,958
President and Chief Executive Officer
Thomas H. Madden	Oct. 18, 2010	6,000	240,000	420,000		15,000	15,000				1,142,325
Senior Vice President and Chief Financial Officer
H. David Overbeeke	Oct. 18. 2010	45,000	600,000	1,050,000		50,000	50,000				5,117,842
President, Global Brake & Chassis Group
Keith A. Wilson	Oct. 18, 2010	51,563	412,500	721,875		30,000	30,000				2,679,032
President, Global Filtration Group
Jorge C. Schertel	Oct. 18, 2010	20,962	167,695	293,466		10,000	10,000				897,345
President, Affinia Group S.A.

(1)	Reflects performance-based restricted stock units that were granted in connection with the Named Executive Officer’s election to participate in the Option Exchange (see “Compensation Discussion and Analysis—Option Exchange Program” above).
(2)	The amounts reported reflect the incremental fair value of restricted stock units granted during the fiscal year in connection with the Option Exchange in accordance with ASC Topic 718. This is not the value actually received. The actual value the Named Executive Officers may receive will depend on whether the performance criteria are met and, if so, the fair market value of Affinia Group Holdings Inc.’s common stock at that time. The incremental fair value under ASC Topic 718 was determined by calculating the fair value of the restricted stock units on October 18, 2010, the closing date of the Option Exchange, minus the fair value of the outstanding options on October 18, 2010. The fair value of the restricted stock units received in connection with the Option Exchange was calculated by multiplying the number of restricted stock units awarded by the fair market value of the restricted stock units on the date of the grant, immediately following the Option Exchange, assuming that the restricted stock units vest on satisfaction of the vesting condition described as the “Cypress Scenario” in Note 13. Stock Incentive Plan to our consolidated financial statements included elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table

Non-Equity Incentive Plan Awards

The Compensation Committee provides for non-equity incentive plan awards in the form of an annual cash incentive award plan. Amounts payable under this plan are a function of our full-year EBITDA performance (either overall or for specified business units), individual performance (taking into consideration, among other things, providing strategic leadership and direction, including with respect to corporate governance matters, and increasing operational efficiency) and, for Mr. Madden, also our achievement of business plan net expenses. Under the non-equity incentive plan, if EBITDA is above a specified level, then participants in the plan have the opportunity to earn cash incentive awards based on our (or a particular business unit’s) achievement of specified EBITDA performance levels. The plan establishes certain threshold performance levels for EBITDA, below which no cash incentive award is payable. At the threshold performance levels, participants are entitled to payouts equal to 50% of their target cash incentive award opportunities (being a specified percentage of base salary ranging from 10% to 100% which, in the case of our Named Executive Officers, is 100% for Messrs. McCormack, Overbeeke and Wilson, 80% for Mr. Madden, and 50% for Mr. Schertel). At the target performance level, the participant would be entitled to a payment equal to 100% of his target cash incentive award. Performance above the target level entitles a participant to an award in excess of his target cash incentive award, up to a maximum of 175% of the target cash incentive award. Non-equity incentive plan awards for actual results that fall between the specified performance levels are adjusted on a linear basis. The following table illustrates the operation of the cash incentive award program for 2010:

Name	Bonus Opportunity as Percent of Salary and Dollar Value	Performance Factor	Percent of Bonus Opportunity			Percent Achieved	Actual Dollar Value Awarded Based on Percent Achieved ($)
			Threshold	Target	Maximum
Terry R. McCormack	100% - $650,000	Overall EBITDA	37.5%	75%	131.25%	64.275%	417,788
		Individual Performance	12.5%	25%	43.75%	21.425%	139,262

						85.700%	557,050

H. David Overbeeke	100% - $600,000	Overall EBITDA	12.5%	25%	43.75%	21.425%	128,550
		Business Unit A EBITDA	30.0%	60%	105.00%	0.0%	-0-
		Business Unit B EBITDA	7.5%	15%	26.25%	8.975%	53,850
		Individual Performance	—	—	—	—	-0-

						30.400%	182,400

Keith A. Wilson	100% - $412,500	Overall EBITDA	12.5%	25%	43.75%	21.425%	88,378
		Business Unit EBITDA	37.5%	75%	131.25%	116.575%	480,872
		Individual Performance	—	—	—	—	-0-

						138.000%	569,250

Thomas H. Madden	80% - $240,000	Overall EBITDA	20.0%	40.0%	70.00%	34.28%	82,272
		Business Unit A EBITDA	9.0%	18.0%	31.50%	0.0%	-0-
		Business Unit B EBITDA	10.0%	20.0%	35.00%	31.08%	74,592
		Business Unit C EBITDA	3.5%	7.0%	12.25%	4.19%	10,056
		Business Unit D EBITDA	2.5%	5.0%	8.75%	7.55%	18,120
		Business Plan Net Expenses	5.0%	10.0%	17.50%	15.70%	37,680
		Individual Performance	—	—	—	—	-0-

						92.80%	222,720

Jorge C. Schertel	50% - $167,695	Overall EBITDA	12.5%	25%	43.75%	21.425%	35,929
		Business Unit EBITDA	37.5%	75%	131.25%	113.275%	189,956
		Individual Performance	—	—	—	—	-0-

						134.700%	225,885

Equity Incentive Plan Awards

The Compensation Committee grants equity incentive awards periodically, as and when appropriate in the Compensation Committee’s judgment. On July 20, 2005, we adopted the 2005 Stock Plan, which was subsequently amended on November 14, 2006, January 1, 2007, August 25, 2010 and December 2, 2010. The 2005 Stock Plan, as amended, permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to our employees, directors or consultants. The Compensation Committee has granted stock options and restricted stock units pursuant to the 2005 Stock Plan and has not granted any other stock-based awards.

Administration. The 2005 Stock Plan is administered by the Compensation Committee; provided, that our Board may take any action designated to the Compensation Committee. The Compensation Committee has full power and authority to make, and to establish the terms and conditions of, any award and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions or payment dates). The Compensation Committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it, in good faith, deems necessary or desirable for the administration of the plan and may delegate such authority as it deems appropriate.

Options. The Compensation Committee determines the exercise price for each option; provided, however, that incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash or its equivalent, (2) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period established by the Compensation Committee) with a fair market value equal to the exercise price, (3) if there is a public market for the shares, subject to rules established by the Compensation Committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to Affinia Group Holdings Inc. an amount out of the proceeds of the sale equal to the aggregate exercise price for the shares being purchased or (4) by another method approved by the Compensation Committee.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the Compensation Committee provided that the exercise price is at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the exercise price, multiplied by (2) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the Compensation Committee.

Transferability. Unless otherwise determined by the Compensation Committee, awards granted under the 2005 Stock Plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control. In the event of a “change of control” (as defined in the 2005 Stock Plan), the Compensation Committee may provide for (1) the termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (2) the acceleration of all or any portion of an award, (3) payment in exchange for the cancellation of an award and/or (4) the issuance of substitute awards that would substantially preserve the terms of any awards.

Amendment and Termination. Our Board may amend, alter or discontinue the 2005 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Management or Director Stockholders Agreement. All shares issued under the 2005 Stock Plan will be subject to the management stockholders’ agreement or directors stockholders’ agreement, as applicable. The stockholders’ agreements impose restrictions on transfers of the shares by the individuals and also provide for various put and call rights with respect to the shares. These put and call rights include the individual’s right to require Affinia Group Holdings Inc. to purchase the shares on death or disability at the then-fair market value of the shares and Affinia Group Holdings Inc.’s right to repurchase the shares upon specified events, including termination of service or employment, at a price equal to the then-fair market value or, in certain circumstances, at a price per share equal to the lesser of $100.00 and the then-fair market value. The individuals have also agreed to a 180-day lock up period (during which the sale of shares not covered by a registration statement is prohibited) in the case of an initial public offering of the shares and have been granted limited “piggyback” registration rights with respect to the shares. Certain individuals also entered into confidentiality and non-competition agreements in connection with the shares they purchased. The forms of the various agreements are referenced under exhibit number 10 of the Exhibit Index to the registration statement of which this prospectus forms a part. The forms of the agreements for directors are substantially similar to the forms for management.

Restrictive Covenant Agreement. Unless otherwise determined by our Board, all award recipients are obligated to sign our standard confidentiality, non-competition and proprietary information agreement, which includes restrictive covenants regarding confidentiality, proprietary information and a one-year period restricting competition and solicitation of our clients, customers or employees. If a participant breaches these restrictive covenants, the Compensation Committee has discretion to rescind any exercise of, or payment or delivery pursuant to, an award under the 2005 Stock Plan, in which case the participant may be required to pay to Affinia Group Holdings Inc. the amount of any gain realized in connection with, or as a result of, the rescinded exercise, payment or delivery.

Outstanding Equity Awards at 2010 Fiscal Year-End

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Terry R. McCormack			50,000	7,816,500
President and Chief Executive Officer

Thomas H. Madden			15,000	2,344,950
Senior Vice President and Chief Financial Officer

H. David Overbeeke			50,000	7,816,500
President, Global Brake & Chassis Group

Keith A. Wilson			30,000	4,689,900
President, Global Filtration Group

Jorge C. Schertel			10,000	1,563,300
President, Affinia Group S.A.

(1)	As of December 31, 2010, all outstanding equity awards granted to our Named Executive Officers were in the form of performance-based restricted stock units granted pursuant to our 2005 Stock Plan in connection with the Option Exchange. The restricted stock units are subject to the vesting criteria described above under “Compensation Discussion and Analysis—Option Exchange Program.”
(2)	Because Affinia Group Holdings Inc.’s common stock is not publicly traded, the market value of the outstanding restricted stock units is based on the value of Affinia Group Holdings Inc.’s common stock as of December 31, 2010 of $156.33.

Option Exercises and Stock Vested in 2010

None of our Named Executive Officers exercised any stock options in 2010, nor have any of them received any restricted stock, or other awards of shares of stock which have vested.

Pension Benefits for 2010

We do not sponsor a defined benefit plan for our U.S. employees. However, we do offer a defined contribution (401(k)) plan for our U.S. employees pursuant to which we contribute 3% of an employee’s earnings (which contributions were postponed for 2009 until October 1, 2009), all subject to applicable Internal Revenue Service limitations. We also maintain a defined contribution plan for certain of our employees in Brazil, including Mr. Schertel, pursuant to which we contribute 12.5% of Mr. Schertel’s base salary each year.

Although we maintain defined benefit plans for our employees in Canada, none of our Named Executive Officers participate in or are entitled to receive benefits pursuant to any defined benefit plan sponsored by us.

Non-Qualified Deferred Compensation for 2010

On March 6, 2008, we adopted a non-qualified deferred compensation program pursuant to which certain of our senior employees, including our Named Executive Officers, are permitted to elect to defer all or a portion of their annual cash-based incentive awards which are then credited to the participant’s deferral account. The

Company makes matching contributions of 25% of the amount of an employee’s deferral which vest on December 31 of the second calendar year following the calendar year in which such matching contributions were credited to an employee’s account. Employee deferrals and Company matching contributions are notionally invested under this plan in Affinia Group Holdings Inc.’s common stock, and once vesting of the Company matching contributions has occurred, distributions will be paid in the form of such shares of common stock (or cash, in certain circumstances) on the payment date elected by the participant or the participant’s separation from service (or the date that is six months following the date of such separation from service in the case of a “specified employee” within the meaning of Section 409A of the Internal Revenue Code), if earlier. Upon the retirement, death or disability of a participant or in the event a “change in control” (as defined in the non-qualified deferred compensation plan) or an initial public offering occurs prior to a participant’s separation from service, the participant will be fully vested in his or her entire account, including any unvested Company matching contributions. In addition, in the event of a change in control, a participant’s entire account balance, including any unvested Company matching contributions that vest as a result of the change in control, will be distributed in a lump-sum cash payment no later than 30 days following the date of the change in control.

Non-qualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(1) (2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End(4) ($)
Terry R. McCormack	276,932	69,233	162,479	-0-	775,588
President and Chief Executive Officer

Thomas H. Madden	106,294	26,573	166,776	-0-	501,832
Senior Vice President and Chief Financial Officer

H. David Overbeeke	62,396	15,599	32,021	-0-	162,626
President, Global Brake & Chassis Group

Keith A. Wilson	190,548	47,637	183,719	-0-	723,744
President, Global Filtration Group.

Jorge C. Schertel	113,409	28,352	180,141	-0-	529,316
President, Affinia Group, S.A.

(1)	All executive contributions and registrant contributions reported in the non-qualified deferred compensation table have been reported in the Summary Compensation Table as compensation in fiscal 2010.
(2)	Represents the amount of the matching contribution made by us in accordance with our non-qualified deferred compensation plan. Matching contributions are reported for the year in which the non-equity incentive compensation, against which the applicable deferral election is applied, has been earned (regardless of whether such matching contribution is actually credited to the Named Executive Officer’s non-qualified deferred compensation account in that year or the following year). The amount of the matching contribution we made to Mr. Schertel has been converted from Brazilian Reals to U.S. Dollars at an exchange rate of 0.60449 U.S. Dollars for each Brazilian Real. All matching contributions are unvested and will vest as described above in “—Non-Qualified Deferred Compensation for 2010.”
(3)	Aggregate earnings reflects the earnings on executive and registrant contributions based on the increase in value of Affinia Group Holdings Inc.’s common stock during 2010 or from the date of the contribution, as applicable. The amounts reported are not considered compensation reportable in the Summary Compensation Table.
(4)	Aggregate balance includes contributions made by the Named Executive Officer in prior fiscal years and the matching contribution made by the Company in prior fiscal years which were reported in the Summary Compensation Table for previous years as follows: McCormack: $213,555 and $53,389, respectively; Madden: $161,751 and $40,438, respectively; Overbeeke: $42,088 and $10,522, respectively; Wilson: $241,472 and $60,368, respectively; and Schertel: $165,931 and $41,483, respectively.

Potential Payments Upon Termination or Change in Control

Termination Provisions of Employment Agreements

Each of our Named Executive Officers (other than Mr. Overbeeke and Mr. Schertel) has entered into an employment agreement with us. Under the employment agreements and Mr. Overbeeke’s letter agreement, each Named Executive Officer (other than Mr. Schertel) is entitled to the following payments and benefits in the event of a termination by us “without cause” (as defined in the employment agreements) or in the case of Messrs. McCormack, Wilson and Madden, by the executive for “good reason” (as defined in the employment agreements) during the employment term: (1) subject to the executive’s compliance with the restrictive covenants described below, an amount equal to the “severance multiple” (2.0 for each of Messrs. McCormack, Overbeeke and Wilson; 1.5 for Mr. Madden) times the sum of base salary and the “average annual bonus” paid under the agreement for the preceding two years (the “Multiplier”), payable as follows: an amount equal to 1 times the Multiplier to be paid in equal monthly installments for 12 months following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive’s employment; (2) a pro-rata annual bonus for the year of termination; and (3) continued medical and dental coverage at our cost, on the same basis made available for active employees for a period of years corresponding with the severance multiple; provided that, if such coverage is not available for any portion of such period under our medical plans, we must arrange for alternate comparable coverage. In addition, if the executive (other than Mr. Overbeeke and Mr. Schertel) is terminated by us without cause or the executive resigns for good reason within two years following a change in control, the executive shall be entitled to a supplemental payment equal to the excess, if any, of (X) the product of the severance multiple times the executive’s target annual bonus, over (Y) the product of the severance multiple times the average annual bonus described above.

In addition, under the terms of the employment agreements, in the event the employment term ends due to election by either party not to extend the employment term, then the executive shall be entitled, subject to the executive’s compliance with the restrictive covenants described below, to (x) if we elect not to extend the employment term or, in the case of Messrs. McCormack and Wilson, if the executive elects not to extend the employment term, an amount equal to the “severance multiple” times the base salary, payable as follows: an amount equal to one times the base salary to be paid in 12 equal monthly installments following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive’s employment and (y) if, in the case of Mr. Madden, the executive elects not to extend the employment term, an amount equal to one times the base salary paid in equal monthly installments over 12 months.

Each executive (including Mr. Overbeeke and Mr. Schertel) is restricted (either pursuant to their employment agreement or a separate agreement), for a period following termination of employment (24 months for Messrs. McCormack, Overbeeke and Wilson; 18 months for Mr. Madden (or 12 months for Mr. Madden if his employment agreement expires due to his election not to extend the term); 12 months for Mr. Schertel), from (1) soliciting in competition certain of our customers, (2) competing with us or entering the employment or providing services to entities who compete with us or (3) soliciting or hiring our employees. The specific agreement containing these restrictions also provides that the Company may cease further payments and pursue its other rights and remedies in the event of a breach by the executive. Mr. Schertel’s contract containing the foregoing restrictions includes our agreement to pay him an amount equal to his annual base salary to be paid in 12 equal monthly installments if we terminate his employment without cause.

Total Potential Payout Assuming Termination Event Occurred on December 31, 2010

		Termination by Company Without Cause or by Executive for Good Reason(1)			Termination Due to Non-Renewal of Employment Agreement
Name	Benefit(2)	Normally ($)	After Change in Control ($)	Termination by Company for Cause ($)	By Company ($)	By Executive ($)	Voluntary Resignation by Executive ($)	Retirement, Death or Disability(3) ($)
Terry R. McCormack	•Severance	1,660,050	2,600,000	N/A	1,300,000	1,300,000	N/A	N/A
President and Chief Executive Officer	•Continued health coverage	20,860	20,860	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	557,050	557,050	557,050	557,050	557,050	557,050	557,050
	•Accelerated vesting of matching contribution(4)		53,389					53,389

	Total	2,237,960	3,231,299	557,050	1,857,050	1,857,050	557,050	610,439

Thomas H. Madden	•Severance	702,495	810,000	N/A	450,000	300,000	N/A	N/A
Senior Vice President and Chief Financial Officer	•Continued health coverage	15,645	15,645	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	222,720	222,720	222,720	222,720	222,720	222,720	222,720
	•Accelerated vesting of matching contribution(4)		40,438					40,438

	Total	940,860	1,088,803	222,720	672,720	522,720	222,720	263,158

H. David Overbeeke	•Severance	1,637,246	1,637,246	N/A	N/A	N/A	N/A	N/A
President, Global Brake & Chassis Group	•Continued health coverage	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	182,400	182,400	182,400	182,400	182,400	182,400	182,400
	•Accelerated vesting of matching contribution(4)		10,522					10,522

	Total	1,819,646	1,830,168	182,400	182,400	182,400	182,400	192,922

Keith A. Wilson	•Severance	1,333,125	1,650,000	N/A	825,000	825,000	N/A	N/A
President, Global Filtration Group	•Continued health coverage	30,604	30,604	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	569,250	569,250	569,250	569,250	569,250	569,250	569,250
	•Accelerated vesting of matching contribution(4)		60,368					60,368

	Total	1,932,979	2,310,222	569,250	1,394,250	1,394,250	569,250	629,618

Jorge C. Schertel	•Severance	360,447	360,447	N/A	N/A	N/A	N/A	N/A
President, Affinia Group S.A.	•Continued health coverage	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	•2010 non-equity incentive plan payment	225,885	225,885	225,885	225,885	225,885	225,885	225,885
	•Accelerated vesting of matching contribution(4)		41,483					41,483

	Total	586,332	627,815	225,885	225,885	225,885	225,885	267,368

(1)	The ability of an executive to terminate for good reason applies only to Messrs. McCormack, Madden and Wilson.
(2)	Amounts payable under our non-equity incentive plan (annual cash incentive plan) are earned on the last day of the applicable calendar year.

(3)	Upon retirement, death or disability, the Named Executive Officer (or his estate) is entitled to receive any earned but unpaid cash incentive award plus a pro-rata portion of any annual cash incentive award that the Named Executive Officer would have earned had his employment not terminated. In addition, on death, each of our Named Executive Officer’s designated beneficiaries would be entitled to receive life insurance proceeds equal to 1.5 times the Named Executive Officer’s base salary (with the exception of Mr. Schertel whose life insurance policy has a face amount of $410,323).
(4)	In accordance with the terms of our deferred compensation plan, any unvested matching contributions made by us will vest immediately upon the retirement, death or disability of the participant or upon any change in control or initial public offering of Affinia Group Holdings Inc. common stock that occurs prior to a participant’s separation from service. If any of the foregoing events had occurred on December 31, 2010, then our prior unvested matching contributions in the following amounts would have vested on such date: Mr. McCormack: $53,389; Mr. Madden: $40,438; Mr. Overbeeke: $10,522; Mr. Wilson: $60,368; and Mr. Schertel: $41,483. In addition, in the event of a change in control, a participant’s entire account balance, including any unvested Company matching contributions that vest as a result of the change in control, will be distributed in a lump-sum cash payment no later than 30 days following the date of the change in control (see the amounts in the “Aggregate Balance at Last Fiscal Year End” column in the non-qualified deferred compensation table above).

Director Compensation for 2010

The annual retainer for non-management directors is $50,000. The Chairman of the Board is paid an additional $15,000 annually. The chair of our Audit Committee is paid an additional $50,000 annually in recognition of the Audit Committee chair’s expanded responsibilities as we implement our efforts to comply with Sarbanes-Oxley. Also, each non-management director is paid an additional $1,500 for each meeting of the Board attended and an additional $1,500 for each committee meeting attended.

Each of our non-management Directors has also been granted equity awards as part of their director compensation. Messrs. Finley, Morrison, Onorato, Parzick, Riess and Stern were previously granted options to purchase shares of Affinia Group Holdings Inc. common stock. On October 18, 2010 each of these Directors (other than Mr. Finley, who had previously exercised his options to purchase Affinia Group Holdings Inc. common stock) elected to exchange their existing options for restricted stock units with new performance-based vesting terms in connection with the Option Exchange. Mr. Finley received a grant of restricted stock units without having to exchange any options, all of which options were previously exercised. The restricted stock units are subject to the same vesting criteria as all other restricted stock units granted in connection with the Option Exchange (see “Compensation Discussion and Analysis—Option Exchange Program”). The following table sets forth certain information concerning the options surrendered by, and the restricted stock units granted to, each of our non-employee Directors in connection with the Option Exchange.

Name	Exchanged Options		Restricted Stock Units Received
	Number of Shares	Exercise Price
Michael F. Finley	0	N/A	2,500
Donald J. Morrison	1,000	$100	3,000
Joseph A. Onorato	2,000	$100	3,000
Joseph E. Parzick	1,000	$100	3,000
John M. Riess	2,000	$100	3,000
James A. Stern	1,000	$100	3,000

The following table summarizes compensation for our non-employee directors for 2010.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	Option Awards($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael F. Finley	72,500	269,300	-0-	-0-	-0-	-0-	341,800
Larry W. McCurdy(3)	37,000	-0-	-0-	-0-	-0-	-0-	37,000
Donald J. Morrison(4)	69,500	241,900	-0-	-0-	-0-	-0-	311,400
Joseph A. Onorato	125,500	160,640	-0-	-0-	-0-	-0-	286,140
Joseph E. Parzick	60,500	241,900	-0-	-0-	-0-	-0-	302,400
John M. Riess	74,000	160,640	-0-	-0-	-0-	-0-	234,640
James A. Stern	62,000	241,900	-0-	-0-	-0-	-0-	303,900

(1)	Mr. Finley resigned from our Board effective March 1, 2011. Mr. William M. Lasky and Mr. James S. McElya did not serve on our Board during 2010 and earned no fees or other compensation from the Company.
(2)	Other than with respect to Mr. Finley, the amounts reported for 2010 reflect the incremental fair value of restricted stock units granted during the fiscal year in connection with the Option Exchange in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation” (“ASC Topic 718”). The amount reported for Mr. Finley for 2010 reflects the grant date fair value of the restricted stock units granted to him on October 18, 2010 in connection with the Option Exchange in accordance with ASC Topic 718. These are not the values actually received. The actual value Directors may receive will depend on whether the performance criteria are met and, if so, the fair market value of Affinia Group Holdings Inc. common stock at that time. The incremental fair value under ASC Topic 718 was determined by calculating the fair value of the restricted stock units on October 18, 2010, the closing date of the Option Exchange, minus the fair value of the outstanding options on October 18, 2010. The fair value of each Director’s (other than Mr. Finley, who had previously exercised his options to purchase Affinia Group Holdings Inc. common stock) outstanding options on October 18, 2010, immediately preceding the Option Exchange was as follows: Morrison: $81,260; Onorato: $162,520; Parzick: $81,260; Riess: $162,520; and Stern: $81,260. The fair value of the restricted stock units received in connection with the Option Exchange was calculated by multiplying the number of restricted stock units awarded by the fair market value of the restricted stock units on the date of the grant, immediately following the Option Exchange, assuming that the restricted stock units vest on satisfaction of the vesting condition described as the “Cypress Scenario” in Note 13. Stock Incentive Plan to our consolidated financial statements included elsewhere in this prospectus. Assuming the restricted stock units vest on satisfaction of the vesting condition described as the “IPO Scenario” in Note 13, the fair market value of the restricted stock units would be increased and the incremental fair value amounts (or, with respect to Mr. Finley, the grant date fair value) reported would change as follows: Finley: $310,625; Morrison: $291,490; Onorato: $210,230; Parzick: $291,490; Riess: $210,230; and Stern: $291,490.
(3)	Mr. McCurdy served as a Director on our Board in 2010 and until his death on August 3, 2010.
(4)	Mr. Morrison’s fees were paid directly to his employer in accordance with his employer’s policies regarding employee participation on boards of directors of the employer’s investment portfolio companies. Mr. Morrison’s restricted stock units were granted directly to his employer in accordance with his employer’s policies regarding employee participation on boards of directors of the employer’s investment portfolio companies.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was at any time during 2010, or at any other time, one of our officers or employees or had any relationship requiring disclosure by us under any paragraph of Item 404 of Regulation S-K. None of our executive officers served on the compensation committee or Board of Directors of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

Security Ownership of Certain Beneficial Owners

(a) Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued under all of our existing equity compensation plans as of December 31, 2010, including the 2005 Stock Plan (a description of which may be found above under the heading “Equity Incentive Plan Awards”).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	N/A		N/A		N/A
Equity compensation plans not approved by security holders:	293,192	(1)	$100.00	(2)	56,808	(3)

Total	293,192		$100.00		56,808

(1)	Consists of 34,062 shares of Affinia Group Holding Inc.’s common stock issuable upon the exercise of outstanding options and 239,000 shares of Affinia Group Holding Inc.’s common stock issuable upon the vesting of restricted stock units awarded under the Affinia Group Holdings Inc. 2005 Stock Incentive (the “2005 Stock Plan”). Also includes 19,967 shares of Affinia Group Holding Inc.’s common stock that may be issued under the Affinia Group Senior Executive Deferred Compensation and Stock Award Plan and 163 shares that were issued as a stock award.
(2)	Weighted-average exercise price does not include restricted stock units or shares issuable under the Affinia Group Senior Executive Deferred Compensation and Stock Award Plan, which by their nature do not have an exercise price.
(3)	Consists of shares of Affinia Group Holding Inc.’s common stock issuable under the 2005 Stock Plan pursuant to various awards the compensation committee of the Board of Directors may make, including non-qualified stock options, incentive stock options, restricted and unrestricted stock, restricted stock units and other equity-based awards. See “Compensation Discussion and Analysis” for a description of the 2005 Stock Plan.

(b) Security Ownership of Certain Beneficial Owners and Management

Affinia Group Holdings Inc. owns 100% of the issued and outstanding common stock of Affinia Group Intermediate Holdings Inc. Affinia Group Intermediate Holdings Inc. owns 100% of the issued and outstanding common stock of Affinia Group Inc.

The following table and accompanying footnotes show information regarding the beneficial ownership of the common stock of Affinia Group Holdings Inc. as of April 19, 2011 by (1) each person known by us, based on information available to us, to beneficially own more than 5% of the issued and outstanding common stock of Affinia Group Holdings Inc., (2) each of our directors and nominees, (3) each named executive officer and (4) all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner is 1101 Technology Drive, Ann Arbor, Michigan 48108.

Names and addresses of beneficial owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class
The Cypress Group L.L.C.	2,175,000	(2)	61.1%
The address of each of the Cypress Funds and Cypress Side-By-Side L.L.C. is c/o The Cypress Group L.L.C., 437 Madison Avenue, 33rd Floor, New York, NY 10022

OMERS Administration Corporation	700,000		19.7%
The address of OMERS Administration Corporation is c/o Omers Capital, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2010, Box 6, Toronto, Ontario, Canada M5J 2J2.

The Northwestern Mutual Life Insurance Company	400,000		11.2%
The address of The Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, WI 53202.

California State Teachers’ Retirement System	200,000		5.6%
The address of California State Teachers’ Retirement System is 7667 Folsom Blvd., Sacramento, CA 95826.

Common Stock Ownership
Name of beneficial owner	Common Stock Owned	Common Stock Acquirable in 60 days	Total
Lasky	-0-	-0-	-0-
McElya	-0-	-0-	-0-
Morrison	-0-	-0-	-0-
Onorato	-0-	-0-	-0-
Parzick	-0-	-0-	-0-
Riess	250.00	-0-	250.00
Stern	-0-	-0-	-0-
McCormack	1,500.00	-0-	1,500.00
Madden	750.00	-0-	750.00
Wilson	550.00	-0-	550.00
Schertel	250.00	-0-	250.00
Overbeeke	-0-	-0-	-0-
Keller	500.00	-0-	500.00
Zorn	250.00	-0-	250.00
Mehall	-0-	-0-	-0-
Manning	-0-	-0-	-0-
All Directors and Executive officers*	4,050.00	-0-	4,050.00

*	The executive officers or members of the Board of Directors of Affinia Group Inc. currently hold 0.1138% of shares of the outstanding common stock of Affinia Group Holdings Inc. The amount of ownership for each Named Executive Officer or member of the Board is shown above and each of the executive officers or members of the Board own less than 1.0% of outstanding shares.

(1)	Applicable percentage of ownership is based on 3,558,463 shares of common stock outstanding as of April 19, 2011 plus, as to any person, shares are deemed to be beneficially owned by such person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.
(2)	Includes 2,063,038 shares of common stock owned by Cypress Merchant Banking Partners II L.P., 87,703 shares of common stock owned by Cypress Merchant Banking II C.V., 19,909 shares of common stock owned by 55th Street Partners II L.P. (collectively, the “Cypress Funds”) and 4,350 shares of common stock owned by Cypress Side-by-Side LLC. Cypress Associates II L.L.C. is the managing general partner of Cypress Merchant Banking II C.V. and the general partner of Cypress Merchant Banking Partners II L.P. and 55th Street Partners II L.P., and has voting and investment power over the shares held or controlled by each of these funds. Certain executives of The Cypress Group L.L.C., including Messrs. Jeffrey Hughes and James Stern, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Cypress Funds. Each of such individuals disclaims beneficial ownership of such shares. Cypress Side-By-Side L.L.C. is a sole member-L.L.C. of which Mr. James Stern is the sole member.

The following table and accompanying footnotes show information regarding the beneficial ownership of the preferred stock of Affinia Group Holdings Inc. as of April 19, 2011 by (1) each person known by us to beneficially own more than 5% of the issued and outstanding preferred stock of Affinia Group Holdings Inc., (2) each of our directors and nominees, (3) each named executive officer and (4) all directors and executive officers as a group. The preferred stock was issued at $1,000 per share and, among other things, is convertible to common stock at a conversion price of $100 per share and earns a dividend of 9.5% per annum. A complete description of the rights of preferred stockholders may be found in the certificate of designations on file with the Delaware Secretary of State.

Names and addresses of beneficial owner	Nature and Amount of Beneficial Ownership(1)	Percentage of Class
The Cypress Group L.L.C.	49,684	77.745%
The address of each of the Cypress Funds and Cypress Side-By-Side L.L.C. is c/o The Cypress Group L.L.C., 437 Madison Avenue, 33rd Floor, New York, NY 10022.
OMERS Administration Corporation	12,421	19.436%
The address of OMERS Administration Corporation is c/o Omers Capital, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2010, Box 6, Toronto, Ontario, Canada M5J 2J2.
Name of Individual or Identity of Group
Terry R. McCormack	124	0.194%
Thomas H. Madden	124	0.194%
H. David Overbeeke	93	0.146%
Keith A. Wilson	31	0.049%
John M. Riess	31	0.049%
All executive officers and directors as a group	403	0.632%

(1)	Applicable percentage of ownership is based on 63,906 shares of preferred stock outstanding as of April 19, 2011.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Director Independence

The members of our Board of Directors are James A. Stern, William M. Lasky, Terry R. McCormack, James S. McElya, Donald J. Morrison, Joseph A. Onorato, Joseph E. Parzick and John M. Riess. Though not formally considered by our Board of Directors, given that our securities are not registered or traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange, we do not believe that Mr. Stern, Mr. McCormack or Mr. Parzick would be considered independent either because they serve as members of our management team or because of their relationships with various Cypress funds or certain affiliates of Affinia Group Holdings Inc. or other entities that hold significant interests in Affinia Group Holdings Inc. We do believe that Mr. Lasky, Mr. McElya, Mr. Morrison, Mr. Onorato and Mr. Riess would qualify as “independent” based on the New York Stock Exchange’s director independence standards for listed companies.

Investor Stockholders Agreement

Pursuant to the Stockholders Agreement dated as of November 30, 2004, among Affinia Group Holdings Inc., various Cypress funds, OMERS, The Northwestern Mutual Life Insurance Company, California State Teachers’ Retirement System and Stockwell Fund, L.P., the number of directors serving on the Board of Directors will be no less than seven and no more than eleven. The Stockholders Agreement entitles Cypress to designate three directors. Cypress has currently appointed Mr. Stern, Mr. Parzick and Mr. McElya. As long as OMERS members own at least 50 percent in the aggregate of the number of shares owned by them on November 30, 2004, OMERS is entitled to designate one director, who currently is Mr. Morrison. Cypress is entitled to designate three directors who are not affiliated with any of the parties to the Stockholders Agreement, who currently are Mr. Lasky, Mr. Onorato and Mr. Riess. Additionally, the Stockholders Agreement entitles the individual serving as CEO, currently Mr. McCormack, and another individual serving as one of our senior officers, currently vacant, to seats on the Board of Directors. The Stockholders Agreement also provides that the nominating committee of the Board of Directors may from time to time select two additional individuals who must be independent to serve as Directors.

Other Related Person Transactions

We describe below the transactions that have occurred since the beginning of fiscal 2010, and any currently proposed transactions, that involve the Company or a subsidiary and exceed $120,000, and in which a related party had or has a direct or indirect material interest.

Mr. John M. Riess, a Board member, is the parent of J. Michael Riess, who is currently employed with Genuine Parts Company (NAPA) as president of a distribution facility. NAPA is the Company’s largest customer as a percentage of total net sales from continuing operations. NAPA accounted for $519 million, $523 million and $535 million, which represented 27%, 29% and 27% of our total net sales for the years ended December 31, 2008, 2009 and 2010, respectively.

Effective January 1, 2011, we, along with Affinia Group Holdings Inc. and Affinia Group Intermediate Holdings Inc., entered into an Advisory Agreement with Torque Capital Group LLC for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. Joseph E. Parzick, one of our directors, is a managing partner of Torque Capital Group LLC. In connection with the Advisory Agreement, we, along with Affinia Group Holdings Inc. and Affinia Group Intermediate Holdings Inc., have agreed to pay a quarterly fee of $400,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $3.0 million in the event Affinia Group Holdings Inc.’s shareholders realize a specified return on their investment.

Effective January 1, 2011, we, along with Affinia Group Holdings Inc. and Affinia Group Intermediate Holdings Inc., entered into an Advisory Agreement with Cypress Advisors, Inc. for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. James A. Stern, one of our directors, is a managing director of Cypress Advisors, Inc. In connection with the Advisory Agreement, we, along with Affinia Group Holdings Inc. and Affinia Group Intermediate Holdings Inc., have agreed to pay a quarterly fee of $100,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $2.0 million in the event Affinia Group Holdings Inc.’s shareholders realize a specified return on their investment.

Related Person Transactions Policy

Our Board has adopted a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock.

Our related person transactions policy requires:

•

that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person transaction,” and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our Audit Committee or by the disinterested members of the Audit Committee; and

•

that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the Compensation Committee of the Board or recommended by the Compensation Committee to the Board for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the Audit Committee or the disinterested members of the Audit Committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•

management must advise the Audit Committee or the disinterested members of the Audit Committee, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of Sarbanes-Oxley.

In addition, the related person transaction policy provides that the Audit Committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, The New York Stock Exchange and the Code. Subsequent to the adoption of the written procedures above, the Company has followed these procedures regarding all reportable related person transactions.

DESCRIPTION OF OTHER INDEBTEDNESS

Asset Based Credit Facilities

Overview. On August 13, 2009, Intermediate Holdings and Affinia Group Inc. and certain of its subsidiaries entered into a $315 million ABL Revolver maturing in 2015 (subject to early termination under certain limited circumstances), amended on November 30, 2010, that includes (i) a revolving U.S. Facility of up to $295 million for borrowings solely to the U.S. borrowers (subject to the Canadian Borrower’s U.S. borrowing base usage) (the “U.S. Facility”), including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility and (ii) a revolving Canadian Facility of up to $20 million for Canadian Dollar denominated revolving loans solely to the Canadian Borrower (the “Canadian Facility”). Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of the U.S. borrowing base and the Canadian borrowing base in effect from time to time. The U.S. borrowing base or Canadian borrowing base, as applicable, is equal to the lesser of (i) the applicable commitment, less certain customary reserves and (ii) a percentage of eligible accounts receivable and inventory, less certain customary reserves. As of December 31, 2010, we had $90 million of outstanding borrowings under the ABL Revolver, and approximately $191 million was available for borrowings under the ABL Revolver after giving effect to $15 million of outstanding and undrawn letters of credit and $3 million of borrowing base reserves, which reduce available borrowings.

Guarantees and collateral. The indebtedness, obligations and liabilities under the U.S. Facility are unconditionally guaranteed jointly and severally on a senior secured basis by Intermediate Holdings and certain of its current and future U.S. subsidiaries (the “Guarantors”), and are secured by a first-priority lien on accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto held by the Guarantors and a second-priority lien on the collateral securing the Secured Notes (collectively, the “U.S. Collateral”).

The indebtedness, obligations and liabilities under the Canadian Facility are unconditionally guaranteed jointly and severally on a senior secured basis by the Guarantors and certain Canadian subsidiaries of Intermediate Holdings and are also secured by the U.S. Collateral and by a first-priority lien on substantially all of the Canadian Borrower’s and the Canadian guarantors’ existing and future assets, including, but not limited to, accounts receivables and inventory (but excluding owned real property, the capital stock of any non-U.S. and non-Canadian subsidiaries of the Canadian Borrower or the Canadian guarantors and certain other excluded assets).

Mandatory prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, the borrowers will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

Voluntary prepayments. Subject to certain conditions, the ABL Revolver allows the borrowers to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains certain covenants that, among other things, limit or restrict the ability of Intermediate Holdings and certain of its subsidiaries (including the Issuer) to (subject to certain qualifications and exceptions):

•	create liens and encumbrances;

•	incur additional indebtedness;

•	merge, dissolve, liquidate or consolidate;

•	make acquisition and investments;

•	dispose of or transfer assets;

•	pay dividends or make other payments in respect of the capital stock of Intermediate Holdings and its subsidiaries;

•	amend certain material governance documents;

•	change the nature of the business of Intermediate Holdings and its subsidiaries;

•	make any advances, investments or loans;

•	engage in certain transactions with affiliates;

•	issue or dispose of equity interests;

•	change the borrowers’ fiscal periods; and

•	restrict dividends, distributions or other payments from Intermediate Holdings’ subsidiaries.

In addition, commencing on the day that an event of default occurs or excess availability under the ABL Revolver is less than the greater of (i) 12.5% of the total revolving loan commitments and (ii) $39.5 million, Intermediate Holdings is required to maintain a fixed charge coverage ratio of at least 1.10x measured for the last 12-month period.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained in the ABL Revolver.

Interest rates and fees. Outstanding borrowings under the U.S. Facility will accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Swingline loans will bear interest at a base rate plus the applicable spread. Outstanding borrowings under the Canadian Facility will accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. We will pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the LIBOR rate.

The borrowers will pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 0.50% per annum on the undrawn portion of the ABL Revolver (subject to a stepdown to 0.375% in the event that 50% or more of the commitments (excluding swingline loans) under the ABL Revolver are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per annum on the stated amount of each letter of credit outstanding during each fiscal quarter. During an event of default, certain fees payable in respect of letters of credit will be increased by 2% per annum.

Cash dominion. If availability under the ABL Revolver is less than the greater of (i) 15% of the total revolving loan commitment and (ii) $47.5 million, or if there exists an event of default, amounts in Affinia Group Inc.’s deposit accounts and the deposit accounts of the guarantors (other than certain excluded accounts) will be transferred daily into a blocked account held by the administrative agent and applied to reduce the outstanding amounts under the ABL Revolver.

Events of default. The ABL Revolver also provides for events of default which, if any of them occurs, would permit or require the outstanding amount under the ABL Revolver to become or be declared due and payable.

Change of control. A “change of control” (as defined in the credit agreement governing the ABL Revolver) will result in an event of default. Among others, a change of control will be deemed to have occurred if any person or group other than Cypress holds 50% or more of the voting interests of Affinia Group Holdings Inc. on a fully diluted basis.

Secured Notes

Overview. In connection with our refinancing in August 2009, we issued $225 million aggregate principal amount of the Secured Notes, which bear interest at a rate of 10.75% and mature on August 15, 2016, pursuant to the senior secured indenture dated as of August 13, 2009. As of December 31, 2010, $200 million principal amount of the Secured Notes was outstanding, net of a $2 million original issue discount, which is being amortized until the Secured Notes mature. On December 31, 2010, we redeemed $22.5 million aggregate principal amount of the Secured Notes pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date.

Guarantees and collateral. The Secured Notes are unconditionally guaranteed jointly and severally on a senior secured basis by Intermediate Holdings and substantially all of our wholly-owned domestic subsidiaries.

The Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of our assets (other than accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain of our assets related thereto) and assets of the guarantors and on a second-priority lien basis by the accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain of our assets related thereto and the assets of guarantors.

Interest payments. Interest on the Secured Notes is payable on February 15 and August 15 of each year.

Optional redemption. We may redeem some or all of the Secured Notes at any time at redemption prices described or set forth in indenture governing the Secured Notes.

Change of control. Upon the occurrence of certain change of control events specified in the indenture governing the Secured Notes, each holder of the Secured Notes has the right to require us to repurchase such holder’s Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

Covenants. The indenture governing the Secured Notes contains covenants that, among other things, limit or restrict our ability and our restricted subsidiaries’ ability to (subject to certain qualifications and exceptions):

•	incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock;

•	pay dividends, make other distributions on, redeem or repurchase stock or make certain other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	issue capital stock;

•	make certain investments or acquisitions;

•	make capital expenditures;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	change their lines of business;

•	enter into transactions with affiliates;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and

•	designate subsidiaries as unrestricted subsidiaries.

As of the date of this prospectus, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the Secured Notes.

Events of default. The indenture governing the Secured Notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Secured Notes to become or to be declared due and payable.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Affinia Group Inc. and the guarantors of the notes have entered into a registration rights agreement with the initial purchasers of the eligible notes in which they agreed, under certain circumstances, to use their commercially reasonable best efforts to file a registration statement relating to offers to exchange the eligible notes for exchange notes and thereafter cause the registration statement to become effective under the Securities Act and to complete the exchange offer no later than 180 days following the closing date of the issuance of the eligible notes. The exchange notes will have terms identical in all material respects to the eligible notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The eligible notes were issued on December 9, 2010.

Under the circumstances set forth below, Affinia Group Inc. and the guarantors will use their commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the eligible notes within the time periods specified in the registration rights agreement. These circumstances include:

•	if any changes in law or applicable in interpretations thereof by the SEC do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

•	if the exchange offer is not consummated within 180 days after the date of issuance of the eligible notes;

•	if any initial purchaser so requests with respect to the eligible notes not eligible to be exchanged for the exchange notes and held by it following the consummation of the exchange offer;

•	if any holder is not eligible to participate in the exchange offer;

•	if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered eligible notes; or

•	if Affinia Group Inc. so elects to file a shelf registration statement with respect to the resale of the eligible notes.

Under the registration rights agreement, if Affinia Group Inc. fails to complete the exchange offer (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 180 days after the issue date of the eligible notes (the “target registration date”), the interest rate on the eligible notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the exchange offer is completed or the shelf registration statement, if required, is declared effective by the SEC or the eligible notes cease to constitute transfer restricted notes, up to a maximum of 1.00% per annum of additional interest. The registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

If you wish to exchange your eligible notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are acquiring the exchange notes in the ordinary course of your business;

•

you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for eligible notes, where the broker-dealer acquired the eligible notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

You cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the eligible notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for eligible notes, where such eligible notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, Affinia Group Inc. will accept for exchange in the exchange offer any eligible notes that are validly tendered and not validly withdrawn prior to the expiration date. Eligible notes may only be tendered in multiples of $1,000. Affinia Group Inc. will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of eligible notes surrendered in the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the eligible notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the eligible notes. The exchange 9% Senior Subordinated Notes due 2014 will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the eligible 9% Senior Subordinated Notes due 2014. For a description of the indenture, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of eligible notes being tendered for exchange.

As of the date of this prospectus, $367 million aggregate principal amount of the 9% Senior Subordinated Notes due 2014 are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of 9% Senior Subordinated Notes due 2014 issued December 9, 2010. The exchange offer does not relate to any of our 9% Senior Subordinated Notes due 2014 issued on any other date. There will be no fixed record date for determining registered holders of eligible notes entitled to participate in the exchange offer. Affinia Group Inc. intends to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC. Eligible notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders’ series of eligible notes and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the eligible notes under the registration rights agreement.

Affinia Group Inc. will be deemed to have accepted for exchange properly tendered eligible notes when it has given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, Affinia Group Inc. expressly reserves the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

If you tender your eligible notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of eligible notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 12:00 a.m. midnight, New York City time, on June 2, 2011. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

To extend the period of time during which an exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the eligible notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Affinia Group Inc. reserve the right, in its sole discretion:

•	to delay accepting for exchange any eligible notes (if we amend or extend the exchange offer);

•

to extend any of the exchange offer or to terminate any of the exchange offer if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of any of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the eligible notes. If Affinia Group Inc. amends the exchange offer in a manner that we determine to constitute a material change, it will promptly disclose the amendment in a manner reasonably calculated to inform the holders of eligible notes of that amendment.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, Affinia Group Inc. will not be required to accept for exchange, or to issue exchange notes in exchange for, any eligible notes and it may terminate or amend any of the exchange offer as provided in this prospectus prior to the expiration date if in its reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, Affinia Group Inc. will not be obligated to accept for exchange the eligible notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

Affinia Group Inc. expressly reserves the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, Affinia Group Inc. may delay acceptance of any eligible notes by giving oral or written notice of such extension to their holders. Affinia Group Inc. will return any eligible notes that it does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Affinia Group Inc. expressly reserves the right to amend or terminate the exchange offer and to reject for exchange any eligible notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. Affinia Group Inc. will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the eligible notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit and Affinia Group Inc. may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If Affinia Group Inc. fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that it may assert at any time or at various times prior to the expiration date.

In addition, Affinia Group Inc. will not accept for exchange any eligible notes tendered, and will not issue exchange notes in exchange for any such eligible notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Eligible Notes

To tender your eligible notes in the exchange offer, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent—Notes” prior to the expiration date; or

•	comply with The Depository Trust Company’s (“DTC”) Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for eligible notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of eligible notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of eligible notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing eligible notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose eligible notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your eligible notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the eligible notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your eligible notes, either:

•	make appropriate arrangements to register ownership of the eligible notes in your name; or

•	obtain a properly completed bond power from the registered holder of eligible notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a

commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the eligible notes surrendered for exchange are tendered:

•	by a registered holder of the eligible notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any eligible notes listed on the eligible notes, such eligible notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the eligible notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing eligible notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the eligible notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering eligible notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, Affinia Group Inc. will promptly issue exchange notes for eligible notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	eligible notes or a timely book-entry confirmation of such eligible notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering eligible notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for eligible notes must represent that such eligible notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Affinia Group Inc. will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of eligible notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. Affinia Group Inc. reserves the absolute right to reject any and all tenders of any particular eligible notes not properly tendered or to not accept any particular eligible notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular eligible notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of eligible notes for exchange must be cured within such reasonable period of time as we determine. Neither Affinia Group Inc., the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of eligible notes for exchange, nor will any of them incur any liability for any failure to give notification. Any eligible notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the eligible notes at DTC and, as book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the eligible notes by causing the book-entry transfer facility to transfer those eligible notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of eligible notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of eligible notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered eligible notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of eligible notes who are unable to deliver confirmation of the book-entry tender of their eligible notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their eligible notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your eligible notes but your eligible notes are not immediately available or you cannot deliver your eligible notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of eligible notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such eligible notes and the principal amount of eligible notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the eligible notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered eligible notes in proper form for transfer or a book-entry confirmation of transfer of the eligible notes into the exchange agent’s account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your eligible notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of eligible notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent;” or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the eligible notes to be withdrawn;

•	identify the eligible notes to be withdrawn, including the certificate numbers and principal amount of the eligible notes; and

•	where certificates for eligible notes have been transmitted, specify the name in which such eligible notes were registered, if different from that of the withdrawing holder.

If certificates for eligible notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If eligible notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn eligible notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any eligible notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any eligible notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the eligible notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn eligible notes may be retendered by following the procedures described under “—Procedures for Tendering Eligible Notes” above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust Company has been appointed as the exchange agent for the exchange offer. Wilmington Trust Company also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Notes

By Registered or Certified Mail:	By Facsimile Transmission:	By Hand Delivery or Overnight Delivery:

Wilmington Trust Company	(302) 636-4139	Wilmington Trust Company

Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Sam Hamed	To Confirm by Telephone or for Information Call: (302) 636-6181	Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Sam Hamed

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. We may make additional solicitation by facsimile, telephone or in person by our officers and regular employees and our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payment to broker-dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related, reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately $2 million. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the eligible notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of eligible notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing eligible notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of eligible notes tendered;

•	tendered eligible notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of eligible notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their eligible notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that eligible notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your eligible notes for exchange notes under the exchange offer, your eligible notes will remain subject to the restrictions on transfer of such eligible notes:

•

as set forth in the legend printed on the eligible notes as a consequence of the issuance of the eligible notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offerings of the eligible notes.

In general, you may not offer or sell your eligible notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the eligible notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered eligible notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any eligible notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered eligible notes.

DESCRIPTION OF THE EXCHANGE NOTES

The eligible notes were issued as Additional Notes (as defined below) under the Indenture, dated as of November 30, 2004 (the “Indenture”) among Affinia Group Inc., certain of its subsidiaries and Wilmington Trust Company, as Trustee. Unless otherwise noted, the Additional Notes, together with the Existing 2014 Notes (as defined below), shall be referred to herein as the “Notes.” The Indenture contains provisions which define your rights under the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain definitions.” In this description, the word “Company” refers only to Affinia Group Inc. and not to any of its subsidiaries.

The $100.0 million aggregate principal amount of Additional Notes have the same terms as, and are treated as a single series with, the $267 million aggregate principal amount of 9% Senior Subordinated Notes due 2014, issued on November 30, 2004 (which notes are referred to herein as our “Existing 2014 Notes”). Holders of the Additional Notes and the Existing 2014 Notes will vote as one series under the Indenture.

The Additional Notes have been issued under a CUSIP number different from the CUSIP number applicable to the Existing 2014 Notes. We expect that holders that exchange their eligible notes in the exchange offer will receive registered Additional Notes that have the same CUSIP number as and are fungible with the Existing 2014 Notes.

The following description is only a summary of the material provisions of the Indenture and the Registration Rights Agreement. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as holders of the Notes. You may request copies of these agreements at our address set forth under the heading “Where you can find more information.”

Brief description of the notes

The Notes are:

•	unsecured senior subordinated obligations of the Company;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	senior in right of payment to any future Subordinated Obligations of the Company;

•	pari passu in right of payment with any future Senior Subordinated Indebtedness of the Company; and

•	guaranteed by Parent and each Subsidiary Guarantor.

Principal, maturity and interest

The Company initially issued $300.0 million of the Existing 2014 Notes. Following the issuance of the $100.0 million in aggregate principal amount of the Additional Notes in December 2010 and our purchase of $33 million of the Existing 2014 Notes in the open market in June 2009, the outstanding aggregate principal amount of the Notes is $367 million. Subject to our compliance with the covenant described under the subheading “—Certain covenants—Limitation on indebtedness,” we are permitted to issue more Notes from time to time under the Indenture (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the notes,” references to the Notes include any Additional Notes actually issued. The Company will issue the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on November 30, 2014.

Interest on these Notes will accrue at the rate of 9% per annum and will be payable semiannually in arrears on May 30 and November 30, commencing on November 30, 2011. We will make each interest payment to the holders of record of the Notes on the immediately preceding May 15 and November 15.

Interest on the Notes will accrue from and including May 30, 2010, the first day of the current interest period for the Existing 2014 Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the Notes offered hereby in certain circumstances pursuant to the Registration Rights Agreement.

Optional redemption

On and after November 30, 2010, we will be entitled at our option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 30 of the years set forth below:

Period	Redemption price
2010	103.000%
2011	101.500%
2012 and thereafter	100.000%

Selection and notice of redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.

We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancelation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

Mandatory redemption; offers to purchase; open market purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, we may be required to offer to purchase the Notes as described under the captions “—Change of control” and “—Certain covenants—Limitation on sales of assets and subsidiary stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

Parent and the Subsidiary Guarantors will jointly and severally guarantee, on a senior subordinated basis, our obligations under the Notes and the Indenture. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk factors—Risks related to the notes and this offering— Federal and state statutes allow courts, under certain circumstances, to void the notes and the related guarantees and require the holders of the notes to return payments thereon.”

Parent and each Subsidiary Guarantor that makes a payment under the Parent Guaranty or the Subsidiary Guaranty, as applicable, will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from Parent and each other Subsidiary Guarantor in an amount equal to Parent’s and such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of Parent and all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Since Parent is a holding company with no significant operations, the Parent Guaranty provides little, if any, additional credit support for the Notes and investors should not rely on the Parent Guaranty in evaluating the investment in the Notes.

If the Parent Guaranty or a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of Parent or the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk factors—Risks related to the notes and this offering—Federal and state statutes allow courts, under certain circumstances, to void the notes and the related guarantees and require the holders of the notes to return payments thereon.”

Pursuant to the Indenture, (A) Parent or a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain covenants—Merger and consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain covenants—Limitation on sales of assets and subsidiary stock;” provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of the Parent or such Subsidiary Guarantor, as applicable, if such other Person is not the Company, Parent or a Subsidiary Guarantor, the Parent’s or such Subsidiary Guarantor’s obligations under the Parent Guaranty or the Subsidiary Guaranty, as applicable, must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1)	the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2)	the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor; in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(1)	upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2)	at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “—Certain covenants—Future guarantors;” or

(3)	if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

If at any time following the Issue Date Parent is no longer Guaranteeing any Indebtedness of the Company (other than the Notes and the obligations under the Indenture) or any of the Restricted Subsidiaries, the Parent Guaranty will be released upon presentation to the Trustee of an Officers’ Certificate to the effect that no such Guarantees exist or are contemplated at such time. If Parent thereafter shall enter into any Guarantee of any Indebtedness of the Company or any of its Restricted Subsidiaries, Parent shall execute and deliver to the Trustee, at the same time such other Guarantee is provided, a Guaranty Agreement pursuant to which the Parent will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture and the obligations under the Indenture. In addition, if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture, the Parent Guarantee will be released.

Ranking

Senior indebtedness versus notes

The payment of the principal of, premium, if any, and interest on the Notes and the payment of the Parent Guaranty or any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company, Parent or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company, Parent and such Subsidiary Guarantor under the Credit Agreement.

As of December 31, 2010:

•

the Company had (1) $290 million of senior indebtedness (all of which was secured indebtedness), which consisted of (x) $90 million of borrowings under the ABL Revolver (excluding $15 million of outstanding undrawn letters of credit issued thereunder and $3 million of borrowing base reserves) and (y) $200 million aggregate principal amount of the Company’s 10.75% Senior Secured Notes due 2016 (the “Existing Senior Secured Notes”), and (ii) $367 million of senior subordinated indebtedness, which consisted of the Notes;

•

the Guarantors had (i) $290 million of senior indebtedness (all of was secured indebtedness), which was consisted of guarantees of (x) $90 million of indebtedness under the ABL Revolver (excluding $15 million of outstanding undrawn letters of credit issued thereunder and $3 million of borrowing base reserves) and (y) $200 million aggregate principal amount of the Existing Senior Secured Notes, and (ii) $367 million of senior subordinated indebtedness, which consisted of the Notes;

•

the Company had an additional $191 million of unutilized capacity under the ABL Revolver after deducting $15 million of outstanding and undrawn letters of credit issued thereunder and $3 million of borrowing base reserves, all of which would be senior to the Notes; and

•	liabilities of our non-Subsidiary Guarantors were $213 million.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain covenants—Limitation on indebtedness.”

Liabilities of subsidiaries versus notes

A significant portion of our operations are conducted through our subsidiaries. Some of our subsidiaries are not Guaranteeing the Notes and our other obligations under the Indenture, and, as described above under “—Guarantees,” Subsidiary Guaranties may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the Notes and our other obligations under the Indenture. Claims of creditors of any non-guarantor subsidiaries, including trade creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries.

Our non-guarantor subsidiaries accounted for $616 million and $736 million, or 34% and 37%, of our net sales for the year ended December 31, 2009 and December 31, 2010 (excluding our non-guarantor subsidiaries’ intercompany sales to the guarantors of $327 million and $342 million), respectively, and generated operating profit of $82 million and $101 million, compared to the guarantors’ operating profit of $62 million and $51 million, for the year ended December 31, 2009 and December 31, 2010, respectively. Our non-guarantor subsidiaries accounted for $519 million and $557 million, or 35% and 35%, of our assets and $241 million and $213 million, or 23% and 19%, of our liabilities as of December 31, 2009 and December 31, 2010, respectively.

Other senior subordinated indebtedness versus notes

Only Indebtedness of the Company, Parent or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes, the Parent Guaranty and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes, the Parent Guaranty and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company, the Parent and the relevant Subsidiary Guarantor, respectively.

We and the Subsidiary Guarantors have agreed in the Indenture that we and they will not Incur any Indebtedness that is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of notes

We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under “—Defeasance” below and may not purchase, redeem or (except for Notes credited against the Company’s mandatory redemption requirement as described above under “—Mandatory redemption; offers to purchase; open market purchases”) otherwise retire any Notes (collectively, “pay the Notes”) if either of the following occurs (a “Payment Default”):

(1)	any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

(2)	any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1)	by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2)	because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3)	because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than holders of the Bank Indebtedness), a Representative of holders of Bank Indebtedness may give one additional Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1)	the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment;

(2)	until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

(3)	if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Designated Senior Indebtedness is outstanding, the Company may not pay the Notes until five Business Days after the Representatives of all the issues of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

A Subsidiary Guarantor’s obligations under its Subsidiary Guaranty and Parent’s obligations under its Parent Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guaranty or by Parent pursuant to a Parent Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor or of Parent. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to a Subsidiary Guarantor and to Parent and the obligations of such Subsidiary Guarantor and of Parent under its Subsidiary Guaranty or under the Parent Guaranty, as applicable.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company, Parent or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under “—Defeasance.”

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), unless the Company has exercised its right to redeem all of the outstanding Notes as described under “—Optional redemption,” each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company or of Parent;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3)	the merger or consolidation of Parent or the Company with or into another Person or the merger of another Person with or into Parent or the Company, or the sale of all or substantially all the assets of Parent or the Company (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent or the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes that will remain outstanding after giving effect to any redemption of the Notes that the Company has elected to make as described under “—Optional redemption” at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent or the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Parent, the Company and the initial purchasers of the Existing 2014 Notes. Both Parent and the Company have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Limitation on indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The Credit Agreement prohibits us from purchasing any Notes and also provides that the occurrence of certain change of control events with respect to Parent or the Company would constitute a default thereunder. In the event that at the time of such Change of Control the terms of any Senior Indebtedness of the Company (including the Credit Agreement and the Existing Senior Secured Notes) restrict or prohibit the purchase of Notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1)	Indebtedness Incurred by the Company and any Restricted Subsidiaries party thereto pursuant to Credit Facilities; provided, however, that immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed $500.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “—Limitation on sales of assets and subsidiary stock;”

(2)	Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guaranty;

(3)	the Notes and the Exchange Notes (other than any Additional Notes);

(4)	Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5)	Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7)	Hedging Obligations that are incurred in the ordinary course of business (and not for speculative purposes) (1) consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and the Restricted Subsidiaries pursuant to the Indenture, (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(8)	the Incurrence of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers’ acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees or other similar obligations, in each case in the ordinary course of business;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10)	Indebtedness consisting of the Subsidiary Guaranty of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred in accordance with the provisions of the Indenture;

(11)	Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Subsidiary Guarantors to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and Refinancing Indebtedness in respect thereof in an aggregate principal amount which, when added together with the amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (11), does not exceed $20.0 million;

(12)	Indebtedness Incurred by Foreign Subsidiaries in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed the greater of (x) $30.0 million and (y) 6% of the Total Assets of the Foreign Subsidiaries;

(13)	Permitted Securitizations; and

(14)	Indebtedness of the Company or of any of the Subsidiary Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Subsidiary Guarantors outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a)) does not exceed $40.0 million.

(c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

(d)	For purposes of determining compliance with this covenant:

(1)	any Indebtedness outstanding under the Credit Agreement on the date of the Indenture after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(3)

the Company will be entitled at the time of Incurrence to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above, and with respect to any Indebtedness Incurred pursuant to any specific clause under paragraph (b) above, the Company may after such

Indebtedness is Incurred reclassify all or a portion of such Indebtedness under a different clause of paragraph (b); and

(4)	Indebtedness Incurred under clauses (11), (12) and (14) of paragraph (b) of this covenant shall be reclassified automatically as having been incurred pursuant to paragraph (a) of this covenant if at any date after such Indebtedness is Incurred if at such date such Indebtedness could have been Incurred under paragraph (a) of this covenant but only to the extent such Indebtedness could have been so Incurred.

(e) Notwithstanding paragraphs (a) and (b) above, neither the Company nor any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness that is not Senior Indebtedness of Company or such Subsidiary Guarantor unless contemporaneously therewith the Company or such Subsidiary Guarantor makes effective provision to secure the Notes or the relevant Subsidiary Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

(f) For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the non-U.S. currency Indebtedness being Refinanced will be deemed to be the U.S. Dollar Equivalent of the Indebtedness Refinanced at the time of such Refinancing even if the principal amount of the Refinancing Indebtedness in such non-U.S. currency at the time of Incurrence exceeds the principal amount of the Indebtedness in such non-U.S. currency being Refinanced, except to the extent that such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence.

Limitation on restricted payments

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on indebtedness;” or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (except as specifically excluded in paragraph (b) of this covenant) would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from January 1, 2005 to the end of the most recent fiscal quarter ended for which internal financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)

the sum of (x) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees), (y) 100% of the Fair Market Value of property constituting Additional Assets or Temporary Cash Investments received (including by way of merger) by the Company or a Restricted Subsidiary subsequent to the Issue Date in exchange for, or as a capital contribution in respect of, Capital Stock (other than Disqualified Stock) of the Company (other than any such property received from a Subsidiary of the Company); provided that if the Fair Market Value of any Additional Assets exceeds $25.0 million, such Fair Market Value shall be confirmed by an Independent Qualified Party and (z) 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

(C)	the amount by which Indebtedness of the Company is reduced on the Company’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that, except in the case of any Subsidiary that is designated as an Unrestricted Subsidiary on the Issue Date, the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on indebtedness;” provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3)	dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4)	(x) the purchase, redemption or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors, former directors, consultants or former consultants of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors, former directors, consultants or former consultants), pursuant to the terms of (i) agreements (including employment agreements) or (ii) plans (or amendments thereto) approved by the Board of Directors of the Company, in each case, under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock and (y) dividends to Parent to be used by Parent to execute the transactions described in clause (x); provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancelation of Indebtedness) shall not exceed the sum of (A) $2.0 million in any fiscal year, provided that any amount not so used in any fiscal year may be used in the next fiscal year and that the aggregate amount used pursuant to this clause (A) shall not exceed $10.0 million, (B) the Net Cash Proceeds from the sale of Capital Stock to members of management, consultants, former consultants or directors of the Company and its Subsidiaries that occurs after the Issue Date (to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(B) of paragraph (a) above) and (C) the cash proceeds of any “key man” life insurance policies that are used to make such repurchases; provided further, however, that (x) such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments and (y) the Net Cash Proceeds from such sale and pursuant to this clause (4) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(5)	the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under “—Limitation on indebtedness;” provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6)	repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8)	in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(9)	payments of intercompany Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “—Limitation on indebtedness;” provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10)	dividends or distributions to Parent (x) to be used by Parent solely to pay its fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of employees) incurred by Parent in the ordinary course of its business; and (y) in amounts equal to amounts required by Parent to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Company or any of its Subsidiary Guarantors and that has been guaranteed by, or is otherwise considered Indebtedness of, the Company incurred in accordance with the covenant described under “—Certain covenants—Limitation on indebtedness;” provided, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(11)	dividends, distributions or advances to Parent to be used by Parent to pay Federal, state and local taxes payable by Parent and directly attributable to (or arising as a result of) the operations of the Company and the Restricted Subsidiaries; provided, however, that such dividends pursuant to this clause (11) are used by Parent for such purposes within 10 days of the receipt of such dividends; provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(12)	cash dividends or other distributions on the Company’s Capital Stock used to, or the making of loans to Parent to, fund the payment of fees and expenses owed by the Company or its Restricted Subsidiaries to Affiliates, to the extent the payment of such fees and expenses are permitted by the covenant described under “—Limitation on affiliate transactions;” provided, however, that such amounts shall be excluded in the calculation of the amount of Restricted Payments;

(13)	the payment of dividends or distributions on the Company’s common equity of up to 6.0% per calendar year of the net proceeds received by the Company from any public Equity Offering or contributed to equity capital of the Company by Parent from any public Equity Offering; provided, however, that such dividends or distributions shall be included in the calculation of Restricted Payments; provided, further, however, that at the time of payment of such dividends or distribution, no Default shall have occurred and be continuing (or result therefrom);

(14)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, any Unrestricted Subsidiaries; provided, however, that amounts excluded in the calculation of the amount of Restricted Payments; and

(15)	so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount, taken together with all other Restricted Payments made pursuant to this clause (15) since the Issue Date not to exceed $20 million; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment covenant.

Limitation on restrictions on distributions from restricted subsidiaries

The Company will not, and will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c),

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E)	with respect to any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness, or any agreement pursuant to which such Indebtedness was issued;

(F)	restrictions or conditions, governing any Indebtedness incurred in connection with Permitted Securitizations which was permitted under clause (13) of paragraph (b) of the covenant described under “—Limitation on indebtedness” if such restrictions or conditions apply only to the Receivables and the Related Assets that are the subject of the Permitted Securitization, and restrictions or conditions imposed on any SPE Subsidiary in connection with any Permitted Securitization;

(G)	provisions limiting the disposition or distribution of assets or property or transfer of Capital Stock in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, limited liability company organizational documents, and other similar agreements entered into in the ordinary course of business, consistent with past practice or with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets, property or Capital Stock that are the subject of such agreements;

(H)	restrictions on cash, Temporary Cash Investment or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(I)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(J)	any restriction arising under applicable law, regulation or order;

(2)	with respect to clause (c) only,

(A)	any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C)	non-assignment provisions or subletting restrictions in contracts, leases and licenses entered into in the ordinary course of business; and

(D)	encumbrances on property that exist at the time the property was acquired by the Company or a Restricted Subsidiary, provided such encumbrances were not put in place in anticipation of such acquisition; and

(3)	any encumbrances or restrictions of the type referred to in paragraphs (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in paragraphs (1) and (2) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on sales of assets and subsidiary stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition, unless:

(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A)	to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B)	to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C)	to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness of the Company) within one year from the later of the date of such Asset Disposition or receipt of such Net Available Cash pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first paragraph of this covenant within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, shall be used for the purpose contemplated in clause (a)(3)(C) of such paragraph. Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $20.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1)	Temporary Cash Investment;

(2)	the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness other than, in each case, Indebtedness constituting Subordinated Obligations, in connection with such Asset Disposition;

(3)	securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion within 90 days of the receipt of such securities; and

(4)	any Additional Assets (so long as such Additional Assets are acquired for Fair Market Value in connection with the transaction giving rise to such Asset Disposition; provided, however, that the determination of Fair Market Value must be based on an opinion or appraisal issued by an Independent Qualified Party if such Fair Market Value exceeds $25.0 million), which Additional Assets shall be deemed to have been acquired pursuant to clause (3)(B) of the first paragraph of this covenant in connection with such Asset Disposition.

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on affiliate transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, taken as a whole, than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Company; and

(3)	if such Affiliate Transaction involves an amount in excess of $25.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b)	The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on restricted payments;”

(2)	any payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, employee benefit plans, stock options and stock ownership plans in the ordinary course of business or consistent with past practice;

(3)	loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

(4)	the payment of reasonable fees to, and indemnity provided on behalf of, directors, officers, employees and consultants of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5)	any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6)	payment to Cypress Group L.L.C. and any of its Affiliates of (x) monitoring or management, consulting, advisory or similar fees in an amount not to exceed $3.0 million in any fiscal year (plus reasonable out-of-pocket expenses incurred in connection therewith) and (y) fees in respect of financial advisory, financing, underwriting or placement services or in respect of other investment banking activities with respect to any completed transaction, including any acquisitions or divestitures, which payments do not exceed 1.5% of the value of such completed transaction;

(7)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company and the granting and performance of registration rights;

(8)	pledges of Capital Stock of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries; and

(9)	any agreement as in effect on the Issue Date and described in the Offering Circular or any renewals or extensions of any such agreement (so long as such renewals or extensions, taken as a whole, are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby.

Limitation on line of business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Merger and consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of related transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on indebtedness;” and

(4)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

provided, however, that clauses (2) and (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Capital Stock of the Company or the Successor Company (if not the Company) is distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

(b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty and the Indenture;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Pursuant to the Indenture, so long as the Parent Guaranty is in effect, Parent will covenant not to merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume all the obligations of Parent, if any, under the Parent Guaranty;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future guarantors

The Company will cause each domestic Restricted Subsidiary other than an SPE Subsidiary that Incurs any Indebtedness (other than Indebtedness permitted to be Incurred pursuant to clause (2), (7), (8), (9) or (13) of paragraph (b) of the covenant described under “—Limitation on indebtedness”) and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness (other than a Foreign Subsidiary that Guarantees Senior Indebtedness Incurred by another Foreign Subsidiary), to, in each case, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture and the other obligations of the Company under the Indenture. In addition, Affinia Group Intermediate Holdings Inc. will cause any of its Subsidiaries that holds any Capital Stock of the Company to execute and deliver to Trustee a Guaranty Agreement pursuant to which such subsidiary will Guarantee payment on the Notes on the same terms and conditions as those in the Indenture and the other obligations of the Company under the Indenture.

SEC reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing, in all material respects, all the information, audit reports and exhibits required for such reports. If at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

In addition, in the event that:

(a)	the rules and regulations of the SEC permit a parent entity to report at such parent entity’s level on a consolidated basis, and

(b)	such parent entity is a guarantor of the Notes and is not engaged in any business in any material respect other than incidental to its ownership of the capital stock of the Company,

such consolidated reporting by such parent entity in a manner consistent with that described in this covenant for the Company will satisfy this covenant.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company or Parent to comply with its obligations under “—Certain covenants—Merger and consolidation” above;

(4)	the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of Control” (other than a failure to purchase Notes validly tendered) or under “—Certain covenants” under “—Limitation on indebtedness,” “—Limitation on restricted payments,” “—Limitation on restrictions on distributions from restricted subsidiaries,” “—limitation on sales of assets and subsidiary stock” (other than a failure to purchase Notes validly tendered), “—Limitation on affiliate transactions,” “—Limitation on line of business,” “—Future guarantors,” or “—SEC reports;”

(5)	the failure by the Company or any Significant Subsidiary to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	Indebtedness of the Company, any Significant Subsidiary (other than Indebtedness owing to the Company or any Restricted Subsidiary) is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $17.5 million (the “cross acceleration provision”);

(7)	certain events of bankruptcy, insolvency or reorganization of Parent (so long as the Parent Guaranty is in effect), the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(8)	any judgment or decree for the payment of money in excess of $17.5 million (net of any amounts that are covered by insurance or bonded, treating any deductibles, self-insurance or retention as not so covered) is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9)	the Parent Guaranty or any Subsidiary Guaranty of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) or Parent or a Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guaranty or its Subsidiary Guaranty.

However, a Default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such Default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; provided, however, that so long as any Designated Senior Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Company and the Representative of the Designated Senior Indebtedness of the Company and (2) the day on which any Designated Senior Indebtedness is accelerated. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes). However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder), among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or change the Stated Maturity of any Note;

(4)	reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional redemption” above;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7)	make any change in, the amendment provisions which require each holder’s consent or in the waiver provisions;

(8)	make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9)	make any change in, or release other than in accordance with the Indenture, any Subsidiary Guaranty of a Significant Subsidiary that would adversely affect the Noteholders.

For the avoidance of doubt, Holders of the Notes offered hereby and the Existing 2014 Notes will vote as one series under the Indenture.

Notwithstanding the preceding, without the consent of any holder of the Notes, Parent, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect, mistake or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of Parent, the Company, or any Subsidiary Guarantor under the Indenture;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add Guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5)	to add to the covenants of the Company, Parent or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon Parent, the Company or a Subsidiary Guarantor;

(6)	to make any change that does not adversely affect the rights of any holder of the Notes;

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Notes for cancelation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “—Change of control” and under the covenants described under “—Certain covenants” (other than the covenant described under “—Certain covenants—Merger and consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Parent and Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clause (3) of the first paragraph under “—Certain covenants—Merger and consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Parent and Significant Subsidiaries) (8) or (9) under “—Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “—Certain covenants—Merger and consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, Parent and each Subsidiary Guarantor will be released from all of its obligations with respect to the Parent Guaranty or its Subsidiary Guaranty, as applicable.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

Wilmington Trust Company is the Trustee under the Indenture and has been appointed as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of Parent, the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty, Parent Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing law

The Indenture is and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)	any property, plant or equipment used in a Related Business, including improvements, through capital expenditures or otherwise, relating thereto (whether previously owned or acquired at the time such improvements are being made);

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B)	for purposes of the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain covenants—Limitation on restricted payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “—Certain covenants—Merger and consolidation;”

(C)	any disposition that constitutes a Change of Control;

(D)	a disposition of assets with a Fair Market Value of less than $2.0 million;

(E)	a disposition of cash or Temporary Cash Investments;

(F)	sales or other dispositions of obsolete, uneconomical, negligible, worn-out or surplus assets in the ordinary course of business (including equipment and intellectual property);

(G)	sales, transfers and other dispositions of Receivables and Related Assets (as defined in the definition of “Permitted Securitization”) pursuant to Permitted Securitizations;

(H)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien)); and

(I)	any sale, transfer or other disposition of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided that if such interest rate cannot be determined in accordance with GAAP, the present value shall be discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Bank Indebtedness” means all Obligations pursuant to a Credit Facility.

“Board of Directors” with respect to a Person means the Board of Directors of such Person (or, if such Person is (i) a limited liability company, the manager of such company and (ii) a partnership, the board of directors or other governing body of the general partner of such Person) or any committee thereof duly authorized to act on behalf of such Board of Directors.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Closing Date” means December 9, 2010.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ended for which internal financial statements are available prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the

Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any Investment or acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurodollar interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

If any Indebtedness has been incurred under a revolving credit facility or revolving advances with respect to any Permitted Securitization and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations;

(2)	amortization of debt discount and debt issuance cost;

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	net payments pursuant to Hedging Obligations;

(7)	dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary that is not a Subsidiary Guarantor, in each case held by Persons other than the Company or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8)	interest incurred in connection with Investments in discontinued operations;

(9)	interest actually paid by the Company or any Restricted Subsidiary under any Guarantee of any Indebtedness of any Person other than the Company or any Restricted Subsidiary;

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or any Subsidiary Guarantor) in connection with Indebtedness Incurred by such plan or trust; and

(11)	commissions, discounts, yield and other fees and charges incurred in connection with Permitted Securitizations during such period which are payable to any person other than the Company or a Subsidiary Guarantor and that are comparable to or in the nature of interest under any Permitted Securitization, including losses on the sale of assets relating to any receivables securitization transaction accounted for as a “true sale” (other than any one-time financing fees paid upon entering into any Permitted Securitization), and less, to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing costs associated with the Transactions and (B) the amortization during such period of other capitalized financing costs, as determined in good faith by the chief financial officer of the Company.

“Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)	subject to the exclusion contained in clause (4) below, (i) the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person (or to the extent promptly converted into cash) during such period to the Company or a Restricted Subsidiary as a dividend or other distribution and (ii) the Consolidated Net Income for such period shall include any dividend, distribution or other payments in respect of equity paid in cash by such Person to the Company or a Restricted Subsidiary in excess of the amount included in clause (i) (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)	the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or any Restricted Subsidiary;

(2)	any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3)	any net income of any Restricted Subsidiary if such Restricted Subsidiary is not a Subsidiary Guarantor and is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company (but, in the case of any Foreign Subsidiary, only to the extent cash equal to such net income (or a portion thereof) for such period is not readily procurable by the Company from such Foreign Subsidiary (with the amount of cash readily procurable from such Foreign Subsidiary being determined in good faith by the chief financial officer of the Company) pursuant to intercompany loans, repurchases of Capital Stock or otherwise) except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or any Restricted Subsidiary;

(4)	any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	any extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses relating thereto) or income or expense or charge, including, without limitation, any severance expense, and fees, expenses or charges related to any offering of Capital Stock of such Person, any Investment, acquisition or Indebtedness permitted to be incurred hereunder (in each case, whether or not successful), including all fees, expenses and charges and related to the Transactions;

(6)	the cumulative effect of a change in accounting principles;

(7)	any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141;

(8)	any long-term incentive plan accruals and any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries; and

(9)	non-recurring restructuring charges related to the brake and chassis operations or the filtration operations of the Company and its Subsidiaries, provided that (a) such restructuring charges are paid or otherwise accounted for within 2 years of the Issue Date, (b) the aggregate amount of such charges shall not exceed $35.0 million and (c) solely for the purposes of calculating the amount available for Restricted Payments under clause (a)(3) of the covenant described under “—Certain covenants—Limitation on restricted payments,” for any period in which Consolidated Net Income would represent a loss absent the application of this clause (9), the amount of such restructuring charges shall not exceed the amount of such loss;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain covenants—Limitation on restricted payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Consolidated Net Tangible Assets” as of any date of determination, means the Total Assets of the Company and the Subsidiary Guarantors after giving effect to purchase accounting and after deducting therefrom the consolidated current liabilities of the Company and the Subsidiary Guarantors and, to the extent otherwise included, the amounts of:

(1)	minority interests in Subsidiary Guarantors held by Persons other than the Company of a Subsidiary Guarantor;

(2)	excess of cost over fair value of assets of business acquired, as determined in good faith by the Board of Directors;

(3)	any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP;

(4)	unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(5)	treasury stock;

(6)	cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in the consolidated current liabilities of the Company and the Subsidiary Guarantors; and

(7)	Investments in Unrestricted Subsidiaries.

“Credit Agreement” means the Credit Agreement dated November 30, 2004 entered into by and among, Parent, the Company, certain of its Subsidiaries, the lenders referred to therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Goldman Sachs Credit Partners L.P. and Credit Suisse First Boston, as Co-Syndication Agents, and Deutsche Bank Securities Inc. and UBS Securities LLC, as Co-Documentation Agents, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Credit Agreement, or commercial paper facilities with banks or other institutional lenders or investors or indentures providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables, letters of credit or other long-term indebtedness, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain covenants—Limitation on indebtedness”).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness,” with respect to a Person means:

(1)	the Bank Indebtedness; and

(2)	any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $50 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” (each defined in a substantially similar manner to the corresponding definitions in the Indenture) occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2)	Consolidated Interest Expense;

(3)	depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period);

(4)	non-recurring restructuring charges in an amount not to exceed 5% of EBITDA for such period;

(5)	any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness and Hedging Obligations; and

(6)	all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less all non-cash items of income of the Company and its consolidated Restricted Subsidiaries (other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business);

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and noncash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if (x) a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders or (y) in the case of any Foreign Subsidiary, a corresponding amount of cash is readily procurable by the Company from such Foreign Subsidiary (as determined in good faith by the chief financial officer of the Company) pursuant to intercompany loans, repurchases of Capital Stock or otherwise, provided that to the extent cash of such Foreign Subsidiary provided the basis for including the net income of such Foreign Subsidiary in Consolidated Net Income pursuant to clause (3) of the definition of “Consolidated Net Income,” such cash shall not be taken into account for the purposes of determining readily procurable cash under this clause (y).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Company or Parent, as applicable (other than Disqualified Stock), other than public offerings with respect to Parent’s, the Company’s or such direct or indirect parent company’s common stock registered on Form S-8.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes or Additional Notes, in compliance with the terms of the Registration Rights Agreement, or any similar registration rights agreement or otherwise.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Company and (i) in the event of transactions involving a Fair Market Value of more than $5.0 million, set forth in an Officer’s Certificate, and (ii) in the event of transactions involving a Fair Market Value of more than $10.0 million, as determined by the Board of Directors of the Company (unless otherwise provided in the Indenture).

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any State thereof or the District of Columbia, and any direct or indirect Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain covenants—Limitation on indebtedness:”

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness;

will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but, in each case, excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person that is not a Subsidiary Guarantor, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured;

(8)	to the extent not otherwise included in this definition, net Hedging Obligations of such Person; and

(9)	to the extent not otherwise included, with respect to the Company and its Restricted Subsidiaries, the amount of any Permitted Securitization.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing or similar obligations; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate collar agreement, interest rate hedge agreement, interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain covenants—Limitation on restricted payments:”

(1)	“Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Issue Date” means November 30, 2004.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the city in which the headquarters of the Company are located.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that in no event shall an operating lease, in and of itself, be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring

Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Offering Circular” means the offering circular dated as of November 12, 2004 relating to the issuance of the Existing 2014 Notes.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means Affinia Group Intermediate Holdings Inc. All references to Parent shall include, unless the context requires otherwise, any entity that directly or indirectly owns all of the Company’s Capital Stock.

“Parent Guaranty” means the Guarantee by Parent of the Company’s obligations with respect to the Notes, including any Guarantee entered into after the issue date.

“Permitted Holders” means The Cypress Group L.L.C. and their Affiliates as of the Issue Date that are neither operating companies nor subsidiaries of operating companies. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)	another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	cash and Temporary Cash Investments;

(4)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11)	any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain covenants—Limitation on indebtedness;”

(12)	any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date;

(13)

Investments the payment for which consists of Capital Stock of the Company (other than Disqualified Stock) or any direct or indirect parent company of the Company, as applicable; provided, however, that such Capital Stock will not increase the amount available for Restricted Payments under clause (a)(3) of the covenant described under “—Certain covenants—Limitation on restricted payments;”

(14)	an SPE Subsidiary or an Investment by an SPE Subsidiary in any other Person as required by or in connection with Permitted Securitization;

(15)	Beck/Arnley Worldparts Corp. as described in the Offering Circular in an amount not to exceed $25.0 million; and

(16)	any Permitted Joint Venture having an aggregate Fair Market Value taken together with all other Investments made pursuant to this clause (16), not to exceed $35.0 million (with Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Joint Venture” means any joint venture in which the Company or any Subsidiary holds an equity interest and that is engaged in a Related Business.

“Permitted Securitization” means any transaction or series of transactions that may be entered into by the Company or any Subsidiary pursuant to which it may sell, convey, contribute to capital or otherwise transfer (which sale, conveyance, contribution to capital or transfer may include or be supported by the grant of a security interest) Receivables or interests therein and all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any guarantees, indemnities, warranties or other obligations in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the “Related Assets” ) (i) to a trust, partnership, corporation or other Person (other than the Company or any Subsidiary other than a SPE Subsidiary), which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in such Receivables and Related Assets, or (ii) directly to one or more investors or other purchasers (other than the Company or any Subsidiary), it being understood that a Permitted Securitization may involve (A) one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein (such as a sale, conveyance or other transfer to an SPE Subsidiary followed by a pledge of the transferred Receivables and Related Assets to secure Indebtedness incurred by the SPE Subsidiary), and all such transfers, pledges and Indebtedness incurrences shall be part of and constitute a single Permitted Securitization, and (B) periodic transfers or pledges of Receivables and/or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, provided that any such transactions shall provide for recourse to such Subsidiary (other than any SPE Subsidiary) or the Company (as applicable) only in respect of the cash flows in respect of such Receivables and Related Assets and to the extent of other customary securitization undertakings in the jurisdiction relevant to such transactions.

The “amount” or “principal amount” of any Permitted Securitization shall be deemed at any time to be (1) the aggregate principal or stated amount of the Indebtedness, fractional undivided interests (which stated amount may be described as a “net investment” or similar term reflecting the amount invested in such undivided interest) or other securities incurred or issued pursuant to such Permitted Securitization, in each case outstanding at such time, or (2) in the case of any Permitted Securitization in respect of which no such Indebtedness, fractional undivided interests or securities are incurred or issued, the cash purchase price paid by the buyer in connection with its purchase of Receivables less the amount of collections received in respect of such Receivables and paid to such buyer, excluding any amounts applied to purchase fees or discount or in the nature of interest.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Purchase Money Indebtedness” means Indebtedness (including Capital Lease Obligations) (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (2) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements, in the ordinary course of business; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further, however, that such Indebtedness is Incurred within 180 days after such acquisition of such assets.

“Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors of the Company) which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivables” means accounts receivable (including all rights to payment created by or arising from the sales of goods, leases of goods or the rendition of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance).

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that is not a Subsidiary Guarantor that Refinances Indebtedness of a Subsidiary Guarantor or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated the Closing Date, among the Company, Parent, the Restricted Subsidiaries that are Subsidiary Guarantors on the Closing Date and J.P. Morgan Securities LLC.

“Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

“Representative” means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by the Company or a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above;

unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture, provided, however, that with respect to any Indebtedness Incurred under a Credit Facility, no such violation shall be deemed to exist for the purposes of this clause (5) if the holders of such Indebtedness or their representatives shall have received an Officer’s Certificate to the effect that the Incurrence of the Indebtedness does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Person, the Notes (in the case of the Company), the Parent Guaranty (in the case of the Parent), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Subsidiary Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“SPE Subsidiary” means any Subsidiary formed solely for the purpose of, and that engages only in, one or more Permitted Securitizations.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes, the Parent Guaranty or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.

“Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes, the Exchange Notes and, to the extent permitted under “Certain covenants—Limitation on indebtedness,” the Additional Notes, if any.

“Total Assets” means the total consolidated assets of, in the case of the Company, the Company and its Restricted Subsidiaries, and, in the case of Foreign Subsidiaries, the total consolidated assets of such Foreign Subsidiaries, in each case as shown on the most recent available internal balance sheet of such Person.

“Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed or insured by the United States of America or any agency thereof;

(2)	investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5)	investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Trustee” means Wilmington Trust Company until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain covenants—Limitation on restricted payments.” The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain covenants—Limitation on indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

BOOK ENTRY DELIVERY PROCEDURES

The certificates representing the exchange notes will be issued in fully registered form without interest coupons.

Each issue of exchange notes will be represented by a global note in definitive, fully registered form without interest coupons. The global notes will be deposited with the applicable trustee as custodian for DTC and registered in the name of a nominee of DTC.

Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which rules and procedures may change from time to time.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the exchange notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global notes for all purposes under the Indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the applicable Indenture with respect to the applicable exchange notes.

Payments of the principal of, premium (if any) on, interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of our company, any Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including additional interest) on any global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the applicable indenture, DTC will exchange the global notes for certificated securities.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither our company nor any Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, (ii) in case of an event of default under the indenture governing the notes as described above or (iii) the Company, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of definitive securities.

The holder of a non-global note may transfer such note, subject to compliance with the provisions of the applicable legend, by surrendering it at the office or agency maintained by us for such purpose in The City and State of New York, which initially will be the office of the applicable trustee in such location. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, we will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by us that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any note in non-global form may be transferred to a person who takes delivery in the form of an interest in any global note, the transferor will be required to provide the applicable trustee with a Restricted Global Note Certificate or a Regulation S Global Note Certificate (each as described in the indentures), as the case may be. Upon transfer or partial redemption of any note, new certificates may be obtained from the applicable trustee. Notwithstanding any statement herein, we and the trustees reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and any State therein and any other applicable laws or as DTC may require.

UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of eligible notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the eligible note exchanged therefor and the basis of the exchange note will be the same as the basis of the eligible note immediately before the exchange.

In any event, persons considering the exchange of eligible notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of such plans, accounts and arrangements (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding or disposing the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding and disposition of the notes. Similar Laws may also contain fiduciary and prohibited transaction requirements similar to this under ERISA and the Code described above. Accordingly, fiduciaries of Plans, in consultation with their advisors, should also consider the impact of any applicable Similar Laws on investments in the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for eligible notes where such eligible notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 3, 2011, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes and the guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds controlled by affiliates of Cypress.

EXPERTS

The financial statements of Affinia Group Intermediate Holdings Inc. and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Affinia Group Inc. and its guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this registration statement as to the contents of any contract or other document are not necessarily complete. Affinia Group Inc. and its guarantors are not currently subject to the informational requirements of the Exchange Act.

Intermediate Holdings files annual, quarterly and current reports with the SEC. Under the terms of the indenture governing the outstanding notes, we have agreed that, whether or not we are subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, we will file with the SEC and provide the trustee and holders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing, in all material respects, all the information, audit reports and exhibits required for such reports. If at any time, we are not subject to the periodic reporting requirements of the Exchange Act for any reason, we have agreed to nevertheless continue filing such reports with the SEC within the time periods required unless the SEC will not accept such a filing. We have also agreed that we will not take any action for the purpose of causing the SEC not to accept any such filings. If the SEC will not accept such filings for any reason, we will post such reports on our website within the time periods that would apply if we were required to file those reports with the SEC. In addition, for so long as any of the notes are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, we have agreed to make available to any holder of the notes or prospective purchaser of the notes, at their request, the information required by Rule 144A(d)(4) under the Securities Act. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC¬0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Affinia Group Intermediate Holdings Inc.

Ann Arbor, Michigan

We have audited the accompanying consolidated balance sheets of Affinia Group Intermediate Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 21. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Affinia Group Intermediate Holdings Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

March 11, 2011

Affinia Group Intermediate Holdings Inc.

Consolidated Statements of Operations

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Net sales	$1,915	$1,797	$1,991
Cost of sales	(1,546)	(1,429)	(1,581)

Gross profit	369	368	410
Selling, general and administrative expenses	(276)	(267)	(290)

Operating profit	93	101	120
Gain (loss) on extinguishment of debt	—	8	(1)
Other income (loss), net	(3)	5	3
Interest expense	(56)	(69)	(66)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	34	45	56
Income tax provision	(18)	(22)	(27)
Equity in income, net of tax	—	1	1

Net income from continuing operations	16	24	30
Loss from discontinued operations, net of tax	(19)	(61)	—

Net income (loss)	(3)	(37)	30
Less: net income attributable to noncontrolling interest, net of tax	—	7	6

Net income (loss) attributable to the Company	$(3)	$(44)	$24

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Intermediate Holdings Inc.

Consolidated Balance Sheets

(Dollars in millions)	December 31, 2009	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$65	$55
Restricted cash	9	12
Trade accounts receivable, less allowances of $3 million for 2009 and $2 million for 2010	293	316
Inventories, net	430	520
Current deferred taxes	50	40
Prepaid taxes	50	55
Other current assets	21	18
Current assets of discontinued operations	55	—

Total current assets	973	1,016
Property, plant, and equipment, net	199	217
Goodwill	43	59
Other intangible assets, net	149	156
Deferred financing costs	24	23
Deferred income taxes	68	85
Investments and other assets	27	33

Total assets	$1,483	$1,589

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$201	$244
Notes payable	12	27
Other accrued expenses	154	151
Accrued payroll and employee benefits	27	33
Current liabilities of discontinued operations	43	—

Total current liabilities	437	455
Long-term debt	589	669
Deferred employee benefits and other noncurrent liabilities	20	17

Total liabilities	1,046	1,141

Contingencies and commitments
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	434	454
Accumulated deficit	(81)	(57)
Accumulated other comprehensive income	38	39

Total shareholder’s equity of the Company	391	436
Noncontrolling interest in consolidated subsidiaries	46	12

Total shareholder’s equity	437	448

Total liabilities and shareholder’s equity	$1,483	$1,589

The accompanying notes are integral part of the consolidated financial statements.

Affinia Group Intermediate Holdings Inc.

Consolidated Statements of Shareholder’s Equity

(Dollars in millions)	Common stock	Additional paid-in capital	Accumu- lated deficit	Pension adjustments	Foreign currency translation adjustment	Interest rate swap	Accum- ulated other Comprehen- sive income (loss)	Total share- holder’s equity of the company	Noncon- trolling Interest	Total equity
Balance at December 31, 2007	$—	$408	$(34)	$(3)	$63	$(2)		$432	$2	434
Stock-based compensation	—	—	—	—	—	—		—	—	—
Capital contribution	—	3	—	—	—	—		3	—	3
Noncontrolling interest related to acquisitions	—	—	—	—	—	—		—	58	58
Net loss	—	—	(3)	—	—	—	(3)	(3)	—	(3)
Other comprehensive income (loss):
Interest rate swap—net of tax of $1 million	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Minimum pension liability adjustment	—	—	—	(1)	—	—	(1)	(1)	—	(1)
Currency translation—net of tax of $1 million	—	—	—	—	(73)	—	(73)	(73)	—	(73)

Comprehensive loss	—	—	—	—	—	—	(79)

Balance at December 31, 2008	$—	$411	$(37)	$(4)	$(10)	$(4)		$356	60	416

Stock-based compensation	—	1	—	—	—	—		1	—	1
Capital contribution	—	25	—	—	—	—		25	—	25
Noncontrolling interest decrease due to acquisition of additional ownership	—	(3)	—	—	—	—		(3)	(21)	(24)
Net (loss) income	—	—	(44)	—	—	—	(44)	(44)	7	(37)
Other comprehensive income (loss):
Interest rate swap—net of tax of $2	—	—	—	—	—	4	4	4	—	4
Minimum pension liability adjustment	—	—	—	—	—	—	—	—	—	—
Currency translation—net of tax of $2 million	—	—	—	—	52	—	52	52	—	52

Comprehensive income	—	—	—	—	—	—	12

Balance at December 31, 2009	$—	$434	$(81)	$(4)	$42	$—		$391	46	437

Stock-based compensation	—	1	—	—	—	—		1	—	1
Capital contribution	—	3	—	—	—	—		3	—	3
Noncontrolling interest decrease due to acquisition of additional ownership	—	16	—	—	—	—		16	(40)	(24)
Net income	—	—	24	—	—	—	24	24	6	30
Other comprehensive income:
Loss on settlement pension obligations	—	—	—	3	—	—	3	3	—	3
Currency translation—net of tax of less than $1 million	—	—	—	—	(2)	—	(2)	(2)	—	(2)

Comprehensive income	—	—	—	—	—	—	25

Balance at December 31, 2010	$—	$454	$(57)	$(1)	$40	$—		$436	$12	$448

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Intermediate Holdings Inc.

Consolidated Statements of Cash Flows

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Operating activities
Net income (loss)	$(3)	$(37)	$30
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	36	38	37
Impairment of assets	2	75	—
Stock-based compensation	1	1	1
Loss on disposition of affiliate	1	—	—
Loss (gain) on extinguishment of debt	—	(8)	1
Write-off of unamortized deferred financing costs	—	5	1
Provision for deferred income taxes	14	(9)	(16)
Change in trade accounts receivable	31	3	(14)
Change in inventories	(39)	42	(77)
Change in other current operating assets	(49)	(33)	12
Change in other current operating liabilities	57	(42)	39
Change in other	(3)	20	9

Net cash provided by operating activities	48	55	23
Investing activities
Proceeds from sales of assets	1	—	1
Investments in companies, net of cash acquired	(50)	—	(51)
Proceeds from sale of affiliates	6	—	11
Investments in affiliates	(6)	—	—
Change in restricted cash	(1)	(5)	(3)
Additions to property, plant, and equipment	(25)	(31)	(52)
Other investing activities	—	—	(4)

Net cash used in investing activities	(75)	(36)	(98)
Financing activities
Net increase in other short-term debt	—	—	13
Proceeds from other debt	—	—	2
Proceeds from Subordinated Notes	—	—	100
Repayment on Secured Notes	—	—	(23)
Payments on senior term loan facility	—	(297)	—
Proceeds from senior term loan facility	1	—	—
Capital contribution	50	—	3
Net decrease in debt of noncontrolling interest	—	(3)	—
Payment of deferred financing costs	—	(22)	(5)
Proceeds from Secured Notes	—	222	—
Net proceeds from ABL Revolver	—	90	—
Purchase of noncontrolling interest	—	(25)	(24)

Net cash provided by (used in) financing activities	51	(35)	66
Effect of exchange rates on cash	(6)	4	(1)
Increase (decrease) in cash and cash equivalents	18	(12)	(10)
Cash and cash equivalents at beginning of the period	59	77	65

Cash and cash equivalents at end of the period	$77	$65	$55

Supplemental cash flows information
Cash paid during the period for:
Interest	$52	$53	$60
Income taxes	$22	$14	$30

The accompanying notes are an integral part of the consolidated financial statements.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Description of Business

Affinia Group Intermediate Holdings Inc. is a global leader in the light and commercial vehicle replacement products and services industry. We derive approximately 98% of our sales from this industry and, as a result, are not directly affected by the market cyclicality of the automotive original equipment manufacturers. Our broad range of brake, filtration, chassis and other products are sold in North America, Europe, South America and Asia. Our brands include WIX®, Raybestos®, Nakata®, Brake-Pro®, Filtron™ AIMCO® and McQuay-Norris®. Additionally, we provide private label products for NAPA, CARQUEST and ACDelco and other customers and co-branded offerings for Federated Auto Parts and Automotive Distribution Network. Affinia Group Inc. is wholly-owned by Affinia Group Intermediate Holdings Inc., which, in turn, is wholly-owned by Affinia Group Holdings Inc., a company controlled by affiliates of The Cypress Group L.L.C.

Affinia Group Inc., the Company’s direct, wholly-owned subsidiary and a Delaware corporation formed on June 28, 2004, entered into a stock and asset purchase agreement on November 30, 2004, as amended (the “Purchase Agreement”), with Dana Corporation (“Dana”). The Purchase Agreement provided for the acquisition by Affinia Group Inc. of substantially all of Dana’s aftermarket business operations (the “Acquisition”).

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. In these Notes to the Consolidated Financial Statements, the terms “the Company,” “we,” “our” and “us” refer to Affinia Group Intermediate Holdings Inc. and its subsidiaries on a consolidated basis.

Note 2. Acquisition

On December 16, 2010, the Company, through its subsidiary Affinia Products Corp LLC, acquired substantially all the assets of North American Parts Distributors, Inc. (“NAPD”). NAPD, located in Ramsey, New Jersey, was an automobile parts and supplies wholesaler. The NAPD acquisition expands our product offering of chassis parts to one of the broadest in the industry. NAPD’s purchased assets and assumed liabilities were acquired for cash consideration of $52 million. The initial purchase price was $51 million and was paid in 2010. Subsequently, in 2011 the working capital adjustment was settled for $1 million. The working capital adjustment was based on the difference between targeted working capital and working capital at the closing date. This acquisition was considered immaterial for disclosure of supplemental pro forma information and revenues and earnings of the acquiree since the acquisition date. We financed this acquisition with the available borrowings under our ABL Revolver, which borrowings were repaid with our completed offering on December 9, 2010 of the Additional Notes.

The aforementioned acquisition has been accounted for under the purchase method of accounting, in accordance with ASC Topic 805, “Business Combinations.” We engaged independent appraisers to assist in determining the fair values of inventory and intangible assets acquired; including non-competition agreements, developed technology and customer relationships. Purchase price allocations are subject to adjustment until all pertinent information regarding the acquisition is obtained and fully evaluated. Based on our preliminary valuations and purchase accounting adjustments, we recorded $22 million as goodwill at the end of 2010. The Company, however, has not completely finalized the allocation of the purchase price as of December 31, 2010. We have made a preliminary allocation of the purchase price on the basis of its current estimate of the fair value of the underlying assets acquired and liabilities assumed. We expect the goodwill will be deductible for tax purposes. During 2011, we may make further adjustments to these preliminary allocations.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the Acquisition:

(Dollars in millions)	Preliminary Allocation
Inventory	$10
Trade accounts receivable	7
Customer relationships	8
Non-competition agreement	1
Unpatented technology (i.e, tooling)	5
Goodwill	22

Total acquired assets	$53

Current liabilities	1

Net assets acquired	$52

Cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and other current liabilities were recorded at historical carrying values, given the short-term nature of these assets and liabilities. Customer relationships with estimated useful lives ranging from 10 to 20 years have been valued using an income approach, which utilized a discounted cash flow method. The unpatented technology with an estimated useful life of 10 years was valued utilizing a relief from royalty method. The non-competition agreement with an estimated useful life of 5 years was valued utilizing a form of the discounted cash flow method to determine the value of lost income.

Note 3. Joint Venture Acquisition

In December 2010, we acquired the remaining 50% ownership interest in Affinia India Private Limited, the Company’s India joint venture, for $24 million in cash, increasing our ownership interest from 50% to 100%. The acquisition is not subject to any post closing purchase price adjustments or earn-outs. We had a controlling financial interest in Affinia India Private Limited prior to the purchase of the remaining 50% interest. Since we had control prior to the purchase, the transaction has been accounted for as an equity transaction consistent with ASC Topic 810, “Consolidation.” As a result of the transaction the noncontrolling interest balance was decreased by $8 million and the additional paid-in capital was decreased by $16 million. We financed this acquisition with the available borrowings under our ABL Revolver, which borrowings were repaid with the use of proceeds from our completed offering on December 9, 2010 of the Additional Notes.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 4. Discontinued Operation

In the fourth quarter of 2009 we committed to a plan to sell the Commercial Distribution Europe segment. In accordance with ASC Topic 360, “Property, Plant, and Equipment”, the Commercial Distribution Europe segment qualified as a discontinued operation. The consolidated statements of operations for all periods presented have been adjusted to reflect this segment as a discontinued operation. The consolidated statements of cash flows for all periods presented were not adjusted to reflect this segment as a discontinued operation. The table below summarizes the Commercial Distribution Europe segment’s net sales, loss before income tax provision, income tax provision and loss from discontinued operations, net of tax.

(Dollars in millions)	2008	2009	2010
Net sales	$263	$237	$18
Loss before income tax provision	(17)	(84)	—
Income tax provision	(2)	23	—

Loss from discontinued operations, net of tax	$(19)	$(61)	$—

We entered into a Sale and Purchase Agreement with Klarius Group Limited (“KGL”) and Auto Holding Paris S.A.S. (“AHP”) (collectively, the “Purchaser”) on February 2, 2010 (the “Agreement”), pursuant to which KGL purchased the shares of Quinton Hazell Automotive Limited and Quinton Hazell Italia SpA and AHP purchased the shares of Quinton Hazell Deutschland GmbH and Affinia Holding S.A.S. (collectively, the “Group Companies”) for $12 million as of the end of 2009. We settled with KGL on a working capital adjustment in February 2011 and as a result the purchase price was lowered by $1 million effective for 2010. Consequently, the net purchase price after the settlement was $11 million. The Agreement also called for the Purchaser to assume debt of $2.6 million. We also retained the cash in the Group Companies. The business of the Group Companies and their subsidiaries consist of manufacturing and distribution facilities in eight countries in Europe.

In accordance with ASC Topic 360, “Property, Plant, and Equipment,” intangibles and other long-lived assets are assessed for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. The Company determined that the net carrying value of the Commercial Distribution Europe segment may not be recoverable through the sales process. As a result, an impairment charge of $75 million was recorded within discontinued operations in 2009 to reduce the carrying value of the business to expected realizable value. A tax benefit to the Company of $24 million was recorded resulting from this transaction. The sale was consummated on February 2, 2010 and the estimated loss has subsequently decreased $2 million offset by the one month of operating losses of $1 million resulting in net income from discontinued operations and $1 million loss on post closing adjustments.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table shows an analysis of assets and liabilities held for sale as of December 31, 2009:

(Dollars in millions)
Accounts receivable	$34
Inventory	67
Other current assets	6
Property, plant and equipment	18
Long-term assets	5
Impairment of assets	(75)

Total assets of discontinued operations	55

Current liabilities	41
Long-term liabilities	2

Total liabilities of discontinued operations	$43

Note 5. Variable Interest Entity

Effective October 31, 2008, Affinia Acquisition LLC completed the purchase of 85% of the equity interests (the “Acquired Shares”) in HBM Investment Limited (“HBM”). HBM was the sole owner of Longkou Haimeng Machinery Company Limited (“Haimeng”), a drum and rotor manufacturing company located in Longkou City, China. The purchase price was $50 million and included $25 million in current and long term debt on Haimeng’s books. Affinia Group Holdings Inc. received $51 million in return for preferred stock from Cypress, co-investors and management. Affinia Group Holdings Inc. contributed $50 million to Affinia Acquisition LLC to purchase 85% of the equity interests in HBM.

HBM subsequently changed its name to Affinia Hong Kong Limited. Affinia Group Holdings Inc. owned 95% of Affinia Acquisition LLC and Affinia Group Inc. owned the remaining 5% interest. Effective June 1, 2009, Affinia Group Inc. acquired an additional 35% ownership interest in Affinia Acquisition LLC for a purchase price of $25 million, which increased its ownership to 40%. ASC Topic 810 requires the “primary beneficiary” of a variable interest entities (“VIE”) to include the VIE’s assets, liabilities and operating results in its consolidated financial statements. Based on the criteria for consolidation of VIEs, we determined that Affinia Group Inc. was deemed the primary beneficiary of Affinia Acquisition LLC. Therefore, our consolidated financial statements include Affinia Acquisition LLC and its subsidiaries.

On September 1, 2010, our parent company, Affinia Group Holdings Inc., contributed the remaining 60% interest in Affinia Acquisition LLC to Affinia Group Intermediate Holdings Inc. and Affinia Group Intermediate Holdings Inc. contributed such interest to Affinia Group Inc. Consequently, the noncontrolling interest balance was decreased by $32 million and the additional paid-in capital was increased by $32 million. Affinia Group Inc. remains the primary beneficiary of Affinia Acquisition LLC. The net income attributable to the noncontrolling interest owned in Affinia Acquisition LLC and Affinia India Private Limited was less than $1 million in 2008, $7 million for 2009 and $6 million for 2010.

The aforementioned acquisition has been accounted for under the purchase method of accounting, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The Company engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired; including trade names, trademarks, developed technology and customer relationships. Purchase price allocations are subject to adjustment until all pertinent information regarding the acquisition is

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

obtained and fully evaluated. Based on our preliminary valuations and purchase accounting adjustments, we recorded $30 million as goodwill at the end of 2008. In 2009 goodwill was reduced by $7 million related to certain purchase accounting adjustments.

Affinia Hong Kong Limited is reporting its financial results on a one-month reporting lag. There are no arrangements between the primary beneficiary, Affinia Group Inc., and the VIE, Affinia Acquisition LLC, that would require financial support be provided to the VIE. Additionally, the primary beneficiary has not imposed any restrictions on the VIE and there are no recourse provisions in the acquisition agreement. Affinia Acquisition LLC received a contribution of $50 million for the purchase of Affinia Hong Kong Limited in the fourth quarter of 2008. Noncontrolling interest decreased to $46 million as of December 31, 2009 from $60 million as of December 31, 2008. The noncontrolling interest decreased $21 million following Affinia Group Inc.’s acquisition of an additional 35% ownership interest in Affinia Acquisition LLC offset by a $7 million increase related to the net income attributable to noncontrolling interest in Affinia Acquisition LLC and our joint venture in India.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

(Dollars in millions)	Preliminary Allocation	Adjustments	Final Allocation
Current assets	$36	$—	$36
Property, plant and equipment	38	1	39
Customer relationships	7	—	7
Non-competition agreement	2	—	2
Goodwill	30	(7)	23

Total acquired assets	$113	$(6)	$107

Current liabilities	42	(8)	34
Other liabilities	12	2	14

Total liabilities assumed	54	(6)	48

Net assets acquired	$59	$—	$59

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were recorded at historical carrying values, given the short-term nature of these assets and liabilities. Inventory, other non-current assets, long-term debt, and other non-current liabilities outstanding as of the effective date of the acquisition have been allocated based on management’s estimate of fair market value which approximates book value. Customer relationships with estimated useful lives ranging from 10 to 15 years have been valued using an income approach, which utilized a discounted cash flow method. The non-competition agreement with an estimated useful life of 6 years was valued utilizing a form of the discounted cash flow method to determine the value of lost income.

Note 6. Venezuelan Operations

As required by U.S. GAAP, effective January 1, 2010, we accounted for Venezuela as a highly inflationary economy because the three-year cumulative inflation rate for Venezuela using the blended Consumer Price Index (which is associated with the city of Caracas) and the National Consumer Price Index (developed commencing in 2008 and covering the entire country of Venezuela) exceeded 100%.

Effective January 1, 2010, our Venezuelan subsidiary uses the U.S. Dollar as its functional currency. The financial statements of our subsidiary must be re-measured into the Company’s reporting currency (U.S. Dollar)

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. The local currency in Venezuela is the bolivar fuerte (“VEF”).

On January 11, 2010, the Venezuelan government devalued the country’s currency and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 VEF per U.S. Dollar to 2.60 for essential goods and 4.30 for non-essential goods and services, with our products falling into the non-essential category. A Venezuelan currency control board is responsible for foreign exchange procedures, including approval of requests for exchanges of VEF for U.S. Dollars at the official (government established) exchange rate. Our business in Venezuela has been unsuccessful in obtaining U.S. Dollars at the official exchange rate. An unregulated parallel market existed for exchanging VEF for U.S. Dollars through securities transactions; and our Venezuelan subsidiary had been able to enter into such exchange transactions until May 2010, as discussed further below. The Company used the unregulated parallel market rate to translate the financial statements of its Venezuelan subsidiary through May 2010 because we expected to obtain U.S. Dollars at the unregulated parallel market rate for future dividend remittances. During the second quarter of 2010, the unregulated parallel market was suspended and the Central Bank of Venezuela began regulating the parallel market. The Central Bank of Venezuela has also imposed volume restrictions on use of the regulated parallel market which is also referred to as the SITME rate. We will use the regulated parallel market rate to re-measure the financial statements of our Venezuelan subsidiary to comply with the regulations of Venezuela and are analyzing the impact of the volume restrictions on our business. The currency exchange limitations to date have not had a material effect on our 2010 earnings and cash flow.

Effective January 1, 2010, we changed the rate used to re-measure our Venezuelan subsidiary’s transactions and balances from the official exchange rate of 2.15 VEF to the U.S. Dollar to the parallel market rate, which ranged between 5.30 and 7.70 VEF to the U.S. Dollar during 2010. The one-time devaluation had a $2 million negative impact on our pre-tax net income. As described above, during the second quarter of 2010, we changed the rate used to re-measure our Venezuelan subsidiary’s transactions to the SITME rate of 5.30 VEF to the U.S. Dollar. For 2010, our Venezuela subsidiary represented approximately 1% of our consolidated net sales and it had a net loss attributable to the Company of $8 million, of which $7 million related to restructuring. The Venezuelan subsidiary also had $8 million of total assets and $7 million of total liabilities as of December 31, 2010.

On December 30, 2010, the Venezuelan government devalued the VEF by unifying the essential goods exchange rate of 2.60 VEF per U.S. Dollar with the non-essential goods and services exchange rate of 4.30 VEF per U.S. Dollar. The Company does not transact at the essential goods exchange rate as it has been unsuccessful in obtaining U.S. Dollars at the official exchange rate; as such, the devaluation does not impact the Company’s financial statements. The Company continues to use the regulated parallel market rate of 5.30 VEF per U.S. Dollar.

Note 7. Summary of Significant Accounting Policies

Principles of Consolidation

In accordance with ASC Topic 810, “Consolidation,” the consolidated financial statements include the accounts of Affinia and its wholly owned subsidiaries, majority-owned subsidiaries and variable interest entities (“VIE”) for which Affinia (or one of its subsidiaries) is the primary beneficiary. All intercompany transactions have been eliminated. Equity investments in which we exercise significant influence but do not control are accounted for using the equity method. Investments in which we are not able to exercise significant influence over the investee are accounted for under the cost method. Affinia Hong Kong Limited and Affinia India Private Limited are reporting their financial results on a one-month reporting lag.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of these consolidated financial statements requires estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Some of the more significant estimates include valuation of deferred tax assets and inventories; workers compensation; sales return, rebate and warranty accruals; restructuring, environmental and product liability accruals; valuation of postemployment and postretirement benefits and allowances for doubtful accounts. Actual results may differ from these estimates and assumptions.

Concentration of Credit Risk

The primary type of financial instruments that potentially subject the Company to concentrations of credit risk are trade accounts receivable. The Company limits its credit risk by performing ongoing credit evaluations of its customers and, when deemed necessary, requires letters of credit, guarantees or collateral. The majority of the Company’s accounts receivable is due from replacement parts wholesalers and retailers serving the aftermarket.

The Company’s net sales to its two largest customers as a percentage of total net sales from continuing operations for the year ended December 31, 2010, were 27%, and 8%; for the year ended December 31, 2009, were 29% and 8%; and for the year ended December 31, 2008, were 27% and 8%. Net sales represent the amounts invoiced to customers after adjustments related to rebates, returns and discounts. The Company provides reserves for rebates, returns and discounts at the time of sale which are subsequently applied to the account of specific customers based upon actual activity including the attainment of targeted volumes. The Company’s two largest customers’ accounts receivable as of December 31, 2010 represented approximately 37% and 10%, and as of December 31, 2009 represented 39% and 12% of the total accounts receivable.

Foreign Currency Translation

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to Other Comprehensive Income.

Included in net income (loss) are the gains and losses arising from foreign currency transactions. The impact on income from continuing operations before income tax provision, equity in income and noncontrolling interest of foreign currency transactions including the results of our foreign currency hedging activities amounted to a loss of $10 million, $1 million and $4 million in 2008, 2009 and 2010, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash relates to deposits requested by banks for notes payables issued to Haimeng’s suppliers in relation to its purchases.

Accounts receivable

We record trade accounts receivable when revenue is recorded in accordance with our revenue recognition policy and relieves accounts receivable when payments are received from customers. Generally, we do not require collateral for our accounts receivable.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Allowance for doubtful accounts

The allowance for doubtful accounts is established through charges to the provision for bad debts. We evaluate the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management’s judgment of the probability of collecting accounts, and management’s evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. The allowance for doubtful accounts was $3 million and $2 million at December 31, 2009 and 2010, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all domestic inventories or average cost basis for non-U.S. inventories.

Goodwill

Goodwill is not amortized, but instead the Company evaluates goodwill for impairment, as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. If these estimates or related projections change in the future, we may be required to record impairment charges for goodwill at that time.

Intangibles

We have trade names with indefinite lives and other intangibles with definite lives. In lieu of amortization, we test trade names for impairment on an annual basis as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. Trade names are tested for impairment by comparing the fair value to their carrying values.

Our intangibles with definite lives consist of customer relationships, patents and developed technology. These assets are amortized on a straight-line basis over estimated useful lives ranging from 5 to 20 years. Certain conditions may arise that could result in a change in useful lives or require us to perform a valuation to determine if the definite lived intangibles are impaired.

Deferred Financing Costs

Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs is classified in interest expense in the statement of operations.

Properties and Depreciation

Fixed assets are being depreciated over their estimated remaining lives using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for federal income tax purposes. Major additions and improvements are capitalized and depreciated over their estimated useful lives, and repairs and maintenance are charged to expense in the period incurred. We review long-lived assets for impairment and general accounting principles require recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. If the long-lived asset is not recoverable, we measure an impairment loss as the difference between the carrying amount and fair value of the asset.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Useful lives for buildings and building improvements, machinery and equipment, tooling and office equipment, furniture and fixtures principally range from 20 to 30 years, five to ten years, three to five years and three to ten years, respectively. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded as a gain or loss on disposition.

Revenue Recognition

Sales are recognized when products are shipped or received, depending on the contractual terms, and risk of loss has transferred to the customer. The Company estimates and records provisions for warranty costs, sales returns, rebates and other allowances based on experience and other relevant factors, when sales are recognized. The Company assesses the adequacy of its recorded warranty, sales returns, rebates and allowances liabilities on a regular basis and adjusts the recorded amounts as necessary. While management believes that these estimates are reasonable, warranty costs, actual returns, rebates and allowances may differ from estimates. Shipping and handling fees billed to customers are included in sales and the costs of shipping and handling are included in cost of sales. Inter-company sales have been eliminated.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax basis. Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries and affiliated companies except to the extent such earnings are considered to be permanently reinvested in the subsidiary or affiliate. In cases where foreign tax credits will not offset U.S. income taxes, appropriate provisions are included in the combined or consolidated statement of operations.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, “Income Taxes.” The Company adopted the provisions of general accounting principles relating to uncertain tax positions (referred to as FIN 48) on January 1, 2007. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Financial Instruments

The reported fair values of financial instruments, consisting of cash and cash equivalents, trade accounts receivable and long-term debt, are based on a variety of factors. Where available, fair values represent quoted market prices for identical or comparable instruments. Where quoted market prices are not available, fair values are estimated based on assumptions concerning the implied market volatilities, amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of credit and market risk. Fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. As of December 31, 2009 and 2010, the book value of some of our financial instruments, consisting of cash and cash equivalents and trade accounts receivable, approximated their fair values. The fair value of long-term debt is disclosed in “Note 11. Debt.”

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated costs are based upon current

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

laws and regulations, existing technology and the most probable method of remediation. The costs are not discounted and exclude the effects of inflation. If the cost estimates result in a range of equally probable amounts, the lower end of the range is accrued.

Pension Plans

The Company maintains six defined benefit pension plans associated with its Canadian operations. The annual net periodic pension costs are determined on an actuarial basis.

Advertising Costs

Advertising expenses included in continuing operations were $26, $25 and $27 million for the years 2008, 2009, and 2010, respectively. The advertising expenses included in discontinued operations, were $2, $1 and nil for the years 2008, 2009, and 2010, respectively. Advertising costs are recognized as selling expenses at the time advertising is incurred.

Promotional Programs

Cooperative advertising programs conducted with customers that promote the Company’s products are accrued as a rebate based on anticipated total amounts to be rebated to customers over the period of the agreement with the customer. Aftermarket distributors typically source their product lines at a particular price point and product category with one “full-line” supplier, such as our company, which covers substantially all of their product requirements. Switching to a new supplier typically requires that a distributor or supplier make a substantial investment to purchase, or “changeover” to, the new supplier’s products. The changeover costs and other incentives incurred in connection with obtaining new business are recognized as selling expense in the period in which the changeover from a competitor’s product to the Company’s product occurs. Infrequently, we enter into a contract with a customer for a set period of time that requires the reimbursement of the incentive by the customer if the future conditions of the contract are not met. In these infrequent cases the incentive is recorded as a reduction of revenue over the life of the contract.

Insurance

We use a combination of insurance and self-insurance for a number of risks, including workers’ compensation, general liability, vehicle liability and the company-funded portion of employee-related health care benefits. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Research and Development Costs

Research and development expenses are charged to operations as incurred. The Company incurred $3 million, $4 million and $5 million for the years ended 2008, 2009 and 2010, respectively.

Free-Standing Derivatives

The Company is subject to various financial risks during the normal course of business operations, including but not limited to, adverse changes to interest rates, currency exchange rates, counterparty creditworthiness, and commodity prices. Pursuant to prudent risk management principles, the Company may utilize appropriate financial derivative instruments in order to mitigate the potential impact of these factors. The Company’s policies strictly prohibit the use of derivatives for speculative purposes.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

In 2010, the Company’s derivative instrument usage was limited to standard currency forward transactions intended to offset the earnings impact related to the periodic revaluation of specific non-functional currency denominated monetary working capital accounts and intercompany financing arrangements.

The Company does not seek hedge accounting treatment for its currency derivative transactions because the earnings impact from both the underlying exposures and the hedge transactions are recognized in each accounting period.

Stock-Based Compensation

We account for the employee stock options under the fair value method of accounting using a Black-Scholes model to measure stock-based compensation expense at the date of grant. The compensation expense for the year was less than $1 million for 2008, $1 million in 2009 and less than $1 million in 2010.

On July 20, 2005, Affinia Group Holdings Inc. adopted the 2005 Stock Plan. The 2005 Stock Plan was amended on August 25, 2010 and on December 2, 2010 to increase the maximum shares of common stock that may be subject to awards. The 2005 Stock Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of the Company and its affiliates. A maximum of 350,000 shares of common stock may be subject to awards under the 2005 Stock Plan. The number of shares issued or reserved pursuant to the 2005 Stock Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the 2005 Stock Plan. Refer to “Note 13. Stock Incentive Plan” for further information on and discussion of our stock options.

On August 25, 2010, Affinia Group Holdings Inc. commenced an offer to certain eligible holders of stock options to exchange their existing options to purchase shares of Affinia Group Holdings Inc. common stock for restricted stock unit awards (“RSUs”). The RSUs granted in connection with the option exchange are governed by the 2005 Stock Plan and a new Restricted Stock Unit Agreement. The RSUs are subject to performance-based and market-based vesting restrictions, which differ from the performance and time-based vesting restrictions applicable to the exchanged stock options. We will estimate the fair value of restricted stock unit awards using the value of Affinia Group Holdings Inc.’s common stock on the date of grant, reduced by the present value of Affinia Group Holdings Inc.’s common stock prior to vesting. The fair value of the RSUs will be expensed either pro rata over the requisite service term or in full if the requisite service period has passed when the RSUs vest in accordance with the performance conditions listed above. Stock-based compensation expense, which would be recorded in selling, general and administrative expenses, and tax related income tax benefits was not recorded for 2010 as the performance condition has not been met.

Deferred Compensation Plan

Affinia Group Holdings Inc. started a deferred compensation plan in 2008 that permits executives to defer receipt of all or a portion of the amounts payable under Affinia Group Holdings Inc.’s non-equity incentive compensation plan. All amounts deferred will be treated solely for purposes of the plan to have been notionally invested in the common stock of Affinia Group Holdings Inc. As such, the accounts under the plan will reflect investment gains and losses associated with an investment in the Affinia Group Holdings Inc.’s common stock. Affinia Group Holdings Inc. matches 25% of the deferral with additional restricted stock units, which are subject to vesting as provided in the plan.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009. We adopted this guidance on disclosures in the first quarter of 2010. There are also additional new disclosure requirements for purchases, sales, issuances and settlements of Level 3 measurements, which are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB amended ASC 310, “Receivables,” with ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” to require additional information related to financing receivables, including loans and trade accounts receivable with contractual maturities exceeding one year. With the exception of disclosures related to activity occurring during a reporting period, which are effective for fiscal years beginning after December 15, 2010, the provisions of this update are effective as of December 31, 2010. The adoption of ASU 2010-20 did not have a material impact on the Company’s consolidated financial statements.

Note 8. Inventories, net

Inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all domestic inventories or average cost basis for non-U.S. inventories. Inventories are reduced by an allowance for slow-moving and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage. A summary of inventories, net is provided in the table below:

(Dollars in millions)	At December 31, 2009(1)	At December 31, 2010
Raw materials	$103	$120
Work-in-process	26	34
Finished goods	301	366

	$430	$520

(1)	The inventory as of December 31, 2009 excludes $67 million of inventory in our Commercial Distribution Europe segment, which is classified in current assets of discontinued operations.

During 2009, we had a change in estimate that adjusted the carrying amount of finished goods inventory. The change results from new information as defined in ASC Topic 250-10. Due to the recent addition of new processes related to certain remanufactured inventory components, we were able to determine the cost of these components. The financial impact of this change in estimate increased inventory and decreased cost of sales by $3 million in 2009.

Note 9. Goodwill

Goodwill is not amortized, but instead the Company evaluates goodwill for impairment, as of December 31 of each year, unless conditions arise that would require a more frequent evaluation. In assessing the

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective reporting unit. We have tested goodwill for impairment as of the end of the year, and concluded no impairment existed.

In conjunction with the acquisition of the NAPD business, we determined the fair value of intangibles, property, plant and equipment, other assets and liabilities. Based on our valuations and purchase accounting adjustments, we recorded $22 million as goodwill.

In conjunction with the acquisition of Affinia Hong Kong Limited, we determined the fair value of intangibles, property, plant and equipment, other assets and liabilities. Based on our valuations and purchase accounting adjustments, we recorded $30 million as goodwill at the end of 2008 and we have decreased goodwill by $7 million in 2009 for purchase accounting adjustments.

The goodwill also relates to the initial acquisition in 2004 and a minor acquisition in the second quarter of 2008. For the 2004 acquisition, in accordance with ASC Topic 805-740 the tax benefit for the excess of tax-deductible goodwill over the reported amount of goodwill is applied to first reduce the goodwill related to the Acquisition. The tax benefit for the excess of tax deductible goodwill reduced reported goodwill by approximately $8 million during 2009 and 2010. The amount of goodwill remaining at the end of December 31, 2010 relating to the initial 2004 acquisition is $11 million. Once the reported amount of goodwill for the 2004 acquisition is reduced to zero, the remaining tax benefit reduces the basis of intangible assets purchased in the 2004 acquisition. Any remaining tax benefit reduces the income tax provision.

The following table summarizes our goodwill activity, which is related to the On and Off-highway segment, during 2009 and 2010:

(Dollars in millions)
Balance at December 31, 2008	$58
Tax benefit reductions	(8)
Affinia Hong Kong Limited acquisition adjustments	(7)

Balance at December 31, 2009	$43
Goodwill related to acquisition of NAPD business	22
Tax benefit reductions	(8)
Currency and other adjustments	2

Balance at December 31, 2010	$59

Note 10. Other Intangible Assets

As of December 31, 2009 and 2010, the Company’s other intangible assets primarily consisted of trade names, customer relationships, and developed technology. The Company recorded approximately $8 million, $9 million and $8 million of intangible asset amortization in 2008, 2009 and 2010, respectively. We anticipate $9 million in amortization in each of the next four years and $8 million in 2015. In 2010, we acquired the NAPD business and as a result we increased our customer relationships by $8 million, unpatented technology by $5 million and non-competition agreement by $1 million. Amortization expense is calculated on a straight line basis over 5 to 20 years. We determine on a periodic basis whether the lives and the method for amortization are accurate.

Trade names are tested for impairment annually as of December 31 of each year by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

approach. We determined that there were impairments of other intangible assets of $2 million, $4 million and nil in 2008, 2009 and 2010, respectively.

Due to the downturn in the credit markets and intensified competition in the United Kingdom and other Western European countries, the Commercial Distribution Europe segment trade name was impaired $2 million in 2008. In 2009, the Commercial Distribution Europe segment was impaired $4 million due to the decrease in carrying value of the intangibles which were not recoverable through the sales process. The impairments in 2008 and 2009 were recorded in discontinued operations. A rollforward of the other intangibles and trade names for 2009 and 2010 is shown below:

(Dollars in millions)	December 31, 2008	Amortization	Impairment	Other	December 31, 2009	Amortization	Impairment	Other	December 31, 2010
Trade names	$48	$—	$—	$—	$48	$—	$—	$—	$48
Customer relationships	100	(7)	(3)	—	90	(6)	—	8	92
Developed technology/Other	15	(2)	(1)	(1)	11	(2)	—	7	16

Total	$163	$(9)	$(4)	$(1)	$149	$(8)	$—	$15	$156

Accumulated amortization for the intangibles was $43 million and $51 million as of December 31, 2009 and 2010, respectively. The weighted average amortization period by class of intangible was the following: 19 years for customer relationships and 12 years for developed technology and other intangibles.

Note 11. Debt

On August 13, 2009, we refinanced our former term loan facility, revolving credit facility and accounts receivable facility. The refinancing consisted of the ABL Revolver and the Secured Notes, the proceeds of which were used to repay outstanding borrowings under our former term loan facility, revolving credit facility and accounts receivable facility, as well as to settle interest rate derivatives and to pay fees and expenses related to the refinancing. The ABL Revolver and the Secured Notes replaced our revolving credit facility, which would have otherwise matured on November 30, 2010, our former term loan facility, which would have otherwise matured on November 30, 2011, and our accounts receivables facility, which would have otherwise matured on November 30, 2009.

On December 1, 2010, we issued an irrevocable notice of redemption to redeem $22.5 million aggregate principal amount of our Secured Notes on December 31, 2010, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date.

On December 9, 2010, we completed an offering of an additional $100 million of Additional Notes. The Additional Notes have been issued at a price equal to 100% of their face value. The Additional Notes were issued pursuant to the Indenture, dated November 30, 2004, pursuant to which Affinia Group Inc. issued its existing outstanding $267 million aggregate principal amount of the Initial Notes. Other than with respect to the date of issuance and issue price, the Additional Notes have the same terms as, and are treated as a single class with, the Initial Notes. Affinia Group Inc.’s obligations under the Additional Notes are guaranteed on an unsecured senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of Affinia Groups Inc.’s current and future wholly-owned domestic subsidiaries. The Company used the proceeds from the offering of the Additional

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Notes to finance its $24 million acquisition of the remaining 50% interest of Affinia India Private Limited and to finance our $52 million acquisition of the NAPD business on December 16, 2010. The proceeds of the offering of the Additional Notes were also used to redeem $22.5 million in aggregate principal amount of our Secured Notes on December 31, 2010. Debt consists of the following:

	At December 31,
(Dollars in millions)	2009	2010
9% Senior subordinated notes, due November 2014	$267	$367
10.75% Senior Secured Notes, due August 2016	222	200
ABL Revolver, due November 2015	90	90
Affiliate debt with rates of 2.9% to 5.4%	22	39

	601	696
Less: Current portion	(12)	(27)

	$589	$669

Scheduled maturities of debt for each of the next five years and thereafter are as follows:

(Dollars in millions) Year	Amount
2011	$27
2012	12
2013	—
2014	367
2015	90
2016 and thereafter	200

Total debt	$696

The fair value of debt is as follows:

Fair Value of Debt at December 31, 2009

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt
Senior subordinated notes, due November 2014	$267	98.75%	$264
Senior secured notes, due August 2016	222	107.63%	239
ABL revolver, due November 2015	90	100%	90
Affiliate debt	22	100%	22

Total fair value of debt at December 31, 2009			$615

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Debt at December 31, 2010

(Dollars in millions)	Book Value of Debt	Fair Value Factor	Fair Value of Debt
Senior subordinated notes, due November 2014	$367	102.75%	$377
Senior secured notes, due August 2016	200	111.00%	222
ABL revolver, due November 2015	90	100%	90
Affiliate debt	39	100%	39

Total fair value of debt at December 31, 2010			$728

The carrying value of fixed rate short-term debt approximates fair value because of the short term nature of these instruments, and the carrying value of the Company’s current floating rate debt instruments approximates fair value because of the variable interest rates pertaining to those instruments. The fair value of the long-term debt was estimated based on quoted market prices.

Asset based credit facilities. On August 13, 2009, Affinia Group Inc. and certain of its subsidiaries entered into a four-year $315 million ABL Revolver that includes (i) a revolving credit facility (the “U.S. Facility”) of up to $295 million for borrowings solely to the U.S. domestic borrowers, including (a) a $40 million sub-limit for letters of credit and (b) a $30 million swingline facility, and (ii) a revolving credit facility (the “Canadian Facility”) of up to $20 million for Canadian Dollar denominated revolving loans solely to a Canadian borrower. Availability under the ABL Revolver is based upon monthly (or more frequent under certain circumstances) borrowing base valuations of Affinia Group Inc.’s eligible inventory and accounts receivable and is reduced by certain reserves in effect from time to time. The ABL Collateral consists of all accounts receivable, inventory, cash (other than certain cash proceeds of Notes Collateral (as defined in the indenture governing the Secured Notes)) and proceeds of the foregoing and certain assets related thereto, in each case held by Affinia Group Intermediate Holdings Inc., Affinia Group Inc. and certain of their subsidiaries.

On November 30, 2010, we entered into an amendment to the credit agreement governing the ABL Revolver. The ABL Revolver has been amended to, among other things, (a) increase the amount of additional unsecured indebtedness that we may incur from $100 million to $300 million and provide certain conditions to any issuance of such indebtedness in excess of $100 million, (b) amend the covenants with respect to: making certain dividends, distributions, restricted payments and investments; extending, renewing and refinancing certain existing indebtedness; amending certain material documents; and issuing and disposing of certain equity interests, (c) reduce the pricing spread applicable to each type of loan by 150 basis points at each level of average aggregate availability and remove the floor formerly applicable to the LIBOR rate and the BA rate, (d) extend the maturity date from August 13, 2013 to November 30, 2015 (subject to early termination under certain limited circumstances), (e) allow for prepayments of certain outstanding indebtedness with the proceeds of an initial public offering (if Affinia Group Holdings Inc. undertakes an initial public offering) and permit the merger of Affinia Group Intermediate Holdings Inc. with and into Affinia Group Holdings Inc. upon satisfaction of certain preconditions to such merger and (f) modify certain other provisions thereof.

At December 31, 2010, we had $90 million outstanding under the ABL Revolver. During the year, we borrowed funds at a weighted average interest rate of approximately 5.5% under this facility. We had an additional $191 million of availability after giving effect to $15 million in outstanding letters of credit and $3 million for borrowing base reserves as of December 31, 2010.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Mandatory Prepayments. If at any time the outstanding borrowings under the ABL Revolver (including outstanding letters of credit and swingline loans) exceed the lesser of (i) the borrowing base as in effect at such time and (ii) the aggregate revolving commitments as in effect at such time, we will be required to prepay an amount equal to such excess and/or cash collateralize outstanding letters of credit.

The maturity date of the ABL Revolver is November 30, 2015, subject to early termination if our senior subordinated notes which mature less than six months after such date are not refinanced, renewed or extended, or fully redeemed, fully cash defeased, paid in full or fully cash collateralized, prior to the date which is 91 days before the earlier of November 30, 2015 and the maturity date of the senior subordinated notes.

Voluntary Prepayments. Subject to certain conditions, the ABL Revolver allows us to voluntarily reduce the amount of the revolving commitments and to prepay the loans without premium or penalty other than customary breakage costs for LIBOR rate contracts.

Covenants. The ABL Revolver contains affirmative and negative covenants that, among other things, limit or restrict our ability to create liens and encumbrances; incur debt; merge, dissolve, liquidate or consolidate; make acquisitions and investments; dispose of or transfer assets; pay dividends or make other payments in respect of our capital stock; amend certain material documents; change the nature of our business; make certain payments of debt; engage in certain transactions with affiliates; change our fiscal periods; and enter into certain restrictive agreements, in each case, subject to certain qualifications and exceptions.

In addition, if availability under the ABL Revolver is less than the greater of 12.5% of the total revolving loan commitments and $39.5 million, we will be required to maintain a fixed charge coverage ratio, which is defined in the ABL Revolver, of at least 1.10x measured for the last twelve-month period.

Interest Rates and Fees. Outstanding borrowings under the U.S. Facility accrue interest at an annual rate of interest equal to (i) a base rate plus the applicable spread or (ii) a LIBOR rate plus the applicable spread. Outstanding borrowings under the Canadian Facility accrue interest at an annual rate of interest equal to (i) the Canadian prime rate plus the applicable spread or (ii) the BA rate (the average discount rate of bankers’ acceptances as quoted on the Reuters Screen CDOR page) plus the applicable spread. We pay a commission on letters of credit issued under the U.S. Facility at a rate equal to the applicable spread for loans based upon the LIBOR rate. The ABL Revolver, as amended on November 30, 2010, revises the applicable spread, as set forth below, for purposes of calculating the annual rate of interest applicable to outstanding borrowings under the U.S. Facility and the Canadian Facility. In addition, the 1.50% floor formerly applicable to the LIBOR rate and the BA rate was eliminated.

Level	Average Aggregate Availability	Base Rate Loans and Canadian Prime Rate Loans	LIBOR Loans and Canadian BA Rate Loans
I	≤$105,000,000	1.75%	2.75%
II	> $105,000,000 but ≤ $210,000,000	1.50%	2.50%
III	> $210,000,000	1.25%	2.25%

We pay certain fees with respect to the ABL Revolver, including (i) an unused commitment fee of 0.50% per annum on the undrawn portion of the credit facility (subject to a step-down to 0.375% in the event more than 50% of the commitments (excluding swingline loans) under the credit facility are utilized) and (ii) customary annual administration fees and fronting fees in respect of letters of credit equal to 0.125% per

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

annum on the stated amount of each letter of credit outstanding during each month. During an event of default, the fee payable under clause (i) shall be increased by 2% per annum.

Secured Notes. On August 13, 2009, Affinia Group Inc. issued $225 million of Secured Notes as part of the refinancing. The Secured Notes were offered at a price of 98.799% of their face value, resulting in approximately $222 million of net proceeds. The approximately $3 million discount will be amortized based on the effective interest rate method and included in interest expense until the Secured Notes mature. Subject to Affinia Group Inc.’s compliance with the covenants described in the indenture securing the Secured Notes, Affinia Group Inc. is permitted to issue more Secured Notes from time to time under the Indenture. The Secured Notes and the additional notes, if any, will be treated as a single class for all purposes of the indenture governing the Secured Notes, including waivers, amendments, redemptions and offers to purchase. The Secured Notes mature in 2016 and accrue interest at rate of 10.75% per annum payable semiannually. The Secured Notes are senior obligations of Affinia Group Inc.

On December 1, 2010, we issued an irrevocable notice of redemption to redeem $22.5 million aggregate principal amount of our Secured Notes on December 31, 2010, pursuant to their terms at a redemption price equal to 103% of the principal amount of such notes being redeemed, plus accrued and unpaid interest to the redemption date. The Secured Notes outstanding balance net of the discount was $200 million as of December 31, 2010.

Subordinated Notes. On November 30, 2004, Affinia Group Inc. issued $300 million of Subordinated Notes. The Subordinated Notes and the additional notes, if any, will be treated as a single class for all purposes of the indenture governing the Subordinated Notes, including waivers, amendments, redemptions and offers to purchase. The Subordinated Notes mature in 2014 and accrue interest at rate of 9% per annum payable semiannually. The Subordinated Notes are senior obligations of Affinia Group Inc.

In June of 2009, Affinia Group Holdings Inc. purchased in the open market approximately $33 million in principal amount of the Subordinated Notes and thereafter contributed such notes to Affinia Group Intermediate Holdings Inc., which contributed such notes to Affinia Group Inc. Affinia Group Inc. promptly surrendered such purchased notes for cancellation, which resulted in a pre-tax gain on the extinguishment of debt of $8 million in 2009.

On December 9, 2010, Affinia Group Inc. completed an offering of $100 million of Additional Notes. The Additional Notes have been issued at a price equal to 100% of their face value. The Additional Notes were issued pursuant to the Indenture, dated November 30, 2004, pursuant to which the Company issued its existing outstanding $267 million aggregate principal amount of Initial Notes. Other than with respect to the date of issuance and issue price, the Additional Notes have the same terms as, and are treated as a single class with, the Initial Notes. Affinia Group Inc.’s obligations under the Additional Notes are guaranteed on an unsecured senior subordinated basis by Affinia Group Intermediate Holdings Inc. and certain of our current and future wholly-owned domestic subsidiaries. The outstanding balance of the Subordinated Notes at December 31, 2010 was $367 million. Subject to Affinia Group Inc.’s compliance with the covenants described in the indenture securing the Subordinated Notes, Affinia Group Inc. is permitted to issue more Subordinated Notes from time to time under the indenture.

Indenture Provisions. The indentures governing the Secured Notes and the Subordinated Notes limit Affinia Group Inc.’s (and its restricted subsidiaries’) ability to incur and guarantee additional indebtedness, issue disqualified stock or issue certain preferred stock; pay dividends on, make other distributions on, redeem or repurchase our capital stock or make certain other restricted payments; create certain liens or encumbrances;

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

issue capital stock; make certain investments or acquisitions; make capital expenditures; pay dividends, make distributions or make other payments from its subsidiaries; changes their lines of business; enter into certain types of transactions with affiliates; use assets as security in other transactions; sell certain assets or merge with or into other companies and designate subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, Affinia Group Inc. and its restricted subsidiaries are permitted to incur additional indebtedness, including secured indebtedness, under the terms of the indentures governing the Secured Notes and the Subordinated Notes.

During 2009, we recorded a write-off of $5 million to interest expense for unamortized deferred financing costs associated with the term loan facility, revolving credit facility and the accounts receivable facility. Additionally, we recorded $22 million in total deferred financing costs related to the new ABL Revolver and the issuance of the Secured Notes.

During 2010, we recorded a write-off of $1 million to interest expense for unamortized deferred financing costs associated with the redemption of $22.5 million of the Secured Notes. Additionally, we recorded $5 million in total deferred financing costs related to the amendment to ABL Revolver and the issuance of additional $100 million in Senior Subordinated Notes. The unamortized deferred financing will be charged to interest expense over the next five years for the ABL Revolver, six years for the Secured Notes and four years for the Subordinated Notes. The following table summarizes the deferred financing activity from December 31, 2008 to December 31, 2010:

(Dollars in millions)
As of December 31, 2008	11
Amortization	(4)
Write-off of unamortized deferred financing costs	(5)
Deferred financing costs	22

Balance at December 31, 2009	$24
Amortization	(5)
Write-off of unamortized deferred financing costs	(1)
Deferred financing costs	5

Balance at December 31, 2010	$23

Note 12. Accounts Receivable Factoring

We have agreements with third party financial institutions to factor certain receivables on a non-recourse basis. The terms of the factoring arrangements provide for the factoring of certain U.S. Dollar-denominated or Canadian Dollar-denominated receivables, which are purchased at the face value amount of the receivable discounted at the annual rate of LIBOR plus a spread on the purchase date. The amount factored is not contractually defined by the factoring arrangements and our use will vary each month based on the amount of underlying receivables and the cash flow needs of the Company.

We began factoring our accounts receivable during the third quarter of 2010. During 2010, the total accounts receivable factored was $156 million and the cost incurred on factoring was $2 million. Accounts receivable factored by us are accounted for as a sale and removed from the balance sheet at the time of factoring and the cost of the factoring is accounted for in other income.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 13. Stock Incentive Plan

On July 20, 2005, Affinia Group Holdings Inc. adopted the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which we refer to as our 2005 Stock Plan. The 2005 Stock Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of Affinia Group Holdings Inc. and its affiliates. A maximum of 350,000 shares of Affinia Group Holdings Inc. common stock may be subject to awards under the 2005 Stock Plan. The number of shares issued or reserved pursuant to the 2005 Stock Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the 2005 Stock Plan.

Administration. The 2005 Stock Plan is administered by the compensation committee of Affinia Group Holdings Inc.’s Board of Directors. The committee has full power and authority to make, and establish the terms and conditions of any award, and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions or payment dates). The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it, in good faith, deems necessary or desirable for the administration of the plan and may delegate such authority as it deems appropriate. The committee may correct any defect or supply an omission or reconcile any inconsistency in the plan in the manner and to the extent the committee deems necessary or desirable and any decision of the committee in the interpretation and administration of the plan shall lie within its sole and absolute good faith discretion and shall be final, conclusive and binding on all parties concerned.

Options. The committee determines the option price for each option; however, the stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the option price (i) in cash or its equivalent, (ii) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period established by the committee) with a fair market value equal to the exercise price, (iii) if there is a public market for the shares, subject to rules established by the committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to Affinia Group Holdings Inc. an amount out of the proceeds of the sale equal to the aggregate option price for the shares being purchased or (iv) by another method approved by the committee.

Stock Appreciation Rights. The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the committee. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of common stock over (2) the exercise price, multiplied by (ii) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Other Stock-Based Awards. The committee may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Transferability. Unless otherwise determined by the committee, awards granted under the 2005 Stock Plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control. In the event of a change of control (as defined in the 2005 Stock Plan), the committee may provide for (i) the termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (ii) the acceleration of all or any portion of an award, (iii) payment in exchange for the cancellation of an award and/or (iv) the issuance of substitute awards that would substantially preserve the terms of any awards.

Amendment and Termination. Affinia Group Holdings Inc.’s Board of Directors may amend, alter or discontinue the 2005 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Management Stockholders Agreement. All shares issued under the plan will be subject to a management stockholders agreement or a director stockholders agreement, as applicable.

Restrictive Covenant Agreement. Unless otherwise determined by Affinia Group Holdings Inc.’s Board of Directors, all award recipients will be obligated to sign the standard Confidentiality, Non-Competition and Proprietary Information Agreement which includes restrictive covenants regarding confidentiality, proprietary information and a one year period restricting competition and solicitation of our clients, customers or employees. In the event a participant breaches these restrictive covenants, any exercise of, or payment or delivery pursuant to, an award may be rescinded by the committee in its discretion in which event the participant may be required to pay to us the amount of any gain realized in connection with, or as a result of, the rescinded exercise, payment or delivery.

Amendment. On November 14, 2006, the Compensation Committee of Affinia Group Holdings Inc. revised the vesting terms applicable to options previously awarded by the Committee to its named executive officers, as well as all other employees, under the Plan. One-half of these options vest in equal portions at the end of each year beginning with the year of the grant and ending December 31, 2009 (the “Vesting Period”), 40% are eligible for vesting in equal portions upon the Company’s achievement of certain specified annual EBITDA performance targets over the Vesting Period and 10% are eligible for vesting in equal portions upon the Company’s achievement of certain net working capital performance targets over the Vesting Period. The Committee has not modified the time-vesting options or the working capital performance options. The Committee elected to modify the vesting terms for the EBITDA performance options so that these options were eligible for vesting in equal portions at the end of each of the years 2007, 2008, and 2009. The Committee also modified the performance targets for those years. The fair value of the modified award was slightly higher than the grant date fair value.

2005 Stock Plan

On July 20, 2005, Affinia Group Holdings Inc. adopted the 2005 Stock Plan with a maximum of 227,000 shares of common stock subject to awards. On August 25, 2010, Affinia Group Holdings Inc. increased the number of shares of common stock subject to awards from 227,000 to 300,000, and Affinia Group Holdings Inc. commenced an offer to certain eligible holders of stock options to exchange their existing options to purchase shares of Affinia Group Holdings Inc.’s common stock for RSUs with new vesting terms (the “Option Exchange”). The RSUs granted in connection with the Option Exchange are governed by the 2005 Stock Plan and the new Restricted Stock Unit Award Agreement. On December 2, 2010, Affinia Group Holdings Inc. increased the number of shares of common stock subject to awards from 300,000 to 350,000.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

A table of the 2005 Stock Plan balances for the restricted stock units, stock options, deferred compensation shares and stock awards is summarized below.

	At December 31,
	2009	2010
Restricted stock units*	—	239,000
Stock options*	175,638	34,062
Deferred compensation shares	7,153	19,967
Stock award	—	163
Shares available	44,209	56,808

Number of shares of common stock subject to awards	227,000	350,000

*	The Option election period commenced on August 25, 2010 and expired on September 24, 2010. The completion of the Option Exchange for the RSUs occurred on October 18, 2010 and 100% of the eligible option holders elected to participate. A total of 24 eligible employees and directors participated in the Option Exchange. In addition, three eligible employees and directors who did not have vested options received RSUs. Affinia Group Holdings Inc. accepted for exchange options to purchase a total of 61,868 shares of Affinia Group Holdings Inc.’s common stock. All surrendered options were cancelled in exchange for RSUs. The options had been fully expensed by the exchange date. The total RSUs issued on October 18, 2010 and December 1, 2010 covered 235,000 and 4,000 shares, respectively, of Affinia Group Holdings Inc.’s common stock.

Stock Options

The option holders who were not eligible for the Option Exchange had 34,062 stock options outstanding as of December 31, 2010, which included vested options of 34,062 and no unvested options. Pursuant to the terms of the 2005 Stock Plan, each option expires August 1, 2015. The exercise price is $100 per option.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes model to measure stock-based compensation expense at the date of grant. Dividend yields were not a factor because there were no cash dividends declared during 2008, 2009, and 2010. Our weighted-average Black-Scholes fair value assumptions include:

	2008	2009	2010
Weighted-average effective term	5.2 years	5.2 years	5.2 years
Weighted-average risk free interest rate	4.35%	4.33%	4.38%
Weighted-average expected volatility	40.1%	40.8%	40.4%
Weighted-average fair value of options (Dollars in millions)	$7	$7	$1

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of the stock option grants is amortized to expense over the vesting period. The Company reduces the overall compensation expense by a turnover rate consistent with historical trends. Stock-based compensation expense, which was recorded in selling, general and administrative expenses, and tax related income tax benefits were less than $1 million for 2008, $1 million for 2009 and less than $1 million for 2010.

Options
Outstanding at January 1, 2008	217,510
Granted	9,500
Forfeited/expired	(45,225)

Outstanding at December 31, 2008	181,785
Granted	1,500
Forfeited/expired	(7,647)

Outstanding at December 31, 2009	175,638
Granted	2,000
Exercised	(1,000)
Exchanged	(61,868)
Forfeited/expired	(80,708)

Outstanding at December 31, 2010	34,062

Restricted Stock Units

The RSUs granted in connection with the Option Exchange are governed by the 2005 Stock Plan and a new Restricted Stock Unit Award Agreement.

The RSUs are subject to performance-based and market-based vesting restrictions, which differ from the performance and time-based vesting restrictions applicable to the exchanged stock options. The RSUs will vest if (i) the RSU holder remains employed with Affinia Group Holdings Inc. on the date that either of the following vesting conditions occurs and (ii) either of the following vesting conditions occurs on or prior to the date on which Cypress ceases to hold any remaining Affinia Group Holdings Inc. common stock:

•

Cypress Scenario—Cypress has received aggregate transaction proceeds in cash or marketable securities (not subject to escrow, lock-up, trading restrictions or claw-back) with respect to the disposition of more than 50% of its common equity interests in Affinia Group Holdings Inc. in an amount that represents a per-share equivalent value that is greater than or equal to two times the average per share price paid by Cypress for its aggregate common equity investment in Affinia Group Holdings Inc.; or

•	IPO Scenario—Affinia Group Holdings Inc.’s common stock trades on a public stock exchange at an average closing price of $225 (as adjusted for stock splits) over a 60 consecutive trading day period.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

As part of the Option Exchange, the total RSUs granted on October 18, 2010 covered 235,000 shares of Affinia Group Holdings Inc. common stock. As of December 31, 2010, 239,000 shares had been awarded, none of which have vested. We estimate the fair value of market-based restricted stock units using a Monte Carlo simulation model on the date of grant. Our weighted-average Monte Carlo fair value assumptions include:

	Cypress Scenario	IPO Scenario
Effective term	0.6 years	1.4 years
Risk free interest rate	1.1%	1.1%
Expected volatility	70%	70%
Fair value of an RSU	$107.72	$124.25
Expected expense (Dollars in millions)	$26	$30

In the event that either of the performance-based conditions (Cypress Scenario or IPO Scenario) are met, the fair value of the RSUs will be recognized in stock-based compensation expense either 1) pro rata over the requisite service term including a cumulative catch-up related to service provided through the date the performance condition is met or 2) in full once the respective market-based condition is met or 3) in full if the requisite service period has already passed when the performance condition is met. Stock-based compensation expense, which would be recorded in selling, general and administrative expenses, and tax related income tax benefits was not recorded for 2010 as neither of the performance conditions have been met. If the RSUs do not vest prior to ten years from the date of grant then the RSUs will expire. If the performance condition is met on the 239,000 RSUs the amount of expense we would have to record is $30 million under the IPO scenario or $26 million under the Cypress scenario.

RSUs
Outstanding at December 31, 2009	—
Issued per Option Exchange	235,000
Granted	4,000
Forfeited/expired	—

Outstanding at December 31, 2010	239,000

Note 14. Pension and Other Postretirement Benefits

The Company provides defined contribution and defined benefit, qualified and nonqualified, pension plans for certain employees.

Under the terms of the defined contribution retirement plans, employee and employer contributions may be directed into a number of diverse investments. Expenses related to these defined contribution plans were $8 million for the year ended December 31, 2008, $1 million for the year ended December 31, 2009 and $5 million for the year ended December 31, 2010.

The Company has Canadian defined benefit pension plans (the assets of which are referred to as the “Fund”). These plans are managed in accordance with applicable legal requirements relating to the investment of registered pension plans. The responsibility for the investment of the Fund lies with the Investment Committee of ITT Industries of Canada Ltd. (the “Committee”). The Committee is composed of representatives of ITT and of the participating companies, which includes our Company. The investments objectives of the plans are to maximize long-term total investment returns while assuming a prudent level of risk deemed appropriate by the Committee. The Fund may not engage in certain investments that are not permitted for a pension plan pursuant to

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

applicable provincial pension benefits legislation and the Income Tax Act of Canada. Additionally, the Fund may not invest more than 10% of the assets in any single public issue of securities except where the security is issued by or guaranteed by the government of Canada or a Canadian province. This investment policy permits plan assets to be invested in a number of diverse investment categories such as demand or term deposits, short term notes, treasury bills, bankers acceptances, commercial paper, investment certificates issued by banks, insurance companies or trust companies, bonds and non-convertible debentures, mortgages and other asset-backed securities, convertible debentures, real estate, preferred and common stocks that are traded publicly, including both Canadian and foreign stocks, resource properties, venture capital, insured contracts, pooled funds, segregated funds, trusts, closed-end investment companies, limited partnerships and other structured vehicles invested directly or indirectly in, or in interests.

We did not terminate any plans in 2010; however, we settled $20 million of the assets in the pension plans. During the year we purchased annuities for many of the participants of the pension plans. We are in the process of winding down the plans. How quickly we settle all of the pension plan assets is subject to approval from a Canadian regulatory agency. The following tables provide a reconciliation of the changes in the Company’s defined benefit pension plans’ and the fair value of assets for the years ended December 31, 2009 and December 31, 2010, as well as the statements of the funded status and schedules of the net amounts recognized in the balance sheet at December 31, 2009 and 2010. The measurement date for the amounts in these tables was December 31 of each year presented:

	Pension Benefits
(Dollars in millions)	Year Ended December 31, 2009	Year Ended December 31, 2010
Reconciliation of benefit obligation
Obligation at beginning of period	$18	$22
Service cost	—	—
Interest cost	1	1
Plan amendment	—	—
Actuarial (gain) loss	1	1
Benefit payments	(1)	(1)
Settlement	—	(20)
Translation adjustments	3	—

Obligation at end of period	$22	$3

Accumulated benefit obligation	$22	$3

	Pension Benefits
(Dollars in millions)	Year Ended December 31, 2009	Year Ended December 31, 2010
Reconciliation of fair value of plan assets
Fair value, beginning of period	$13	$20
Actual return on plan assets	3	1
Employer contributions	3	2
Benefit payments	(1)	(2)
Settlement	—	(20)
Translation adjustments	2	1

Fair value, end of period	$20	$2

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

	Pension Benefits
(Dollars in millions)	Year Ended December 31, 2009	Year Ended December 31, 2010
Funded Status	$(2)	$(1)
Unrecognized net actuarial loss	4	1

Accrued benefit cost	$2	$—

The weighted average asset allocations of the pension plans at December 31, 2009 and December 31, 2010 were as follows:

	December 31, 2009	December 31, 2010
Asset Category
Equity securities	61%	68%
Controlled-risk debt securities	38%	28%
Cash and short-term obligations	1%	4%

Total	100%	100%

The target asset allocations of the pension plans for equity securities, controlled-risk debt securities, absolute return strategies investments and cash and other assets at December 31, 2009 and December 31, 2010 were 70%, 30%, 0% and 0%.

The following table presents the funded status of the Company’s pension plans and the amounts recognized in the balance sheet as of December 31, 2009 and 2010:

(Dollars in millions)	December 31, 2009	December 31, 2010
Accumulated benefit obligation at beginning of period	$18	$22
Projected benefit obligation	22	3
Fair value of assets	20	2

Accrued cost	$(2)	$(1)

Amounts recognized in balance sheet:
Accrued benefit liability	$(2)	$(1)
Intangible asset	—	—
Accumulated other comprehensive income	4	1

Net amount recognized	$2	$—

The Company’s projected benefit payments by the pension plans subsequent to December 31, 2010 are expected to be $2 million in 2011 and $1 million over the next nine years.

Projected contributions to be made to the Company’s defined benefit pension plans are expected to be in aggregate $1 million over the next ten years.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Components of net periodic benefit costs for the Company’s defined benefit plans for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 are as follows:

	Pension Benefits
	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
(Dollars in millions)
Service cost	$—	$—	$—
Interest cost	1	1	1
Settlement	—	—	4
Expected return on plan assets	(1)	(1)	(1)
Amortization of transition obligation	—	—	—
Amortization of prior service cost	—	—	—
Recognized net actuarial loss	2	2	1

Net periodic benefit cost	$2	$2	$5

	December 31, 2008	December 31, 2009	December 31, 2010
Discount rate	5.3%	5.1%	5.5%
Expected return on plan assets	6.1%	6.1%	6.6%

The discount rate and expected return on plan assets for the Company’s plans presented in the tables above are used to determine pension expense for the succeeding year.

Fair Value Measurements. The following tables present our plan assets using the fair value framework as of December 31, 2010 and 2009. The fair value framework requires the categorization of our plan assets into three levels based upon the assumptions (inputs) used to price the plan assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table presents our plan assets using the fair value framework as of December 31, 2010.

(Dollars in millions)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents
Cash and cash equivalents	$—	$—	$—	$—
Equity securities:
Canadian equities	1	—	—	1
Other equities	—	—	—	—
Fixed income securities
Canadian Government Securities	—	1	—	1
Corporate bonds	—	—	—	—

Total plan assets	$1	$1	$—	$2

The following table presents our plan assets using the fair value framework as of December 31, 2009.

(Dollars in millions)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents
Cash and cash equivalents	$—	$—	$—	$—
Equity Securities:
Canadian equities	8	1	—	9
Other equities	2	2	—	4
Fixed income securities
Canadian Government Securities	—	1	—	1
Corporate bonds	—	6	—	6

Total plan assets	$10	$10	$—	$20

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 15. Income Tax

The components of the income tax provision (benefit) are as follows:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Current:
U.S. federal	$—	$—	$—
U.S. state and local	—	1	1
Non-United States	25	21	24

Total current	25	22	25
Deferred:
U.S. federal & state	(3)	—	1
Non-United States	(4)	—	1

Total deferred	(7)	—	2

Income tax provision	$18	$22	$27

The income tax provision was calculated based upon the following components of income from continuing operations before income tax provision, equity in income and noncontrolling interest:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
United States	$(38)	$(39)	$(45)
Non-United States	72	84	101

Earnings (loss) before income taxes	$34	$45	$56

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred tax assets (liabilities) consisted of the following:

(Dollars in millions)	At December 31, 2009	At December 31, 2010
Deferred tax assets:
Net operating loss carryforwards	$96	$111
Inventory reserves	16	17
Expense accruals	34	29
Other	18	20

Subtotal	164	177
Valuation allowance	(23)	(23)

Deferred tax assets	141	154
Deferred tax liabilities:
Depreciation & amortization	20	21
Foreign earnings	1	7

Deferred tax liabilities	21	28

Net deferred tax assets	$120	$126

Balance Sheet Presentation:
Current deferred taxes	$50	$40
Deferred income taxes	68	85
Other accrued expenses	—	—
Deferred employee benefits & other noncurrent liabilities	2	1

Net deferred tax assets	$120	$126

Valuation allowances are provided for deferred tax assets whenever the realization of the assets is not deemed to meet a more likely than not standard. Accordingly, valuation allowances have been provided for net operating losses in certain non-U.S. countries and U.S. states. U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totaled $117 million at December 31, 2010. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The effective income tax rate differs from the U.S. federal income tax rate for the following reasons:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
U.S. federal income tax rate	35.0%	35.0%	35.0%
Increases (reductions) resulting from:
State and local income taxes, net of federal income tax benefit	-0.8	0.5	1.4
Valuation allowance		15.1	1.8
Non-U.S. income	-6.8	-23.4	-16.1
U.S. Permanent Differences*	11.1	9.9	22.2
Unremitted Earnings	8.8	5.8	4.2
Miscellaneous items	4.3	5.0	0.6

Effective income tax rate	51.6%	47.9%	49.1%

*	The U.S. Permanent Differences affecting the tax rate are a result of a deemed distribution and nondeductible expenses.

At the end of 2010, federal domestic net operating loss carryforwards were $266 million. Of these, $12 million expire in 2024, $13 million expire in 2025, $37 million expire in 2026, $35 million expire in 2027, $76 million expire in 2028, $62 million expire in 2029 and $31 million expire in 2030. At the end of 2010, state domestic net operating loss carryforwards were estimated to be $185 million, the majority of which expire between 2020 and 2030. At the end of 2010, foreign net operating loss carryforwards were $24 million and expire as follows: $1 million in 2012, $6 million in 2013, $3 million in 2014, $0.5 million in 2015, $2 million in 2016, $1 million in 2018, $3 million in 2019, $5 million in 2026, $0.5 million in 2029 and $2 million in 2030. Realization of the tax benefits associated with loss carryforwards is dependent on generating sufficient taxable income prior to their expiration.

The following table summarizes the activity related to our unrecognized tax benefits:

(Dollars in millions)
Balance at January 1, 2008	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at January 1, 2009	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at January 1, 2010	$2
Increases to tax positions	—
Decreases to tax positions	—

Balance at December 31, 2010	$2

Included in the balance of unrecognized tax benefits at December 31, 2010, are $2 million of tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties as part of the income tax provision. As of December 31, 2010 the Company’s accrual for interest and penalties is less than $1 million.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. For jurisdictions in which the Company transacts significant business, tax years ending December 31, 2004 and later remain subject to examination by tax authorities. We do not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Note 16. Property, Plant and Equipment

The following table breaks out the property, plant and equipment in further detail:

	December 31,
(Dollars in millions)	2009	2010
Property, plant and equipment
Land and improvements to land	$25	$29
Buildings and building fixtures	80	80
Machinery and equipment	179	193
Software	26	28
Other	1	—
Construction in progress	12	31

	323	361
Less: Accumulated depreciation	(124)	(144)

	$199	$217

The property, plant and equipment as of December 31, 2009 excludes our Commercial Distribution Europe segment property, plant and equipment, of $18 million, which was impaired. Depreciation is recognized on a straight-line basis over an asset’s estimated useful life. The depreciation expense from continuing operations was $25 million, $27 million, and $29 million for 2008, 2009, and 2010, respectively.

Note 17. Other Accrued Expenses

The following table breaks out the other accrued expenses in further detail:

	December 31,
(Dollars in millions)	2009	2010
Return reserve	$17	$17
Accrued promotions and defective product	10	10
Core deposit liability	9	9
Taxes other than income taxes	41	37
Tax deposit payable	14	9
Interest payable	12	11
Accrued restructuring	7	4
Accrued workers compensation	6	6
Accrued freight	4	11
Other	34	37

	$154	$151

The other accrued expenses primarily consist of accrued selling and marketing expenses, accrued utilities, accrued legal and professional fees and other miscellaneous accruals.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the changes in our return reserves is as follows beginning with January 1, 2008:

	December 31,
(Dollars in millions)	2008	2009	2010
Beginning balance January 1	$20	$18	$17
Amounts charged to revenue	58	56	43
Returns processed	(60)	(57)	(43)

Ending balance December 31	$18	$17	$17

Note 18. Commitments and Contingencies

At December 31, 2010, the Company had purchase commitments for property, plant and equipment of approximately $13 million.

The Company had future minimum rental commitments under non-cancelable operating leases of $66 million at December 31, 2010, with future rental payments of:

(Dollars in millions)	Operating Leases
2011	$12
2012	13
2013	11
2014	10
2015	6
Thereafter	14

Total	$66

The leases do not contain restrictions on future borrowings. There are no significant lease escalation clauses or purchase options. Rent expense from continuing operations was $20 million, $19 million and $18 million in 2008, 2009 and 2010, respectively.

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, intellectual property, product liability and environmental matters. We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition or results of operations or liquidity.

On March 31, 2008, a class action lawsuit was filed by S&E Quick Lube Distributors, Inc. of Utah against several auto parts manufacturers for allegedly conspiring to fix prices for replacement oil, air, fuel and transmission filters. Several auto parts companies are named as defendants, including Champion Laboratories, Inc., Purolator Filters NA LLC, Honeywell International Inc., Cummins Filtration Inc., Donaldson Company, Baldwin Filters Inc., Bosch USA., Mann + Hummel USA Inc., ArvinMeritor Inc., United Components Inc. and Wix Filtration Corp LLC (“Wix Filtration”), one of our subsidiaries. The lawsuit is currently pending as a consolidated Multi-District Litigation (“MDL”) Proceeding in Chicago, IL because of multiple “tag-along” filings in several jurisdictions. Two suits have also been filed in the Canadian provinces of Ontario and Quebec. Wix Filtration, along with other named defendants, have filed various motions to dismiss plaintiffs’ complaints, which were denied by the court in December 2009. Several defendants, including Wix Filtration, refiled motions to dismiss based upon plaintiff’s most recent amended complaint. The court denied those motions in September

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

2010. Discovery in the action continues. Despite the U.S. Department of Justice closing its investigation in this matter, the State of Washington Attorney General issued Civil Investigative Demands to all defendants. We believe that Wix Filtration did not engage in any improper conduct and in any event did not have significant sales in this particular market at the relevant time periods so we do not expect the lawsuit to have a material adverse effect on our financial condition or results of operations. We intend to vigorously defend this matter.

DPH Holdings Corp., a successor to Delphi Corporation and certain of its affiliates (“Delphi”), served Affinia and certain of our other subsidiaries with a complaint to avoid over $17 million in allegedly preferential transfers, substantially all of which relate to allegedly preferential transfers involving our non-U.S. subsidiaries. On February 4, 2011, we settled with Delphi for $0.1 million.

The Company has various accruals for civil liability, including product liability, and other costs. If there is a range of equally probable outcomes, we accrue at the lower end of the range. The Company had $1 million and $2 million accrued as of December 31, 2009 and December 31, 2010, respectively. In addition, we have various other claims that are not probable of occurrence that range from less than $1 million to $12 million. There are no recoveries expected from third parties.

During the first quarter of 2007 we signed a letter of credit in connection with a real estate lease. ASC 460, “Guarantees”, requires that this letter of credit be accounted for as a guarantee. The fair value of this guarantee as of December 31, 2010 was $1 million and is included in other noncurrent liabilities and other long-term assets.

Note 19. Restructuring of Operations

In 2005, we announced two restructuring plans: (i) a restructuring plan that we announced at the beginning of 2005 as part of the Acquisition, also referred to as the acquisition restructuring and (ii) a restructuring plan that we announced at the end of 2005, also referred to herein as the comprehensive restructuring. We have completed the acquisition restructuring and we are in process of completing the comprehensive restructuring.

Comprehensive Restructuring

The comprehensive restructuring was announced in December 2005 and has resulted in the closure of 36 facilities. Additionally, we previously announced the closure of our Litchfield, Illinois plant but the closure date has been delayed until 2011. Once this plant is closed in 2011 the comprehensive restructuring will be completed. We anticipate that we will incur over the next couple of years approximately $4 million additional comprehensive restructuring costs related to the closure of the final facility and other costs related to closed facilities which we still own or lease. The major components of the comprehensive restructuring through 2010 were employee severance costs, asset impairment charges, and other costs (i.e. moving costs, environmental remediation, site clearance and repair costs) each of which we expect to represent approximately 41%, 18% and 41% respectively, of the total cost of the restructuring.

The comprehensive restructuring will result in approximately $171 million in restructuring costs, which exceeds preliminary expectations of $152 million.

In connection with the comprehensive restructuring, we recorded $13 million in restructuring costs in 2010. The comprehensive and other restructuring costs are disclosed by period in the chart below and were recorded in selling, general and administrative expense, cost of sales and as part of discontinued operations.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Other Restructuring

At the end of 2009, we approved the closure of our distribution operations located in Mississauga, Ontario, Canada. The operations closed at the end of the first quarter of 2010. The closure of this operation is part of the Company’s continuing effort to improve its distribution system and serve the replacement parts market effectively and efficiently. The charges were comprised of employee severance costs of $1 million and other trailing liabilities of $4 million. We incurred approximately $4 million in 2010 and $1 million in 2009 related to the closure of this facility. We anticipate another $2 million in restructuring costs in 2011 related to the closure of the facility.

On May 3, 2010, we announced the closure of our brake manufacturing operations located in Maracay, Edo Aragua, Venezuela. The operations closed during the second quarter of 2010. These actions resulted in the Company incurring pre-tax charges of approximately $7 million, of which approximately $4 million were cash expenditures. The charges were comprised of employee severance costs of $3 million, asset impairments of $3 million, and other trailing liabilities of $1 million.

(Dollars in millions)	Discontinued Operations	Selling, General and Administrative Expenses	Cost of Sales	Total
Comprehensive Restructuring
2005	$—	$2	$21	$23
2006	1	38	1	40
2007	12	23	3	38
2008	12	27	1	40
2009	2	10	1	13
2010	—	13	—	13

Total Comprehensive Cost	27	113	27	$167
Other Restructuring
2009	—	1	—	1
2010	—	8	3	11

Total Other Restructuring Cost	—	9	3	12

Total Restructuring Cost	$27	$122	$30	$179

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

The restructuring charges for the comprehensive restructuring and further restructuring consist of employee termination costs, other exit costs and impairment costs. Severance costs are being accounted for in accordance with ASC Topic 420, “Exit or Disposal Cost Obligations” and ASC Topic 712, “Compensation—Nonretirement Postemployment Benefits.” The following summarizes the restructuring charges and activity for all the Company’s restructuring programs:

Accrued Restructuring

(Dollars in millions)	Comprehensive	Other	Total
Balance at December 31, 2008	$11	—	$11
Charges to expense:
Employee termination benefits	4	1	5
Asset write-offs expense	1	—	1
Other expenses	8	—	8

Total restructuring expenses	13	1	14
Cash payments and asset write-offs:
Cash payments	(15)	—	(15)
Asset retirements and other	(3)	—	(3)

Balance at December 31, 2009	$6	1	$7
Charges to expense:
Employee termination benefits	—	4	4
Asset write-offs expense	1	3	4
Other expenses	12	4	16

Total restructuring expenses	13	11	24
Cash payments and asset write-offs:
Cash payments	(13)	(7)	(20)
Asset retirements and other	(3)	(4)	(7)

Balance at December 31, 2010	$3	1	$4

At December 31, 2010, $4 million of restructuring charges remained in accrued liabilities, relating to wage and healthcare continuation for severed employees and other termination costs. These remaining benefits are expected to be paid during 2011. The following table shows the restructuring expenses by segment:

(Dollars in millions)	2008	2009	2010
On and Off-highway segment	$19	$8	$13
Brake South America segment	7	1	7
Corporate, eliminations and other	2	3	4

	$28	$12	$24
Commercial Distribution Europe segment	12	2	—

Total	$40	$14	$24

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 20. Related Party Transactions

Mr. John M. Riess, an Affinia Group Inc. Board member, is the parent of, J. Michael Riess, who is currently employed with Genuine Parts Company (NAPA) as president of a distribution facility. NAPA is the Company’s largest customer as a percentage of total net sales from continuing operations. NAPA accounted for 27%, 29% and 27% of our total net sales for the years ended December 31, 2008, 2009 and 2010, respectively.

Mr. Zhang Haibo, 15% owner of Affinia Hong Kong Limited (“AHK”), loaned $1.4 million to AHK to facilitate the establishment of a new subsidiary, Affinia Qingdao Braking Systems Co. Ltd., a new friction company in China with the intention of manufacturing friction products and distributing these products in Asia and North America. AHK owns 100% of the subsidiary. The contribution agreement has not been finalized as of December 31, 2010, but the cash has been received by AHK, as such we have recorded the $1.4 million as related party debt.

Mr. Zhang Haibo, contributed $2.5 million to AHK to facilitate the purchase of land for a new filtration company in China with the intention of manufacturing and distributing filtration products principally in Asia. The contribution did not change the ownership percentage and as a consequence the noncontrolling interest did not change but property, plant and equipment did increase.

The Company is controlled by affiliates of Cypress. Cypress charged Affinia Group Inc. $3 million in 2009, which consisted of a management fee for services related to the refinancing and other advisory services. This amount was included in selling, general, and administrative expenses.

Effective January 1, 2011, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., entered into an Advisory Agreement with Torque Capital Group LLC for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. Joseph E. Parzick, one of our directors, is a managing partner of Torque Capital Group LLC. In connection with the Advisory Agreement, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., have agreed to pay a quarterly fee of $400,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $3.0 million in the event Affinia Group Holdings Inc.’s shareholders realize a specified return on their investment. Effective January 1, 2011, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., entered into an Advisory Agreement with Cypress Advisors, Inc. for services related to corporate strategy, finance, investments and such other services as we may request from time to time. Mr. James A. Stern, one of our directors, is a managing director of Cypress Advisors, Inc. In connection with the Advisory Agreement, we, along with Affinia Group Holdings Inc. and Affinia Group Inc., have agreed to pay a quarterly fee of $100,000 for six calendar quarters expiring June 30, 2012, and have further agreed to pay a success fee of up to $2.0 million in the event Affinia Group Holdings Inc.’s shareholders realize a specified return on their investment.

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 21. Segment Information

The products, customer base, distribution channel, manufacturing process, procurement are similar throughout all of the Company’s operations. However, due to different economic characteristics in the Company’s operations and in conformity with ASC Topic 280, “Segment Reporting,” the Company was previously presented as three separate reporting segments: (1) the On and Off-highway segment, which is composed of Filtration, Brake North America and Asia, Chassis and Commercial Distribution South America, (2) Brake South America segment and (3) Commercial Distribution Europe segment. All three segments are in the On and Off-highway industry but for segment reporting purposes we refer to the first segment as the On and Off-highway segment. Because of the sale of our Commercial Distribution Europe segment, the Commercial Distribution Europe segment was classified as discontinued operations and, as such is not presented in the net sales and operating profit segment tables below. See “Note 4. Discontinued Operation.” Segment net sales, operating profit, total assets, depreciation and amortization and capital expenditures were as follows:

(Dollars in millions)	Net Sales			Operating Profit
	2008	2009	2010	2008	2009	2010
On and Off-highway segment	$1,908	$1,792	$1,991	$141	$153	$167
Brake South America segment	26	22	15	(11)	(3)	(8)
Corporate, eliminations and other	(19)	(17)	(15)	(37)	(49)	(39)

	$1,915	$1,797	$1,991	$93	$101	$120

(Dollars in millions)	Total Assets
	2009	2010
On and Off-highway segment	$1,318	$1,417
Brake South America segment	8	—
Corporate, eliminations and other	102	172
Assets of discontinued operations	55	—

	$1,483	$1,589

(Dollars in millions)	Depreciation and Amortization			Capital Expenditures
	2008	2009	2010	2008	2009	2010
On and Off-highway segment	$22	$24	$27	$20	$27	$50
Brake South America segment	1	1	—	1	1	—
Corporate, eliminations and other	11	11	10	2	—	2

Total from continuing operations	34	36	37	23	28	52
Discontinued operations	2	2	—	2	3	—

	$36	$38	$37	$25	$31	$52

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Net sales by geographic region were as follows:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Brazil	$356	$321	$414
Canada	143	145	142
Poland	109	118	140
Other Countries	167	139	143

Total Other Countries	775	723	839
United States	1,140	1,074	1,152

	$1,915	$1,797	$1,991

Long-lived assets by geographic region were as follows:

(Dollars in millions)	December 31, 2009	December 31, 2010
Canada	$11	$15
China	71	76
Brazil	10	13
Other Countries	51	66

Total other countries	143	170
United States	272	285

	$415	$455

Net sales by geographic area were determined based on origin of sale. Geographic data on long-lived assets are comprised of property, plant and equipment, goodwill, other intangible assets and deferred financing costs.

We offer primarily three types of products: brake products, which include brake drums, rotors, pads and shoes and hydraulic brake system components; filtration products, which include oil, fuel, air and other filters; and chassis products, which include steering, suspension and driveline components. Additionally, we have Commercial Distribution South America products, which offer brake, chassis, filtration and other products. The Company’s sales by group of similar products are as follows:

(Dollars in millions)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Brake products	$684	$615	$648
Filtration products	727	713	759
Chassis products	155	153	169
Commercial Distribution South America products	368	333	430
Corporate, eliminations and other	(19)	(17)	(15)

	$1,915	$1,797	$1,991

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 22. Asset Retirement Obligations

We account for the fair value of an ARO in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement costs capitalized as part of the carrying amount of the long-lived assets. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over its useful life. Changes in the ARO resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense, which is included in depreciation and amortization expense in the consolidated statements of operations. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the asset retirement cost and ARO. The ARO recorded at December 31, 2009 and December 31, 2010 was $2 million.

Note 23. Derivatives

The Company’s financial derivative assets and liabilities consist of standard currency forward contracts. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

All derivative instruments are recognized on our balance sheet at fair value. The fair value measurements of our currency derivatives are based upon Level 2 inputs consisting of observable market data pertaining to relevant currency exchange rates, as reported by a recognized independent third-party financial information provider. Based upon the Company’s periodic assessment of our own creditworthiness, and of the counterparties to our derivative instruments’ fair value measurements are not adjusted for nonperformance risk.

Currency Rate Derivatives

Our currency derivative contracts are valued using then-current spot and forward market data as provided by external financial institutions. We enter into short-term hedging transactions with banking institutions of only the highest tiered credit ratings and thus the counterparty credit risk associated with these contracts is not considered significant.

Our currency derivatives are undesignated hedges of specific monetary asset balances subject to currency revaluation. Changes in the fair value of these hedging transactions are recognized in income each accounting period. At December 31, 2010, the aggregate notional amount of our currency derivatives was $121 million having a fair market value of $1 million in assets and less than $1 million in liabilities.

The Company’s outstanding currency forward contracts are recorded in the Consolidated Balance Sheets as “Other current assets” or “Other accrued expenses,” accordingly. Currency derivative gains and losses are recognized in “Other income, net” in the Consolidated Statements of Operations in the reporting period of occurrence. The Company has not recorded currency derivative gains (losses) to other comprehensive income

Affinia Group Intermediate Holdings Inc.

Notes to Consolidated Financial Statements—(Continued)

(loss) nor has it reclassified prior period currency derivative results from other comprehensive income (loss) to earning during the last twelve months. The Company does not anticipate that it will record any currency derivative gains or losses to other comprehensive income (loss) or that it will reclassify prior period currency derivative results from other comprehensive income (loss) to earnings in the next twelve months.

The notional amount and fair value of our outstanding currency forward contracts were as follows:

(Dollars in millions)	Notional Amount	Asset Derivative	Liability Derivative
As of December 31, 2010	$121	$1	$—
As of December 31, 2009	$133	$—	$—

Note 24. Financial Information for Guarantors and Non-Guarantors

Affinia Group Intermediate Holdings Inc. (presented as Parent in the following schedules), through its 100%-owned subsidiary, Affinia Group Inc. (presented as Issuer in the following schedules), issued the Secured Notes on August 13, 2009 in the principal amount of $225 million and Subordinated Notes on November 30, 2004 in the principal amount of $300 million with an additional $100 million in principal amount issued December 9, 2010. As of December 31, 2010 there were $367 million and $200 million of Subordinated Notes and Secured Notes outstanding, respectively. The notes were offered only to qualified institutional buyers and certain persons in offshore transactions.

The Secured Notes are fully, unconditionally and jointly and severally guaranteed on a senior secured basis and the Subordinated Notes are fully, unconditionally and jointly and severally guaranteed on an unsecured senior subordinated basis. The Subordinated Notes are general obligations of Affinia Group Inc. and guaranteed by the Parent and all of Affinia Group Inc.’s wholly owned current and future domestic subsidiaries (the “Guarantors”). Affinia Group Inc.’s obligations under the Secured Notes are guaranteed by the Guarantors and are secured by first-priority liens, subject to permitted liens and exceptions for excluded assets, on substantially all of Affinia Group Inc.’s and the Guarantors’ tangible and intangible assets (excluding the ABL Collateral as defined below), including real property, fixtures and equipment owned or acquired in the future by Affinia Group Inc. and the Guarantors (the “Non-ABL Collateral”) and are secured by second-priority liens on all accounts receivable, inventory, cash, deposit accounts, securities accounts and proceeds of the foregoing and certain assets related thereto held by Affinia Group Inc. and the Guarantors, which constitute collateral under the ABL Revolver on a first-priority basis (the “ABL Collateral”).

The following information presents Condensed Consolidating Statements of Operations for the years ended December 31, 2008, December 31, 2009, December 31, 2010, Condensed Consolidating Balance Sheets as of December 31, 2009 and December 31, 2010 and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2008, December 31, 2009, December 31, 2010 and of (1) Affinia Group Intermediate Holdings Inc., (2) Affinia Group Inc., (3) the Guarantors, (4) the Non-Guarantors, and (5) eliminations to arrive at the information for the Company on a consolidated basis. Other separate financial statements and other disclosures concerning the Parent and the Guarantors are not presented because management does not believe that such information is material to investors.

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Statement of Operations

For the Year Ended December 31, 2008

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated total
Net sales	$—	$—	$1,269	$941	$(295)	$1,915
Cost of sales	—	—	(1,072)	(769)	295	(1,546)

Gross profit	—	—	197	172	—	369
Selling, general, and administrative expenses	—	(29)	(147)	(100)	—	(276)

Operating (loss) profit	—	(29)	50	72	—	93
Other income (loss), net	—	23	(25)	(1)	—	(3)
Interest expense	—	(55)	—	(1)	—	(56)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	—	(61)	25	70	—	34
Income tax benefit (provision)	—	5	—	(23)	—	(18)

Income (loss) from continuing operations	—	(56)	25	47	—	16
Equity in income, net of tax	(3)	53	28	—	(78)	—

Net income from continuing operations	(3)	(3)	53	47	(78)	16
(Loss) from discontinued operations, net of tax	—	—	—	(19)	—	(19)

Net (loss) income	(3)	(3)	53	28	(78)	(3)
Less: Net loss attributable to noncontrolling interest, net of tax	—	—	—	—	—	—

Net (loss) income attributable to the company	$(3)	$(3)	$53	$28	$(78)	$(3)

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Statement of Operations

For the Year Ended December 31, 2009

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated total
Net sales	$—	$—	$1,181	$943	$(327)	$1,797
Cost of sales	—	—	(987)	(769)	327	(1,429)

Gross profit	—	—	194	174	—	368
Selling, general and administrative expenses	—	(43)	(132)	(92)	—	(267)

Operating (loss) profit	—	(43)	62	82	—	101
Gain on extinguishment of debt	—	8	—	—	—	8
Other income (loss), net	—	18	(16)	3	—	5
Interest expense	—	(67)	—	(2)	—	(69)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	—	(84)	46	83	—	45
Income tax provision	—	(10)	—	(12)	—	(22)
Equity in income, net of tax	(44)	54	11	1	(21)	1

Net income from continuing operation	(44)	(40)	57	72	(21)	24
(Loss) from discontinued operations, net of tax	—	—	—	(61)	—	(61)

Net (loss) income	$(44)	$(40)	$57	$11	$(21)	$(37)
Less: net income attributable to noncontrolling interest, net of tax	—	4	3	—	—	7

Net income (loss) attributable to the Company	$(44)	$(44)	$54	$11	$(21)	$(44)

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Statement of Operations

For the Year Ended December 31, 2010

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated total
Net sales	$—	$—	$1,255	$1,078	$(342)	$1,991
Cost of sales	—	—	(1,059)	(864)	342	(1,581)

Gross profit	—	—	196	214	—	410
Selling, general and administrative expenses	—	(32)	(145)	(113)	—	(290)

Operating (loss) profit	—	(32)	51	101	—	120
Loss on extinguishment of debt	—	(1)	—	—	—	(1)
Other income (loss), net	—	17	(15)	1	—	3
Interest expense	—	(64)	—	(2)	—	(66)

Income from continuing operations before income tax provision, equity in income and noncontrolling interest	—	(80)	36	100	—	56
Income tax provision	—	(3)	—	(24)	—	(27)
Equity in income, net of tax	24	109	77	1	(210)	1

Net income from continuing operation	24	26	113	77	(210)	30
Loss from discontinued operations, net of tax	—	—	—	—	—	—

Net income	$24	$26	$113	$77	$(210)	$30
Less: net income attributable to noncontrolling interest, net of tax	—	2	4	—	—	6

Net income attributable to the Company	$24	$24	$109	$77	$(210)	$24

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Balance Sheet

December 31, 2009

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$9	$—	$56	$—	$65
Restricted cash	—	—	—	9	—	9
Accounts receivable	—	1	168	124	—	293
Inventories	—	—	256	174	—	430
Other current assets	—	51	4	66	—	121
Current assets of discontinued operations	—	—	—	55	—	55

Total current assets	—	61	428	484	—	973
Investments and other assets	—	228	20	63	—	311
Intercompany investments	391	1,147	278	—	(1,816)	—
Intercompany receivables	—	(366)	497	(131)	—	—
Property, plant and equipment, net	—	5	91	103	—	199

Total assets	$391	$1,075	$1,314	$519	$(1,816)	$1,483

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$15	$109	$77	$—	$201
Notes payable	—	—	—	12	—	12
Accrued payroll and employee benefits	—	11	5	11	—	27
Other accrued liabilities	—	22	53	79	—	154
Current liabilities of discontinued operations	—	—	—	43	—	43

Total current liabilities	—	48	167	222	—	437
Deferred employee benefits and noncurrent liabilities	—	11	—	9	—	20
Long-term debt	—	579	—	10	—	589

Total liabilities	—	638	167	241	—	1,046
Total shareholder’s equity	391	437	1,147	278	(1,816)	437

Total liabilities and equity	$391	$1,075	$1,314	$519	$(1,816)	$1,483

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Balance Sheet

December 31, 2010

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$9	$3	$43	$—	$55
Restricted cash	—	—	—	12	—	12
Accounts receivable	—	—	177	139	—	316
Inventories	—	—	323	197	—	520
Other current assets	—	34	4	75	—	113

Total current assets	—	43	507	466	—	1,016
Investments and other assets	—	254	38	64	—	356
Intercompany investments	436	1,209	345	—	(1,990)	—
Intercompany receivables	—	(349)	446	(97)	—	—
Property, plant and equipment, net	—	3	90	124	—	217

Total assets	$436	$1,160	$1,426	$557	$(1,990)	$1,589

Liabilities and Equity
Current liabilities:
Accounts payable	$—	$15	$149	$80	$—	$244
Notes payable	—	—	—	27	—	27
Accrued payroll and employee benefits	—	10	7	16	—	33
Other accrued liabilities	—	21	60	70	—	151

Total current liabilities	—	46	216	193	—	455
Deferred employee benefits and noncurrent liabilities	—	8	—	9	—	17
Long-term debt	—	658	—	11	—	669

Total liabilities	—	712	216	213	—	1,141
Total shareholder’s equity	436	448	1,210	344	(1,990)	448

Total liabilities and equity	$436	$1,160	$1,426	$557	$(1,990)	$1,589

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2008

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Elimination	Consolidated Total
Operating activities
Net cash (used in) provided by operating activities	—	37	16	(5)	—	48
Investing activities
Proceeds from sale of assets	—	—	—	1	—	1
Investments in companies, net of cash acquired	—	(50)	—	—	—	(50)
Proceeds from sale of affiliates	—	3	—	3	—	6
Investments in affiliates	—	—	(6)	—	—	(6)
Change in restricted cash	—	—	—	(1)	—	(1)
Additions to property, plant and equipment, net	—	(1)	(11)	(13)	—	(25)
Other investing activities	—	—	—	—	—	—

Net cash used in investing activities	—	(48)	(17)	(10)	—	(75)
Financing activities
Short-term debt, net	—	—	—	—	—	—
Proceeds from long-term debt	—	—	—	1	—	1
Payment of long-term debt	—	—	—	—	—	—
Capital contribution	—	50	—	—	—	50
Net transactions with Parent	—	—	—	—	—	—

Net cash provided by (used in) financing activities of continuing operations	—	50	—	1	—	51
Net cash used in financing activities of discontinued operations	—	—	—	—	—	—

Net cash provided by (used in) financing activities	—	50	—	1	—	51
Effect of exchange rates on cash	—	—	—	(6)	—	(6)
Change in cash and cash equivalents	—	39	(1)	(20)	—	18
Cash and cash equivalents at beginning of period	—	20	1	38	—	59

Cash and cash equivalents at end of period	$—	$59	$—	$18	$—	$77

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2009

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Elimination	Consolidated Total
Operating activities
Net cash (used in) provided by operating activities	—	(18)	15	58	—	55
Investing activities
Proceeds from sale of assets	—	—	—	—	—	—
Investments in companies, net of cash acquired	—	—	—	—	—	—
Proceeds from sale of affiliates	—	—	—	—	—	—
Investments in affiliates	—	—	—	—	—	—
Change in restricted cash	—	—	—	(5)	—	(5)
Additions to property, plant and equipment, net	—	—	(15)	(16)	—	(31)

Net cash used in investing activities	—	—	(15)	(21)	—	(36)
Financing activities
Short-term debt, net	—	—	—	—	—	—
Net decrease in debt of noncontrolling interest	—	—	—	(3)	—	(3)
Payments on senior term loan facility	—	(297)	—	—	—	(297)
Payment of deferred financing costs	—	(22)	—	—	—	(22)
Proceeds from Secured Notes	—	222	—	—	—	222
Net proceeds from ABL Revolver	—	90	—	—	—	90
Purchase of noncontrolling interest	—	(25)	—	—	—	(25)

Net cash provided by (used in) financing activities of continuing operations	—	(32)	—	(3)	—	(35)
Effect of exchange rates on cash	—	—	—	4	—	4
Change in cash and cash equivalents	—	(50)	—	38	—	(12)
Cash and cash equivalents at beginning of period	—	59	—	18	—	77

Cash and cash equivalents at end of period	$—	$9	$—	$56	$—	$65

Affinia Group Intermediate Holdings Inc.

Supplemental Guarantor

Consolidating Statement of Cash Flows

For the Year Ended December 31, 2010

(Dollars in millions)	Parent	Issuer	Guarantor	Non-Guarantor	Elimination	Consolidated Total
Operating activities
Net cash (used in) provided by operating activities	—	(57)	75	5	—	23
Investing activities
Proceeds from sales of assets	—	—	—	1	—	1
Investments in companies, net of cash acquired	—	—	(51)	—	—	(51)
Proceeds from sale of affiliates	—	11	—	—	—	11
Change in restricted cash	—	—	—	(3)	—	(3)
Additions to property, plant, and equipment	—	(2)	(17)	(33)	—	(52)
Other investing activities	—	—	(4)	—	—	(4)

Net cash provided by (used in) investing activities	—	9	(72)	(35)	—	(98)
Financing activities
Net increase in other short-term debt	—	—	—	13	—	13
Proceeds from other debt	—	—	—	2	—	2
Proceeds from Subordinated Notes	—	100	—	—	—	100
Repayment on Secured Notes	—	(23)	—	—	—	(23)
Capital contribution	—	—	—	3	—	3
Payment of deferred financing costs	—	(5)	—	—	—	(5)
Purchase of noncontrolling interest	—	(24)	—	—	—	(24)

Net cash provided by financing activities	—	48	—	18	—	66
Effect of exchange rates on cash	—	—	—	(1)	—	(1)
Change in cash and cash equivalents	—	—	3	(13)	—	(10)
Cash and cash equivalents at beginning of period	—	9	—	56	—	65

Cash and cash equivalents at end of period	$—	$9	$3	$43	$—	$55

Offer to Exchange

$100,000,000 principal amount of its 9% Senior Subordinated Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of its outstanding 9% Senior Subordinated Notes due 2014 that were issued on December 9, 2010.

Until August 3, 2011 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.